03037801

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Förenings Sparbanken AB (Swedbank)

*CURRENT ADDRESS

SE-105 34 Stockholm

Sweden

**FORMER NAME

PROCESSED

**NEW ADDRESS DEC 03 2003

THOMSON FINANCIAL

FILE NO. 82- 4092 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 12/01/03

Annual Report 2001

FÖRENINGSSPARBANKEN

Swedbank

Financial reports 2002

FöreningsSparbanken will release earnings reports on the following dates in 2002:

Interim report January – March 2002	April 26
Interim report January – June 2002	August 23
Interim report January – September 2002	October 25

The Annual General meeting in 2002 will be held on April 11 in Sundsvall.

The Group's financial reports can be accessed on Förenings-Sparbanken's home page at www.foreningssparbanken.se/ir or at the nearest branch of FöreningsSparbanken.

FöreningsSparbanken
Swedbank
Annual Report 2001

Contents

Annual General Meeting

Annual General Meeting

The Annual General Meeting will be held at Tonhallen, Fabriksgatan 22, Sundsvall at 2:00 p.m. (CET) on Thursday, April 11, 2002. Registration for the meeting begins at 12:30 p.m.

Notification of attendance, etc.

Shareholders who wish to attend the Annual General Meeting must be recorded in the shareholders register issued by VPC AB (the Swedish Securities Register Center) on Thursday, March 28, 2002 and must notify the Company of their intention to participate and the number of persons who will accompany them (max. 2) not later 3:00 p.m. on Friday, April 5, 2002 in writing to Förenings-Sparbanken/Swedbank, Company Secretary, SE-105 34 Stockholm, Sweden, by telephone +46 8 507 126 19, by fax +46 8 411 56 64 or via the Internet at www.foreningssparbanken.se/ir under the heading bolagsstämma (Annual General Meeting).

When notifying the Company, please include your name, personal/company registration number (for Swedish citizens or companies), address and telephone number. To vote by proxy, a duly signed and dated power of attorney must be submitted to the Bank prior to the meeting. If the power of attorney is issued by a legal entity, it must be accompanied by a certified registration certificate or other document attesting to the authority of the signatory. The power of attorney applies for one year from its date of issue.

To be entitled to attend the meeting, shareholders whose shares are nominee-registered must request to have them temporarily re-entered in their own names in the shareholders register. The registration process, which normally takes several days, must be effected by March 28, 2002. Shareholders should therefore advise their nominees well in advance of this date.

Agenda

Matters which by law and the Articles of Association shall come before the Annual General Meeting include the presentation of the annual report of the Board of Directors and the President and the Auditors' report as well as the consolidated financial statements and the Auditors' report for the Group for the financial year 2001, the adoption of the profit and loss account and the balance sheet as well as the consolidated profit and loss account and the consolidated balance sheet, the discharge from liability of the members of the Board of Directors and the President for the period covered by the report, the disposition of the Bank's profit in accordance with the adopted balance sheet, the approval of the record date for the dividend and the election of the Board of Directors.

The Board of Directors' proposal to acquire the Bank's own shares in order to facilitate operations.

A list of the matters that will be brought before the Annual General Meeting will be included in the notice of the meeting, which is scheduled to be published on Thursday, March 7, 2002 in, among others, the dailies Dagens Nyheter and Svenska Dagbladet.

Dividend

The Board of Directors recommends that shareholders receive a dividend of SEK 5.50 per share. Tuesday, April 16, 2002 has been proposed as the record date for the right to the 2001 dividend. The last day for trading in the Bank's share with the right to the dividend is Thursday, April 11, 2002.

If the Annual General Meeting adopts the Board of Directors' recommendation, the dividend is expected to be paid by VPC on Friday, April 19, 2002.

Financial information 2002

FöreningsSparbanken's financial reports are preliminarily scheduled for release on the following dates:

Interim report January-March 2002	April 26
Interim report January-June 2002	August 23
Interim report January-September 2002	October 25

The Group's financial reports can be ordered by telephone at +46 771 22 11 22 (press 3#) or at the nearest FöreningsSparbanken branch, or can be accessed on the Bank's home page on the Internet at www.foreningssparbanken.se/ir.

While every care has been taken in the translation of this Annual Report, readers are reminded that the original Annual Report, signed by the Board of Directors, is in Swedish.

Highlights of 2001

February

- FöreningsSparbanken and SEB propose a merger to create SEB Swedbank.
- FöreningsSparbanken acquires an additional five percent of the shares in FI-Holding.
- FöreningsSparbanken's branch in Nässjö becomes the first bank branch in the Nordic region to be ISO 14001 certified.

April

- Hansabank, which is nearly 58-percent owned by FöreningsSparbanken, strengthens its position as the leading Baltic bank by acquiring the second largest bank in Lithuania, LTB.

May

- FöreningsSparbanken begins selling outside companies' funds in its distribution network.
- FöreningsSparbanken raises the interest rate on its private accounts to 3.50 percent.
- FöreningsSparbanken is the first Swedish bank to open a representative office in Shanghai.
- A new partly owned bank, Vimmerby Sparbank AB, is established. FöreningsSparbanken's ownership interest is 40 percent.

June

- Allround AB, which is co-owned with the Swedish Federation of Trade, is formed. Allround offers loyalty concepts for Swedish retailers that help to promote card use.
- Robur receives GIPS certification (Global Investment Performance Standards) for its funds and discretionary asset management.

July

- Through a cooperation agreement, customers of FöreningsSparbanken and its allied savings banks receive access to teller services at 1,350 post offices and through 2,700 rural mail carriers.

Augusti

- Decision to liquidate Firstviewbank in Denmark.

September

- FöreningsSparbanken and SEB break off their proposed merger.
- The one-millionth customer signs up for the Bank's Internet services in Sweden.
- FöreningsSparbanken is the first bank in Sweden to launch an Internet bank for young people.
- FöreningsSparbanken ranks as the highest Swedish bank in the Dow Jones Sustainability Index and places 14th among global banks.
- Principles and guidelines are established for Group-wide management recruitment.

November

- FöreningsSparbanken introduces a new online savings account with an interest rate of 3.10 percent.
- The Bank eliminates all withdrawal fees on its deposit accounts.
- FöreningsSparbanken's subsidiary Spintab securitizes agricultural loans for slightly over SEK 14 billion.

December

- FöreningsSparbanken, in cooperation with other banks, helps to improve Sweden's electronic infrastructure by offering a secure form of Internet identification – the "Bank ID Service."
- FöreningsSparbanken acquires an additional 2.5 percent of FI-Holding, after which its ownership interest is 67.2 percent.
- FöreningsSparbanken receives the "Malmö Diversity and Integration Award" for promoting cultural and ethnic diversity at its branch in the Rosengård section of Malmö.

Stability and development in a turbulent operating environment

2001 was an eventful year for me and for FöreningsSparbanken's 16,000 employees. The preparations for the proposed merger with SEB made us keenly aware that the strength of our local presence and our many customers are assets unique to FöreningsSparbanken. The economic slowdown and concerns around the world following the events of September 11 showed us the importance of close customer relationships and a stable financial base. We reported a stable underlying profit for 2001, despite the turbulence in our operating environment.

On February 22 the Boards of Directors of FöreningsSparbanken and SEB announced a plan to merge the two banks. The main reason was that FöreningsSparbanken and SEB complemented each other so well. After discussions with the EU Commission during the late summer, it became clear, however, that the concessions the Commission was demanding were so extensive, and of such a nature, that the benefits we expected from the merger would be completely erased. We would have had to sell a significant part of the branch network, with its customers and employees, a demand that was impossible for us to accept. On September 19 the two Boards therefore withdrew their joint merger application to the EU Commission and broke off further plans.

FöreningsSparbanken's retail strategy was intended to serve as the foundation for the new bank's operations in Sweden. The fact that the merger was cancelled will not change anything at FöreningsSparbanken in this respect. Our strategy remains firm.

On September 11, just prior to the withdrawal of our merger application to the EU, we witnessed in frightening fashion how vulnerable democracy can be. Our thoughts during those dramatic days went out to all those who were directly or indirectly affected by the assault on our open society. The terrorist attacks in the U.S. also had indirect repercussions on the financial markets and created instability around the world.

Despite concerns and turbulence in our operating environment, FöreningsSparbanken reported a stable profit for 2001. Our return on equity was 14.7 percent and the cost/income ratio was 60 percent before loan losses.

Branches are the hub of our operations

Together with the independent savings banks and partly owned banks, we have nearly 900 branches, more than any other bank in Sweden. This is almost twice as many as our closest competitor. Why are branches so important? Since our founding in 1820, a local presence has been critical to the way we work. The financial decisions I make as a private customer have a decisive impact on my future. That is why I want to be able to consult a professional at my bank branch. For businessmen, it is important to have a bank contact familiar with the local business community. Strong branch operations and a strong local presence are fundamental to our values. We are working to make the Bank more accessible through branches and complementary channels, such as the Internet, telephone, in stores and through the cooperation with the Swedish postal service. This effort has been successful, as indicated by the increase in the average number of products per customer.

Our strong customer base and improved offerings based on customers' varying needs provide good opportunities for growth. On December 1, 2001 I personally assumed direct responsibility for branch operations. This was done to underscore the importance of the branches as the hub of our operations.

Better customer offerings

Being a bank for everyone means providing products and services that meet the many different needs of our customers. At the same time, all our customers must have access to competitive offerings. During the year we therefore significantly improved the terms we offer many customers. In May we raised the interest rate on deposits for our most popular account to 3.50 percent (3.25 percent at the end of 2001). In October we launched a completely new account, an electronic savings account, available to everyone who has signed up for our Internet service. The interest rate in this case is


BIRGITTA JOHANSSON-HEDBERG,
PRESIDENT AND CEO

3.10 percent (at the end of 2001), with no balance limit and unlimited withdrawals. In November we eliminated withdrawal fees on our other accounts.

While substantially strengthening our basic offerings, we also developed specialized offerings for a number of customer groups. One such group is private customers with a large business volume with the Bank. In March 2002 an advisory team of five individuals will be available at 30 locations around the country for personal advice.

FöreningsSparbanken is Sweden's leading commercial bank, with 231,000 customers throughout the country. Traditionally, the Bank has maintained a strong position in lending for small businesses. In 2002 we will also be laying the foundation for highly competitive savings and payment offerings for medium-size companies. This will include capital market products, legal services, and credit and financing issues. The aim in 2002 is to continue to develop market-leading offerings for our many customers, raise the level of service we offer and improve customer satisfaction. For me personally, this is the biggest challenge.

Continued investments in growth areas

The Nordic and Baltic regions are an important growth area for FöreningsSparbanken. During the year we strengthened our position regionally through Hansapank's acquisition of LTB of Lithuania, which has some 1.5 million customers.

We are now in a good position with regard to our alliances. Our partners have large customer bases, and through better coordination we can take advantage of the opportunities these partnerships create.

Our efforts to grow will continue in 2002. There are good opportunities, for example, in payments and savings and within the Danish and Baltic regions. We will also invest in growth areas in Sweden. This applies especially to branch operations in Gothenburg and Stockholm.

Leader in our areas

In 2001 an improvement program was initiated that will ensure the use of management by objectives in every part of the Group, so that we can utilize our strengths in the best way possible. The starting point is our distribution strategy, based on a strong local presence through the branches and complementary channels. Further customization of our offerings, greater benefits through investments in IT and the Internet, an improved product range, competence development and higher operational efficiency have been a few of the cornerstones in the improvement program. In my opinion, we have made significant progress in the past year.

Competence development is a priority for the Bank

Today many simple customer transactions are handled via the Internet or by telephone. This frees up time and resources to provide advice. The need for advice, and the demands this places on our employees' competence, is a consequence of the greater responsibility we all now share for our long-term savings. The Bank is meeting this growing demand for competence and advisory services through a long-term "competence lift" campaign. It is one of our priorities.

Strong values

FöreningsSparbanken has a long tradition of active participation in the community and local business development. Our commitment to community, sustainability and environmental issues is an expression of our basis values. A detailed presentation of the efforts to fulfill our social responsibilities can be found in our sustainability report.

Cost effectiveness provides freedom of action

Simpler and more efficient work routines free up time and resources for improved customer service. A project is under way in the Swedish branch operations to cut in half the time needed to process loan applications. In addition, more than 80 administrative routines have been reviewed, and those that do not support our business have been eliminated or revised. It is important that we reduce our costs through efficient processes and increased integration of our distribution channels. Our long-term objective of a cost to income ratio of 50 percent remains unchanged.

Strong capital base important

An important objective for the Bank has been to use capital more efficiently and thereby strengthen the capital base. Through a long-term, structured action program, the capital adequacy ratio has been raised to 11.3 percent and the primary capital ratio to 7.1 percent. One example of measures that have been taken is Spintab's synthetic securitization of agricultural loans, the first of its kind in the Nordic region.

Outlook for 2002

Uncertainty in the operating environment obviously affects FöreningsSparbanken's opportunities. We have to particularly keep an eye on our loan portfolio and its development and carefully monitor macroeconomic developments. For the Bank's employees, it is more important than ever to work closely with customers and their business, both to minimize risks and maintain and increase sales.

Our local presence allows us to interact more with customers and thereby raise our sales. We are strengthening branch operations, particularly in growth areas in Sweden, such as Gothenburg and Stockholm, and thereby improving opportunities for success. Increased use of electronic channels frees up time in our branches for advisory services and sales. Growth in card payments will presumably continue in 2002. In 2001 alone the number of card payments rose by 27 percent. Retirement savings is another growth area. FöreningsSparbanken has market-leading offerings for many customers in this area. Outside the country's borders, there are good development opportunities for our operations in the Baltic states and Denmark.

A local presence, highly competitive products and services through Robur, Spintab and Swedbank Markets, a clear strategy for expansion and growth, and the high level of competence of our employees gives us a stable foundation to stand on. I would like to thank all our employees and our local boards of directors for the work they did last year. Despite the cancelled merger plans and turbulent environment in which we work, the profit we were able to earn shows that FöreningsSparbanken is building on a stable foundation.

Stockholm, February 2002



Birgitta Johansson-Hedberg
President and CEO



FöreningsSparbanken reported a stable profit in spite of the turbulence in the operating environment. Excluding nonrecurring items, consolidated income rose, while costs declined. The loan loss level, 0.2 percent (0.2), remained low.



Financial summary

INTERVIEW WITH **NILS-FREDRIK NYBLAEUS**, DEPUTY PRESIDENT AND CHIEF FINANCIAL OFFICER

2001 looks to have been a stable year in terms of profit. Would you agree?
You can certainly say that. If you eliminate nonrecurring items, our profit was practically unchanged compared with 2000. At the same time I would note that the underlying changes in the profit and loss account have been significant.

Could you give us an example?
On the positive side, we reduced the cost level in our Swedish operations by approximately SEK 500 million, excluding the lower costs related to the profit-sharing plan. In addition, our subsidiaries in Denmark and the Baltic states improved their profit by a combined SEK 550 million. On the negative side, we of course have a slumping stock market, which reduced the Group's income by a total of about SEK 1,350 million, taking into account the effects on both equity trading and fund management.

What are the biggest threats and opportunities in 2002?
An important issue, of course, is where the economy is headed. At this point there are mixed signals and it is hard to make any positive projections. Many companies face a more difficult situation today than they did a year ago, at the same time that many are also seeing small signs of an economic improvement. An up- or downturn in economic conditions naturally has a major impact on the Group's profit and loss account in terms of both revenue and loan losses. One related question is how the stock market is going to perform. As I said before, the downturn had a major negative impact on the profit and loss account in 2001 and an upturn would certainly benefit our customers and us. Lastly, I would like to take the opportunity to mention Hansabank's Baltic operations, which are particularly interesting. Even though risks in the region are higher, the long-term growth potential is significant as well.

Would you care to give a prediction of the Bank's profit in 2002?
Banking profits are generally very difficult to predict since there are so many different elements involved and because they are highly dependent on outside factors such as the economy, the stock market, interest rates and so on. Since there is just as much chance of being wrong as being right, it is better not to try!

INCOME, SEK M


25,000
20,000
15,000
10,000
5,000
0
1999
2000
2001


25,000
20,000
15,000
10,000
5,000
0
Capital gains
FIH and Hansapank
Swedish operations
Total
2000
2001

The income trend was affected positively by developments in the Baltic states and Denmark as well as the lower deposit guarantee fee in Sweden. Stock market-related income and capital gains declined substantially, however.

EXPENSES, SEK M


14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1999
2000
2001


15,000
12,000
9,000
6,000
3,000
0
Profit-sharing fund
FIH and Hansapank
Swedish operations
Total
2000 2001

The Group's expenses rose slightly, primarily due to expansive development in the Baltic region. Excluding the subsidiaries FIH and Hansapank, allocations to the Kopparmyntet profit-sharing fund, merger costs and the refund from Alecta, expenses decreased by 4 percent.

PROFIT, SEK M


10,000
8,000
6,000
4,000
2,000
0
1999
2000
2001

Operating profit amounted to SEK 8,039 M (9,366). Excluding nonrecurring items, operating profit amounted to SEK 8,202 M (8,178).

RETURN ON EQUITY, percent


20
15
10
5
0
1999
2000
2001

The return on equity during the year was 14.7 percent (19.7). Earnings per share amounted to SEK 9.86 (12.10). Excluding nonrecurring items, the return was 14.9 percent (17.1) and earnings per share were SEK 10.06 (10.32).

TOTAL ASSETS, SEK bn


1,000,000
800,000
600,000
400,000
200,000
0
1999
2000
2001

The Group's total assets rose by SEK 30 billion to SEK 960 billion.

CAPITAL ADEQUACY, percent


12
10
8
6
4
2
0
1999
2000
2001
Primary capital Supplementary capital

On December 31, 2001 the capital adequacy ratio amounted to 11.3 percent (10.8) and the primary capital ratio was 7.1 percent (6.9).

Five-year summary

KEY RATIOS, THE GROUP	2001	2000	1999	1998	1997
Profit					
Operating profit SEK M	8,039	9,366	6,454	6,326	2,400
Investment margin, %	1.54	1.51	1.48	1.61	1.94
Interest margin, %	1.38	1.35	1.33	1.42	1.71
C/I ratio before loan losses	0.60	0.57	0.63	0.62	0.65
C/I ratio after loan losses	0.66	0.61	0.66	0.67	0.88
Return on equity, %	14.7	19.7	15.7	16.9	1.4
Return on total capital, %	0.82	1.04	0.83	0.91	0.37
Earnings per share, SEK	9.86	12.10	8.70	8.75	0.71
Earnings per share after dilution, SEK	9.85	12.08	8.70	8.75	0.71
Capital					
Capital adequacy ratio, %	11.3	10.8	10.4	11.6	11.8
Primary capital ratio, %	7.1	6.9	6.0	6.1	6.1
Credit quality					
Loan loss ratio, net, %	0.2	0.2	0.1	0.2	0.3
Share of doubtful claims,, %	0.0	0.0	0.1	0.8	1.3
Provision ratio for doubtful claims, %	103	105	85	49	50

OTHER DATA	2001	2000	1999	1998	1997
Private customers, millions	7.0	5.3	5.3	4.4	4.5
Business customers, thousands	370	320	308	230	200
Internet banking customers, thousands [1]	1,509	1,028	587	174	64
Telephone banking customers, thousands [1]	2,219	2,061	1,833	600	385
Other					
Number of employees	16,068 [2]	13,002 [3]	12,791 [4]	11,734	12,454
Number of branches	951 [5]	760 [6]	818 [7]	695	1,077
ATM's	1,932 [8]	1,636 [9]	1,466 [10]	1,137	1,176
In-store banking terminals	328 [11]	249 [12]	150	72	20

[1] Includes independent savings banks and jointly owned banks. [2] Of which, Hansabank 6,387 and FIH 150. [3] Of which, Hansabank 3,180 and FIH 142. [4] Of which, Hansabank 2,825 and FIH 144. [5] Of which, Hansabank 393 and FIH 5. [6] Of which, Hansabank 164 and FIH 5. [7] Of which, Hansabank 164 and FIH 5. [8] Of which, Hansabank 780. [9] Of which, Hansabank 543. [10] Of which, Hansabank 430. [11] Of which, Hansabank 23. [12] Of which, Hansabank 15.

BANKING ANALYSTS WHO FOLLOW FÖRENINGSSPARBANKEN'S PERFORMANCE

Firm	Analyst	Firm	Analyst
ABG Securities	Sigmund Håland	Goldman Sachs	Christoffer Malmer
Alfred Berg	Rodney Alfvén	Handelsbanken	Mikael Hallåker
Aros Maizels	Ingemar Skaret	HSBC	Jean-Pierre Lambert
Bank of America	Rahul Shah	JP Morgan	Kian Abouhossein
Carnegie	Magnus Andersson	Julius Baer Nordic	Bengt Claesson
CAI Cheuvreux	Mats Anderson	Lehman Brothers	Fiona Swaffield
Conventum	Bengt Dahlström	Merrill Lynch	Denise Vergot-Holle
CSFB	Haakon Boenes	Morgan Stanley	Amit Mehta
Danske Securities	Peter Johannesson	Nordea Securities	Per Griberg
Deutsche Bank	Matt Spick	Schroder Salomon Smith-Barney	Ronit Ghose
Enskilda Securities	Thomas Johansson	UBS Warburg	Andreas Håkansson
Fox-Pitt Kelton	Garth Leder	West LB Panmure	Kim Bergoe
FöreningsSparbanken (Swedbank)	Jonas Erikson	Öhman FK	Tobias Hornberger

PROFIT AND LOSS ACCOUNT SEK M	2001	2000	1999	1998	1997
Interest receivable	55,535	52,560	40,197	44,304	46,348
Interest payable	– 40,519	– 38,971	– 28,854	– 32,940	– 33,557
Net interest income	15,016	13,589	11,343	11,364	12,791
Dividends received	148	247	159	155	232
Commissions receivable	7,742	8,377	6,119	5,364	5,173
Commissions payable	– 1,670	– 1,593	– 1,216	– 1,084	– 948
Net commission income	6,072	6,784	4,903	4,280	4,225
Net profit on financial operations	1,110	1,694	579	827	930
Other operating income	1,063	1,689	2,087	2,684	1,091
TOTAL INCOME	**23,409**	**24,003**	**19,071**	**19,310**	**19,269**
General administrative expenses					
Staff costs	– 6,614	– 6,448	– 5,792	– 5,760	– 6,411
Other	– 5,873	– 6,000	– 5,556	– 5,598	– 5,503
Depreciation/amortization and write-downs of tangible and intangible fixed assets	– 1,407	– 1,271	– 798	– 668	– 596
TOTAL EXPENSES	**– 13,894**	**– 13,719**	**– 12,146**	**– 12,026**	**– 12,510**
PROFIT BEFORE LOAN LOSSES	**9,515**	**10,284**	**6,925**	**7,284**	**6,759**
Loan losses, net, and change in the value of property taken over	– 1,337	– 1,115	– 636	– 1,002	– 1,512
Write-down of financial fixed assets	– 10				
Write-down of acquired property					– 2,889
Share of profit of associated companies	– 129	197	165	44	42
OPERATING PROFIT	**8,039**	**9,366**	**6,454**	**6,326**	**2,400**
Profit earned prior to acquisition				– 32	– 666
Appropriations	– 87	– 5	70	44	6
Taxes	– 2,123	– 2,476	– 1,904	– 1,719	– 1,398
Minority interest	– 625	– 501	– 28		
PROFIT FOR THE FINANCIAL YEAR	**5,204**	**6,384**	**4,592**	**4,619**	**342**

BALANCE SHEET SEK M	2001	2000	1999	1998	1997
Loans to the public	662,236	629,737	569,408	516,909	499,110
Loans to credit institutions	131,580	130,196	104,468	71,451	89,201
Interest-bearing securities					
Treasury bills and other bills eligible for refinancing with central banks	22,922	29,145	28,019	37,022	5,845
Bonds and other interest-bearing securities	41,824	30,151	29,665	22,682	23,297
Shares and participating interests	7,699	11,330	11,728	9,214	6,016
Assets in insurance operations	42,614	45,505	39,645	18,784	226
Other assets	50,757	53,375	50,777	43,886	44,680
TOTAL ASSETS	**959,632**	**929,439**	**833,710**	**719,948**	**668,375**
Deposits and borrowings from the public	247,190	247,438	210,537	190,355	216,941
Amounts owed to credit institutions	122,599	126,478	127,948	120,755	99,900
Debt securities in issue	420,362	379,620	344,082	290,778	251,294
Liabilities in insurance operations	43,198	45,389	39,473	18,474	172
Other liabilities	57,196	66,201	55,311	45,994	49,370
Subordinated liabilities	31,604	29,359	25,352	24,754	23,321
Shareholders' equity	37,483	34,954	31,007	28,838	27,377
TOTAL LIABILITIES, PROVISIONS AND SHAREHOLDERS' EQUITY	**959,632**	**929,439**	**833,710**	**719,948**	**668,375**

Market shares in Sweden

RETAIL MARKET

FöreningsSparbanken	Date of market share	Market shares, percent 2001	2000	1999	1998	1997	Volumes, SEK billion 2001	2000	1999	1998	1997
Deposits, SEK	11/01	26	27	28	29	31	115	111	117	119	118
Bank loans, SEK	11/01	23	25	28	30	32	60	61	59	59	59
Mortgage financing	11/01	35	36	36	37	37	220	203	192	182	173
Individual pension savings	09/01	34	34	35	35	36	8	9	9	5	4
Retail market bonds	12/01	19	23	18	24	27	8	11	15	23	28
Fund investments	12/01	30	32	34	35	35	263	288	290	193	158
Unit-linked insurance *	12/01	23	26	30	34	38	43	45	40	18	10
Bank cards (thousands)		n.a.	n.a.	n.a.	n.a.	n.a.	2,585	2,457	2,341	2,035	1,751
Credit/debit cards (thousands)		n.a.	n.a.	n.a.	n.a.	n.a.	411	415	422	265	228

CORPORATE MARKET

FöreningsSparbanken	Date of market share	Market shares, percent 2001	2000	1999	1998	1997	Volumes, SEK billion 2001	2000	1999	1998	1997
Deposits, SEK	11/01	13	13	13	15	16	35	38	35	31	34
Bank loans,SEK	11/01	19	22	24	25	27	98	97	95	91	84
Bank loans, foreign currency	11/01	7	7	10	14	18	7	6	6	9	12
Leasing via finance companies	12/01	5	5	5	5	6	5	5	4	3	3
Installment purchases via finance companies	12/01	15	15	15	16	17	8	7	6	5	4

MUNICIPAL MARKET

FöreningsSparbanken	Date of market share	Market shares, percent 2001	2000	1999	1998	1997	Volumes, SEK billion 2001	2000	1999	1998	1997
Deposits	11/01	41	37	37	31	33	6	6	7	7	7
Bank loans	11/01	17	20	26	28	29	6	6	8	8	8
Mortgage financing	11/01	43	44	41	51	47	7	7	8	8	8
Municipal commercial paper	09/01	30	19	22	35	39	1	1	1	1	2

* Market shares refer to new policies.

Sources: Statistics Sweden, Sveriges Riksbank and the Swedish Insurance Association.

FöreningsSparbanken's market position in Sweden

SAVINGS AND INVESTMENTS

- 1st household deposits
- 1st mutual fund investments
- 1st individual pension savings
- 2nd unit-linked insurance (new policies)
- 1st premium pension savings
- 3rd-6th stock trading

SALARIES AND PAYMENTS

- 1st-2nd direct salary deposits
- 1st card clearance transactions
- 1st bank cards
- 1st -2nd giro payments

HOUSING

- 1st -2nd mortgage loans
- 1st -2nd real estate brokerage

MEETING PLACES

- 1st branches
- 1st Internet bank
- 1st telephone bank
- 1st ATM's

CORPORATE MARKET, 20-30 percent

- deposits
- lending
- installment financing and leasing

Historical background

The first Swedish savings bank was founded in 1820 and the first agricultural cooperative bank in 1915. Today's FöreningsSparbanken is the result of a merger between Sparbanken Sverige and Föreningsbanken in 1997.

FöreningsSparbanken traces its origin back to the savings bank movement in the early 1800's and the cooperative bank movement in the early 1900's. From the very beginning both banks were distinguished by a strong local presence.

The first Swedish savings bank was founded in 1820 and the first cooperative bank in 1915, based on forerunners in Scotland and Germany. The original idea behind both movements was to promote long-term savings and investments and to create financial security for individuals.

The first savings bank in Sweden was established in Gothenburg. Savings banks were considered a special business entity in accordance with special legislation. At their peak, in the late 1920's, there were nearly 500 savings banks in Sweden.

In the early 1940's the savings banks formed a jointly owned central bank, Sparbankernas Bank. In the 1960's and 1970's the number of savings banks declined substantially as they merged into larger units.

In 1992 eleven of the largest regional savings banks, which had earlier converted into banking companies, merged into Sparbankernas Bank. Together they formed Sparbanken Sverige, which was publicly listed in June 1995.

Föreningsbanken dates back to Sweden's agricultural cooperatives, the first of which was established in Västerhaninge, outside Stockholm. In the cooperatives, each member had one vote. These operations fell under special legislation for agricultural cooperatives. Individual cooperatives were affiliated with regional associations. Beginning in 1958 the organization included a central bank, which in 1974 changed its name to Föreningsbankernas Bank.

In the early 1990's the 12 regional cooperative banks merged with Föreningsbankernas Bank to form Sveriges Föreningsbank. In 1992 this bank joined together with the local cooperative banks to form a single banking company, Föreningsbanken, which was publicly listed in January 1994.

Föreningsbanken and Sparbanken Sverige merged in 1997 to form FöreningsSparbanken.


12 regional cooperative banks
Föreningsbankernas Bank
11 regional savings banks
Sparbankernas Bank
Föreningsbanken
1992
Sparbanken Sverige
1992
FöreningsSparbanken
1997

Owners and share data

Return on equity

The Group's objective is a return on equity that over the long term exceeds the weighted average for the banking groups Danske Bank, SEB, Handelsbanken, Nordea and Den Norske Bank.

Dividend

In the long term the dividend shall amount to at least 30 percent of profit after tax.

Dividend
SEK per share


SEK
6
5
4
3
2
1
0
1997
1998
1999
2000
2001
Divi-dend ratio
560%*
53%
57%
45%
56%
Mandamus share 1.5. Based on price on first day of trading
* Excluding share distributions
** According to Board of directors' proposal

Capital adequacy

The Group shall maintain a capital adequacy ratio of at least 10.5 percent, of which the primary capital ratio over the long term shall fall in the range of 6.5 to 7.5 percent.

Capital adequacy


Percent
12
10
8
6
4
2
0
1997
1998
1999
2000
2001
Primary capital
Supplementary capital

Other operational objectives

- C/I ratio of not more than 50 percent.
- Maintain or raise market shares in all main areas.
- Ensure that at least 60 percent of customers report being very satisfied.
- Ensure that at least 40 percent of employees report being very satisfied.

Employee warrant program

During the spring of 2000 employees of Förenings-Sparbanken and its wholly owned Group companies and the board members of the local banks were offered the opportunity to buy warrants in FöreningsSparbanken. The 8,008,100 warrants that were subscribed for can be converted to an equal number of shares in 2005. The subscription price is SEK 187.

Shareholders categories
December 31, 2001


General public 10.8% (11.3)
Farmers' cooperative 3.2% (3.5)
Swedish institutional investors 30.6% (25.7)
Independent savings banks 6.3% (6.6)
Savings bank foundations 20.8% (19.8)
International investors 28.3% (33.1)

NO. OF SHAREHOLDERS, DECEMBER 31, 2001

Size of holding	No. shares	No. of shareholders
1–500	36,002,685	386,034
501–1,000	10,481,034	15,448
1,001–2,000	5,693,241	4,090
2,001–5,000	3,828,709	1,274
5,001–10,000	1,527,039	218
10,001–20,000	2,012,588	138
20,001–50,000	4,545,336	138
50,001–100,000	5,761,388	82
100,001–500,000	35,117,711	149
500,001–	422,839,112	121
Total	**527,808,843**	**407,692**
of which, nominee-registered	*369,258,538*	*16,716*

SHAREHOLDERS, DECEMBER 31,

Percent of capital and voting rights	2001	2000
Savings bank foundations	20.8	19.8
Independent savings banks	6.3	6.6
Alecta	4.8	3.6
Robur equity funds	3.6	2.4
Farmers' cooperatives	3.2	3.5
SPK	2.3	2.4
Skandia	1.9	1.5
AFA Försäkringar	1.7	0.7
AMF Pension	1.7	0.4
FSPA profit-sharing funds	1.4	0.3
Förbundsdepån Robur	1.3	1.4
SEB equity funds	1.3	1.6
Fourth National Pension Insurance Fund	1.1	1.1
Other Swedish institutional investors	9.5	9.3
General public	10.8	12.3
Other international investors	28.3	33.1
Total	**100.0**	**100.0**

FÖRENINGSSPARBANKEN SHARE PERFORMANCE COMPARED WITH BANK INDEX AND GENERAL INDEX



SEK
250
200
150
100
50
1995
1996
1997
1998
1999
2000
2001
FöreningsSparbanken
Affärsvärldens General index
Veckans affärers Bank index

The share

The FöreningsSparbanken share is listed on the OM Stockholm Exchange's A list of its most active stocks. It is traded under the symbol FSPA A.

CHANGES IN SUBSCRIBED CAPITAL

Year	Transaction	Par value per share, SEK	Price, %	Added number of shares	Accumulated number of shares	Subscribed capital, SEK M
1990					4,880,000	2,440
1990	New share issue	500	100	1,000,000	5,880,000	2,940
1991	New share issue	500	120	960,000	6,840,000	3,420
	New share issue	500	100	1,200,000	8,040,000	4,020
1992	Split 5:1	100		32,160,000	40,200,000	4,020
	New share issue	100	100	10,000,000	50,200,000	5,020
1993	Split 10:1	10		451,800,000	502,000,000	5,020
1994	New share issue	10	573	38,000,000	540,000,000	5,400
1995	New share issue/reduction	10	650/630 [1]	– 261,819,298	278,180,702	2,782
	Bonus issue	20			278,180,702	5,564
1996		20			278,180,702	5,564
1997	New share issue	20		72,717,269	350,897,971	7,018
1997	New share issue	20		974,591	351,872,562	7,037
1998		20			351,872,562	7,037
1999	Bonus issue 1:2	20		175,936,281	527,808,843	10,556
2000		20			527,808,843	10,556
2001		20			527,808,843	10,556

[1] Prices are the result of the conversion of four different classes of preferred shares in the spring of 1995.

DATA PER SHARE

SEK	2001	2000	1999	1998	1997
Earnings per share	9.86	12.10	8.70	8.75	0.71
Earnings per share after dilution [3]	9.85	12.08	8.70	8.75	0.71
Equity per share	71.02	66.22	58.75	54.64	51.87
Equity per share after dilution [3]	70.92	66.11	58.75	54.64	51.87
Net asset value per share	71.92	77.80	70.89	66.78	59.64
Net asset value per share after dilution [3]	71.83	77.67	70.89	66.78	59.64
Adjusted equity per share	71.12	66.28	58.75	54.91	51.91
Cash flow per share	32.22	– 5.35	18.67	25.96	n.a.
Cash dividend per share	5.50 [1]	5.50	5.00	4.67	4.00
Distribution of shares in real estate company, per share [2]					1.50
Share price at year-end	130.00	144.50	125.00	139.33	119.67
Yield, %	4.23	3.81	4.00	3.35	3.34
P/E	13.19	12.05	14.29	16.42	37.16
Price/equity per share, %	183	218	213	255	231

[1] According to Board of Directors' proposal.

[2] Based on price on first day of trading.

[3] In 2005 a maximum of 8,008,100 shares could be added if employee warrants are fully converted.

FöreningsSparbanken's strategy

FöreningsSparbanken is a bank for everyone. Our branch operations are complemented by banking services online, by telephone, at post offices and in stores, making us Sweden's most accessible bank. On our own and through cooperations with independent savings banks and partly owned banks as well as our allied banks in the Nordic and Baltic regions, the Group offers leading products and services to a total of nearly 13 million customers.

FöreningsSparbanken's business concept is to be the clear choice among banking alternatives for private individuals, companies, the agricultural sector, municipalities, county councils and organizations by offering a range of customized, easy-to-use financial services. Through a combination of accessibility and a strong local presence, we play an active role in our communities and their business development. This is the base of our operations, today and in the future.

By serving as a financial partner, FöreningsSparbanken can realize its vision of being "The Bank of Opportunities" for customers, employees, shareholders and the communities in which we work.

The financial sector continues to evolve at a rapid rate. Technological developments have changed the way customers act. Today it is taken for granted that customers should be able to do their banking business in a way they find convenient, regardless of where they are and at what time.

Consolidation in the sector continues. The EU Commission's decision in connection with its review of the proposed merger between FöreningsSparbanken and SEB shows, however, that large, national mergers in the Nordic markets are not feasible for the foreseeable future.

Competition is growing. In Sweden, new niche players continue to enter the market, at the same time that other niche companies are beginning to complement their offerings with more traditional content, such as advisory services and some form of physical presence.

The Baltic states offer significant potential with regard to new technology, card payments and so on.

The changes in the operating environment in 2001 were quick to arise and large in scope. Growth forecasts for the U.S. economy have been revised downward. Japan's economy is in a recession, and growth in the Euro zone and Sweden has slowed significantly. Sweden and the Euro zone are still in a relatively good shape, however. As a whole, growth prospects around the world are considerably lower than they were a year ago. Uncertainty as to when the economy will rebound remains high.

For FöreningsSparbanken, recent developments have confirmed the strategic direction we previously decided on. A strong local presence and accessibility through branches and complementary channels are clearly factors in our success. Close relationships with customers and local markets are strategically important. In today's economy, there are good opportunities for FöreningsSparbanken to work closely with customers and thereby minimize risks.

The strategic direction established in 2000 remains firm and has been reinforced. FöreningsSparbanken's aim is to be a bank for everyone. This requires that we continue to develop specialized competence and leading offerings in all our areas. We are doing so based on our strengths, which are the key to FöreningsSparbanken as a group: our collective competence, a strong brand with clearly defined values, competitive products and services through Robur, Spintab and Swedbank Markets, and by far the strongest distribution network in Sweden.

PRIORITIES 2002

1. Customer satisfaction

Satisfied customers are critical to the operations of the entire Group. In today's Swedish banking market, it is not so much a question of which bank customers choose as their combination of financial service providers. People rarely give up one bank for another. With around 5.8 million private customers in Sweden (including those of the independent savings banks and partly owned banks), FöreningsSparbanken is in a strong position. Important steps have been taken to improve efficiency in the Bank and further develop complementary channels such as the Internet, telephone banking, in-store terminals and the postal service cooperation, which, taken together, give us more time to provide customers qualified advisory services.

In addition, we are developing a structure to our overall offerings that will help us to increase customer satisfaction. On the one hand, we are creating differentiated offerings designed primarily for customers with large business volumes with the Bank as well as for small and medium-size businesses. On the other hand, we are also developing very competitive basic offerings for all our customers. In the process, we are strengthening our position as a bank for everyone.

2. Branches

Branches are the hub of FöreningsSparbanken's operations. Because of the number of branches we have and their geographical distribution, we are uniquely position in this regard. Personal interaction builds confidence in us as a bank. We are therefore devoting major resources to reach our objective of having branch personnel spend 80 percent of their working time with customers. This personal interaction is extremely important to added sales, since it is often in advisory situations that a customer's needs become clear. This focus on branches was underscored internally within the Bank when the CEO took over responsibility for the Swedish branch operations, i.e. the Retail business area. The role of the branches in FöreningsSparbanken's distribution strategy is also evident in our marketing goals for large metropolitan areas, such as Gothenburg and Stockholm, where more branches will be opened in the years ahead.

3. Cost efficiency

The long-term objective of a cost to income ratio of 50 percent remains firm. A number of initiatives have been and will be taken in the year ahead to reduce the Bank's overall costs through more efficient routines and cost-effective solutions. Increased use of electronic channels and web-based internal solutions will also lead to higher efficiency.

4. Growth

FöreningsSparbanken today has good growth prospects. Strong branch operations and closeness to customers are an important starting point. By spending more time with customers at the branches, we can increase the number of products we sell. Our aim of strengthening our positions in Gothenburg and Stockholm will mean better opportunities to meet customer needs. Long-term savings will be an important driving force in the years ahead. By better differentiating our offerings, combined with competitive basic offerings for our many customers, we will increase opportunities for higher sales.

The Payments area has developed strongly in recent years, and we anticipate further growth. By continuing to develop our subsidiaries and allied banks in the Nordic and Baltic regions, we can also create significant growth potential outside Sweden's borders.

5. Stronger competence

FöreningsSparbanken's customers are constantly placing new and higher demands on their bank contacts. Advisory services at branches are becoming more important. Competence in the branch operations is being developed to better meet this demand. Around 20 key competencies have been identified based on our customers' various service needs. A system for licensing advisors has been introduced and will be further developed. Between 250 and 300 advisors will be licensed in March 2002.

Good leadership is essential if employees are to develop and meet customers' expectations in terms of service and expertise. Developing good leaders within the Bank is a priority area in order to guarantee access to good managers in the long term and attract employees from outside – to make FöreningsSparbanken an attractive employer. A system has been introduced to ensure that long-term leadership needs are met, based on a review of the 300 highest ranking executives in the Bank.



Organization


BOARD OF DIRECTORS
Internal Audit
PRESIDENT
Accounting, financial control, treasury,
Financial risks/CFO
Credit/CCO
IT/CIO
HR and competence development
Information and Investor relations
Branding
Operational risks
BUSINESS AREA
Savings
Lending
Payments
E-business
Swedbank Markets
RETAIL
Local banks
Telephone
Internet
ALLIANCES
Independent savings banks
Partly owned banks
FIH
Hansabank
Aktia Sparbank
SpareBank 1 Gruppen
SUPPORT FUNCIONS
Support
IT
Other

In 2000 FöreningsSparbanken introduced a new operational structure that creates a simple and clear organization. This has improved opportunities for centralized control and follow-ups of Group concepts, in combination with decentralized decision-making within the business operations. The new structure facilitates a greater customer focus and clarifies the lines of responsibility within the organization.

The Retail business area was created to better meet customer needs by bringing together the Bank's Swedish meeting places in a single organization. Retail's customers consist of private individuals, small and medium-size businesses, organizations, municipalities and county councils.



Retail

INTERVIEW WITH **BIRGITTA JOHANSSON-HEDBERG**
CEO AND HEAD OF THE RETAIL BUSINESS AREA

How would you describe the past year from Retail's perspective?
During the past year we further focused on sales and the sales organization. That is why we have also decided to invest even more in competence development for our employees.

FöreningsSparbanken has the largest branch network in Sweden. What does this mean for the Bank and its customers?
The branch network and accessibility are very important to our customers, and therefore are essential to the Bank.

How will the open value chain you have talked about change in the future?
It is important that this issue is resolved based on customer needs. If customers demand a product or service that we don't have ourselves, we should, if possible, try to offer it even if others produce it.

Your goal is to ensure that at least 60 percent of customers are very satisfied. What are you doing to achieve this?
Customer satisfaction involves many interlocking factors, such as accessibility, personal service and competence. Everything we do must have as its ultimate aim to increase customer satisfaction. By better understanding what customers think, we will have an even better opportunity in 2002 to meet their wishes.

What qualities about FöreningsSparbanken do your customers value the most?
Friendliness and competence are among the qualities our customers appreciate. This is why they are key elements in the efforts we are planning in 2002 to boost customer satisfaction. Of course, you also have to offer competitive products and terms.

Advisory services are becoming an increasingly important part of the Bank's operations. What is the Bank doing to raise the competence of its employees to meet this demand?
Competence development for employees is always a priority issue. In Retail, we decided in 2001 that all our employees should have a clearly defined professional role and the competence they need to do a good job. For this reason, every employee should have a personal development plan, and our training has to be adapted to the needs that exist. As far as possible, our private financial advisors will be licensed or certified.

Customers' use of electronic channels has increased substantially in recent years. How has it affected the Bank and will the trend continue?
Electronic channels will complement and support operations at the branch level based on customer needs and demands. By further developing electronic channels, we also create more time for branch employees to meet growing demand for advice. I am convinced that electronic channels will increase in the future.

What will differentiated customer offerings mean for customers looking ahead?
Our customers have different needs and therefore demand different products and services. That is why it is important that we create the right offerings based on our their various needs.

How will Retail increase its growth and strengthen its position in 2002?
By strengthening the role of the branches, raising the competence of employees, having the right offerings for various customers and, of course, focusing on higher customer satisfaction.

Retail business area

Retail is the Bank's sales organization. It has overall responsibility for customer contacts, regardless of whether customers choose to interact with the Bank at the branch offices, via the Internet, by telephone, at an ATM or in any other way. Retail includes 95 local banks divided into seven regions: North, Central, Stockholm, Southeast, West, Gothenburg and Bohuslän, and South. Also included are FöreningsSparbanken by Internet, FöreningsSparbanken by Telephone and the business units Corporate Customers, Organizational Customers, Juristbyrån AB, Swedbank Luxembourg, Women & Economics, Forestry and Agricultural Customers and the Institute of Personal Finance, as well as a number of business support units.

Retail's goal is to build on the relationship between customers and the Bank. The organization should provide the market's best products and services based on customers' needs and expectations and offer the best availability through branches and other channels.

With more time for advisory services at the branches, the Bank has a better opportunity to work with customers to create value-added. In 2001 major efforts were made to ensure access to, and develop, competence at the branch level. This work will continue in 2002.

FöreningsSparbanken's customers in Sweden

FöreningsSparbanken has the largest customer base of any Swedish bank in terms of private individuals, small and medium-size businesses, municipalities, county councils and organizations.

Private individuals	**Municipalities (289)**
	County councils (21)
• FSPA — 4.1 million customers	• FSPA — 215 municipalities *
• Partly owned banks — 0.4 million customers	• Partly owned banks — 20 municipalities
• Independent savings banks — 1.3 million customers	• Independent savings banks — 93 municipalities
	• FSPA — 21 county councils
FöreningsSparbanken	
Small and medium-size businesses	**Nationwide organizations**
• FSPA — 228,000 companies	• Union, cooperative and religious organizations
• Partly owned banks — 25,000 companies	
• Independent savings banks — 91,000 companies	
Large companies	

* Several municipalities are customers of FöreningsSparbanken as well as partly owned or independent savings banks.

Through its large branch network and long-term commitment to the local community, the Bank has built strong relationships with large sectors of Sweden's population, businesses and organizations. Together with independent savings banks and partly owned banks, FöreningsSparbanken works with around 5.8 million private customers, most of Sweden's municipalities and county councils, and a large part of the country's small and medium-size businesses and agricultural customers.

FöreningsSparbanken strives to be the banking choice for businesses and the majority of individuals, and sees opportunities in all its customer groups.

FÖRENINGSSPARBANKEN – SWEDEN'S MOST ACCESSIBLE BANK

Branches are the hub

The 553 branches around the country are the hub of FöreningsSparbanken's operations. Sixty-three percent of customers use the branches every year, for everything from simple questions involving basic services to advice on more complex financial issues.

The branches are gradually undergoing a change as private customers and businesses handle more of their basic transactions through other channels and instead increasingly turn to the branches for advice on financial planning. In its 553 branches, the Bank has around 1,500 full-time employees assisting customers with financial advice. Around 700 business advisors work in the same way with corporate customers. By continuously working to develop our branches and improve the competence of employees, we are meeting customers' growing demand for advice at the branch level.

Other meeting places

Apart from branches, more and more customers are choosing other meeting places, such as FöreningsSparbanken by Internet, FöreningsSparbanken by Telephone, ATM's, in-store banking and teller services at Sweden's post offices. Through these complementary services, FöreningsSparbanken has become the most accessible bank in the Swedish market. A growing share of customers is using the Internet bank, which to some extent has replaced the telephone service. Today an equal share of customers, 17 percent, uses FöreningsSparbanken by Internet as their main means of contacting the Bank as do FöreningsSparbanken by Telephone.

Differentiated offerings

FöreningsSparbanken is a bank for everyone, but customers themselves have different needs and expectations. In the last year an effort has begun to better adapt the Bank's products and services to these various needs.

During the autumn of 2001 work began to create special advisory units for customers who need professional investment assistance. The Bank is now gradually developing an offering for private customers with large portfolios. Work is also under way in the corporate market to develop more customized offerings.

The efforts to design differentiated offerings based on the needs of different customer groups will continue in 2002. The goal is to have a product range that is differentiated enough that all our customer groups will find competitive solutions for their needs.

Average number of products per private customer


Number
4.0
3.9
3.8
3.7
3.6
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01

PRIVATE CUSTOMERS

Together with independent savings banks and partly owned banks, FöreningsSparbanken has geographical coverage throughout the country through 886 branches, 1,057 ATM's, 95 deposit terminals and around 305 in-store banking terminals.

Payments

Customers have many ways to handle their payments, from traditional channels such as branches, cards and giro accounts to FöreningsSparbanken's Internet and telephone services. With greater freedom of choice, they can take care of their payments how and when it best suits them. As a result, channels outside the branches have substantially increased their share of total payment flows in recent years. Card purchases, for example, rose by 27 percent in 2001.

In addition, 32 percent of giro payments and 22 percent of fund transactions are now handled online.

Savings and investments

Demand for savings and investment services varies in large part based on a customer's stage in life. The types of savings they choose depend on their attitude toward risk, security and accessibility and their investment horizon. In recent years there has been a shift from bank savings to fund investments. In 2001 equity investments decreased at the expense of fixed income investments, which offer lower risk. One reason for this is the downturn in stock prices in the last year, a trend exacerbated by the terrorist attacks in the U.S. During the year the Bank introduced an e-savings account with a preferred interest rate that is opened and managed online.

Because FöreningsSparbanken has so many private customers and such a large market share in terms of direct salary deposits in Sweden, it also has a high share of household deposits. Bank savings are an important liquidity reserve for many customers. To improve its offerings, the Bank during the year raised its interest rates on deposits and eliminated withdrawal fees on all deposit accounts.

Lending

When it comes to borrowing as well, customers' needs are determined largely by their stage in life.

For most people, their home and its financing is their largest financial commitment. For years FöreningsSparbanken has been a strong player in the housing area, and it continues to develop products and services that can help customers live well within their means. During the year customers showed a growing interest in applying for and managing their loan online and by telephone. In 2001 the Bank gave customers the opportunity to also convert and lock in loans online.

During the year FöreningsSparbanken retained its leading position among consumer mortgage institutions, with a market share of 37 percent.

The Bank also offers customers financing solutions for a variety of needs, including auto and boat financing, where the asset serves as collateral. As a whole, personal solutions are available for every customer's loan needs.

BUSINESSES

FöreningsSparbanken has a strong position as a business bank and works with around a third of the country's small and medium-size companies.

Business customers are a priority group in the Bank's work and in 2002 business development will be intensified with regard to small and medium-size companies as well as forestry and agricultural businesses.

B2B e-commerce is growing in Sweden. During the year an ID service was developed and launched that facilitates secure online identification. A framework agreement was signed with the Agency for Administrative Development, and several other Swedish government agencies and businesses are expected to sign on in 2002.

Last autumn's "Small Business Barometer" shows a high level of IT skill among Sweden's small companies. Eighty percent of those with 1 to 49 employees use the Internet. Slightly over half this group uses the Internet as sales and marketing tool.

FöreningsSparbanken is part of the e-tour consortium organized by the Chamber of Commerce of Western Sweden to promote development among Swedish businesses and municipalities in the area of payments.

Number of products per business customer


Number
5.0
4.5
4.0
3.5
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01

FORESTRY AND AGRICULTURE

The forestry and agricultural sectors have made substantial investments due to the ongoing structural transformation in Swedish agriculture. Larger entities have been created and major investments made in buildings, among other things. At the same time a large number of farms and properties have been passed on to younger generations.

Together with independent savings banks and partly owned banks, FöreningsSparbanken has provided a large share of the financing for forestry and agricultural investments and estate transfers.

The approximately 200 agricultural specialists at FöreningsSparbanken, independent savings banks and partly owned banks are an important resource for our customers in this sector. These specialists are an important competitive advantage and help the Bank to maintain and develop its role as the market leader in the field.

The Agricultural Council is an important contact for forestry and agricultural issues. The council is comprised of individuals active in the area who understand its conditions and opportunities.

MUNICIPALITIES AND COUNTY COUNCILS

During the year FöreningsSparbanken maintained its position as the leading bank for Sweden's municipalities, county councils and municipally owned companies. The Bank's ability to offer comprehensive solutions for all the financial needs of the municipal market is an important reason for this. This includes financial products and services as well as a commitment to the growth and future of the community and local market. The increasing digitalization of municipal operations has underscored the importance of products such as e-billing, electronic payroll lists and e-commerce. FöreningsSparbanken and Telia's jointly owned e-commerce company, Marakanda, is an important part of the ongoing digital development of Sweden's municipalities and local business sector.

Another important step in the development of the "Digital Municipality" is the Secure Identification product introduced during the year. This allows municipalities and their residents to securely communicate and transact business digitally.

ORGANIZATIONS

The Bank continues to maintain a strong position among Swedish organizations, especially unions, religious groups, sports clubs and other non-profits both locally and centrally.

Loans for union members remain a successful product, and volumes continue to rise. The IT training program for the Swedish Metal Workers' Union offered cooperatively by the Bank, the union and Telia has proven highly successful. In 2001 the training was expanded to include four other major unions within the Swedish Trade Union Confederation. Several other unions are expected to join in 2002.

The Bank's payment systems are also used extensively by Swedish organizations.

ELECTRONIC MEETING PLACES FÖRENINGSSPARBANKEN BY INTERNET

2001 was another expansive year for FöreningsSparbanken by Internet. The number of customers who use the online service rose from around 820,000 to 1,100,000. The number of Internet banking customers in the Group exceeded 1,500,000 at year-end, including independent savings banks, partly owned banks and Hansapank. Slightly over 51 million payments were made online in 2001, an increase of 19 million. In total, customers also made around 800,000 fund transactions during the year.

Sweden's largest and most popular Internet bank

FöreningsSparbanken by Internet was Sweden's largest online bank in 2001. The Bank's home page, including FöreningsSparbanken by Internet, was one of the most popular web sites in Sweden. During the year FöreningsSparbanken by Internet created considerable value-added for customers and added business for the Bank. Surveys show that customers are very pleased with the Bank's online service, which is praised for its array of functions, user-friendliness, accessibility and opportunity for customers to communicate with the Bank and its employees. The pace of development at FöreningsSparbanken by Internet was high during the year, and several new products and services were launched. Thanks to its technical platform, FöreningsSparbanken by Internet can be expanded to meet changing customer needs and demands. Customers of FöreningsSparbanken by Internet receive offers and information adapted to the personal profile they have selected. They can also receive and send encoded e-mail to and from their personalized Internet account. The Internet bank's customer service (telephone and e-mail) is available between 6:00 a.m. and midnight seven days a week.

Number of Internet bank customers



Number
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01

Products and services

FöreningsSparbanken is leading the way to the future by allowing customers to connect their computers to their phones using so-called IP telephony. This means they can use their computers for phone calls, providing greater interactivity and reducing telephone costs. Through a cooperation with Telia in IP services, FöreningsSparbanken has made it possible for customers to call the Bank on the Internet and ask questions. The next step could be to permit transactions and advisory services with the help of the new technology.

E-billing allows businesses to send their bills electronically to FöreningsSparbanken by Internet, which then forwards them to the right customer. At year-end 92 companies had signed up for the service. Private customers gain access to a simpler, more cost-effective payment channel, while the companies benefit from lower distribution and administrative costs.

FöreningsSparbanken by Internet includes all types of savings and investment services. Customers can open, change or close accounts online. During the year various sorting tools were introduced to allow customers to categorize their savings and payments based on their personal interests. Customers are also gradually being allowed to electronically manage various types of loans. During the year Spintab customers, for example, were given the opportunity to convert and lock in mortgage loans online, and bank customers can now apply for various types of consumer loans electronically.

Through its web site, FöreningsSparbanken also allows visitors to shop with a growing number of vendors. The idea is to make it easy, convenient and secure for customers to buy online. FöreningsSparbanken's "Direct payment" service was created for secure online payments.

WAP (Wireless Application Protocol) combines the Internet with mobile telephony and makes it possible to utilize certain Internet services from a mobile phone. The services initially include account transfers, account overviews, address information on nearby branches, current mortgage rates and business news.

During the year FöreningsSparbanken launched a new service, "FöreningsSparbanken by Internet – Young," for young people.

A simplified log-on routine that identifies visitors by personal codes was introduced to give customers access the Bank's Internet service even when they do not have their token.

FöreningsSparbanken by Internet for businesses

During the year the Bank developed and improved existing and new functions for businesses. The e-payroll service more than doubled, and after having achieved a relatively high rate of penetration among small companies is now beginning to attract medium-size companies as well. E-billing continues to gain in popularity among businesses that benefit from lower distribution and administrative costs and customers who appreciate its simplified payment routines.

Lessmore is a purchasing service for small and medium-size companies. The idea is to offer business customers as wide a range of goods and services as possible from select suppliers in various industries. In this way, small businesses have the buying power of their larger counterparts thanks to discounts of up to 60 percent on goods and services.

FÖRENINGSSPARBANKEN BY TELEPHONE

During the past year FöreningsSparbanken by Telephone continued to add new customers and develop new service content.

In 2001 the number of customers who use personal assistance rose by 171,000 to over 1.2 million.

The number of customers who use the self-service option rose to nearly two million and a total of 47.0 million calls were reported during the year. The range of self-service options was improved as well.

Customer Center

Many queries to branches are general in nature and can be answered in a coordinated manner. A number of Customer Centers have been established for this purpose. During the year the number of incoming calls to the centers increased by 50 percent to nearly two million.

ATM's

FöreningsSparbanken has an extensive network of automated teller machines (ATM). Together with independent savings banks and partly owned banks, the Bank has a total of 1,057. In 2001 more than 160 million withdrawals were made from the Bank's ATM's.

As of year-end FöreningsSparbanken had also installed 95 deposit terminals.



All of FöreningsSparbanken's offerings in the Swedish savings market have been brought together in the Savings business area. Despite difficult market conditions in 2001, the business area successfully managed to regain market share.



Savings

INTERVIEW WITH **ANDERS EK**
HEAD OF THE SAVINGS BUSINESS AREA

It was a turbulent year for the stock market. How did it affect your customers' investments?
The turbulence in the stock market has clearly had an impact on the Bank's customers and where they invest their money. Basically, we have seen a shift from stocks to fixed income. The latter includes bank savings as well as funds. There are two things I can say about this. The first is how important it is to follow the advice to base decisions on the customer's situation at a given time. If a needs analysis of that situation is done correctly, stock market turbulence shouldn't have to lead to large shifts between stock and fixed income investments. Secondly, different forms of investment don't necessarily compete – they complement each other.

How did Robur raise its market share for new fund investments in 2001 compared with 2000?
FöreningsSparbanken's market share for fund sales was about 20 percent in 2001, compared with approximately 17 percent in the previous year. This is partly due to the fact that in uncertain times people seek out providers they can trust and that have high credibility.

Are you satisfied with the funds' returns in 2001?
If you look at our broader, more Swedish-oriented funds, their returns were good. We implemented major portfolio changes, which helped to produce more stable returns in a nervous market. On the other hand, we can't be satisfied with the results of our international or sector funds. While some of them had very good returns in 2000, their results last year fell below our long-term objectives. I expect that the change in investment direction we have implemented in our Swedish fund management operations will positively affect our international or sector funds as well.

Where will you find growth opportunities in the future?
If you look at prospects for the years ahead, it seems likely that growth will be in insurance-related investments. This primarily means the premium pension system, which will annually generate volumes in the range of SEK 15-16 billion. Significant changes are also be made in Sweden's occupational pension system. Our goal is to capture a share of this growth and raise our market shares. In my opinion, we are well-positioned to do so thanks to the range of our offerings and the unique variety of channels through which we maintain customer contacts.

In terms of deposit accounts, the Bank has substantially improved its offerings by raising interest rates and eliminating withdrawal fees. What impact has this had?
The changes that were made in our customer offerings in this area have to be seen from a long-term perspective. Having said that, however, it is worth noting, for example, that our new e-savings account developed very positively, and managed assets had risen to SEK 1,130 million at year-end. The most important thing about the changes is that FöreningsSparbanken now probably has one of the market's strongest customer offerings.

How will the Savings business area further strengthen its position in 2002?
We plan to further improve the Group's offerings. In mutual funds, we will continue to work to improve our performance. We may introduce new products in 2002, for example, in guarantee and hedge funds. And we expect to improve our position in occupational pensions in sectors of the market where FöreningsSparbanken and Robur are already strong. In deposit accounts, the main improvements were made last year. Naturally, there may still be some modifications, but I believe that our offerings are already very strong.

SAVINGS

The Savings business area comprises FöreningsSparbanken's entire range of offerings for the savings and investment market. This includes bank deposits, Individual Pension Savings (IPS) and Robur's fund and asset management and insurance products.

Strategy, objective and priorities

The overall strategy of the Savings business area is to offer the Bank's customers savings solutions that provide them greater financial security and freedom.

MARKETS

Despite difficult market conditions, FöreningsSparbanken's Savings business area successfully regained market share in new fund sales. In Swedish household deposits, the business area retained its market-leading position.

2001 was distinguished by the economic slowdown in Sweden and internationally as well as the terrorist attacks in the U.S. on September 11 and their aftereffects.

The macroeconomic situation in 2001

During the year the international recession spread through the global economy. Slower growth in the U.S. reached Asia and Europe. Stock prices fell on the heels of a weaker profit outlook.

The terrorist attacks in the U.S. in the autumn put additional strain on the global economy. Uncertainty rose among both businesses and consumers, but economic stimuli in the form of interest rate cuts and expansive monetary policies are setting the stage for a recovery in 2002.

Swedish growth declined substantially during the year – from 3.6 percent in 2000 to only 1.0 percent in 2001. In comparison with the rest of Europe, however, the Swedish economy rests on a strong foundation in the form of strong government finances. This leaves room for an expansive monetary policy in 2002.

Global inflation rose during the first half of 2001, but slower growth and lower oil prices late in the year led to falling inflation rates in a number of countries.

Stock markets 2001

The international stock market slump that began on March 6, 2000 was longer and more extensive than any in recent decades. Assuming that a bottom was reached in September 2001, then the total decline for Stockholmsbörsen was 52 percent. Due to the large share of technology stocks on the Stockholm exchange, led by Ericsson, it has been affected worse than many others.

The most substantial and hopefully the tail end of the market's decline came after September 11. Increasingly attractive valuations and the major interest rate cuts in the U.S. led to a rebound in stock prices on September 21, resulting in a gain of 30 percent by year-end.

The worst performing stocks, which in many cases had been losing ground since the start of the year, were also the best performers at the end of 2001. This applies in particular to the technology sector. Cyclical and pharmaceutical stocks were the top sectors during the year.

Fixed income markets 2001

2001 was an eventful year for fixed income markets. The U.S. Federal Reserve lowered interest rates eleven times, from 6.50 to 1.75 percent. Central banks elsewhere in the world followed suit and cut their rates, though not to the same extent as the U.S. In Sweden, rates were cut a modest 0.25 percentage points. The reason why the Riksbank did not reduce its rates as much as other central banks was that Sweden already had a lower repo rate than the rest of the world at the start of the year and that inflation was surprisingly high for much of 2001.

The Bank of Japan tried to stimulate the Japanese economy by returning to a zero interest rate policy. Japanese interest rates were reduced overall by approximately 0.30 percentage points during the year.

Sweden and the EMU zone thus far have not been affected by the economic slowdown to the same degree as the U.S. The fixed income market has already begun to show initial signs of a mild economic recovery, and the trend in global interest rates has therefore turned upward of late. Since the beginning of the year the Swedish 10-year bond rate has risen by approximately 0.50 percentage points. The corresponding U.S. rate has risen by approximately 0.10 percentage points, while European rates are essentially unchanged.

MACROECONOMIC INDICATORS, PERCENT

2001	Sweden	EU	USA	Japan	OECD
GNP growth	1	1.7	1.1	– 0.3	1.3
Inflation	2.4	2.7	2.8	– 0.7	3.6
Short-term interest rate	– 0.25	– 1.4	– 4.75	– 0.25	– 2.8
Long-term interest rate	0.5	0	0.1	– 0.35	– 0.08
Stock market index	– 16.9	– 16.4	– 14.1	– 19.5	– 13.2

INVESTMENT PHILOSOPHY AND PROCESS

Robur's investment philosophy stresses active asset management through a well-structured fundamental analysis with the aim of outperforming the relevant indices. With its own analysis capacity, discipline, long-term focus and rigorous risk controls with the help of cutting-edge systems, Robur can apply its investment philosophy consistently throughout the investment process.

The investment process in Robur's fund management and institutional asset management operations is broken down into analysis, decisions and risk management. The core business comprises Sweden, the Nordic region and Europe, in that order. Asset modules (stocks, bonds, etc.) are created and applied consistently, although their size varies depending on the size of the particular fund or portfolio being managed.

Analysis process – A fundamentally oriented analysis process serves as the base of operations. Centralized macroeconomic analysis leads to the establishment of a "house view."

Decision-making process – The house view then provides a basis for investment decisions and is immediately communicated internally and selectively to outside parties. There is always a single manager responsible for each investment decision. The delegation of responsibility between managers, analysts and traders is clearly defined.

Risk management – Risk management at Robur is independent from the activities being monitored. Comparative indices have been established, as have mandates and limits in the investment guidelines that apply for specific funds or portfolios. Effective systems support is available at all operational levels.

After a year and a half of preparations Robur was certified in 2001 according to GIPS, Global Investment Performance Standards. Deloitte & Touche, as an independent auditor, verified the GIPS certification. GIPS are ethical standards used by investment managers to facilitate fair comparisons between managers in the market.

THE SAVINGS BUSINESS AREA'S POSITION IN THE MARKET

The Savings business area is one of Sweden's largest players in the savings market. In the fund and household deposit sectors, FöreningsSparbanken is the leader.

MARKET DATA SWEDEN 2001

Net contributions, Robur	SEK 11.3 billion
Market share, new investments, Robur	19.7 percent
Assets under management, Robur	SEK 266 billion
Market share, assets under management	30.2 percent
Household deposits	SEK 118 billion
Market share, deposits *	25.5 percent

* as of November 30

Customers

The Savings business area has an extensive customer offering for the broad market, asset management mar-



ket, institutional customers and businesses. The cooperation with FöreningsSparbanken's local banks, independent savings banks and partly owned banks is decisive to the success in all its customer segments.

Outside Sweden, cooperations have been established with Aktia Sparbank in Finland and Sparebank 1 Gruppen in Norway. In addition, Robur's funds are distributed by Hansabank in the Baltic states. Moreover, FöreningsSparbanken has fund customers in Luxembourg, primarily Nordic expatriates.

Products

The Savings business area offers a broad range of savings products for the Swedish market. To ensure that a comprehensive customer offering is maintained, the range of products will be complemented in 2002 in the fund and insurance areas as well as in bank deposits. For example, so-called "Fund-in-Fund" products, which offer professional allocation between asset classes, will be launched.

On May 2, 2001 the Savings business area introduced 24 outside funds from five international (Alliance Capital, Fidelity, JP Morgan Fleming, Merrill Lynch and Schroder) and two Nordic (Odin and Aktia) fund management companies. These funds complement Robur's own and were selected after careful analysis based on ratings from Micropal, S&P Fund Research and Morningstar, Sweden.

Bank deposits

FöreningsSparbanken's household deposits amounted to SEK 118 billion at year-end 2001, an increase of SEK 8 billion or 7.3 percent compared with the previous year. The increase is due to the fact that customers have moved their money from higher-risk investments, such as stocks, to bank deposits. As the stock market stabilizes, money will presumably return to higher risk savings. FöreningsSparbanken has a market-leading position among Swedish banks with regard to household deposits, with approximately one fourth of the market. The market share for household deposits was 25.5 percent (27.4) at year-end.

In 2001 the competitive situation for household deposits intensified. FöreningsSparbanken therefore changed its pricing to make its savings products more attractive. The following measures were taken.

- The interest rate on private accounts was doubled in May for balances up to SEK 15,000.
- In early November an online savings account, e-savings, was introduced. As of year-end the interest rate on the account was 3.10 percent from the very first krona. Accounts are opened and managed online via FöreningsSparbanken by Internet. An average of around 1,000 accounts were opened daily through the end of the year.
- In mid-November all withdrawal fees were eliminated on deposit accounts. The aim of the change was to create simplicity.

Individual pension savings

IPS, Individual Pension Savings, which was introduced in 1994, accounts for an estimated one third of premium volume in the private pension market (pension insurance and IPS).

FöreningsSparbanken's market share in the IPS segment is approximately 30 percent, and together with independent savings banks approximately 45 percent. About 60 percent of all new IPS contracts are signed with FöreningsSparbanken, independent savings banks or partly owned banks. The number of new contracts signed with FöreningsSparbanken amounted to 57,000 (70,000).

Market shares, total assets
Swedish fund management companies, September 30, 2001



Other
17.6 %
Robur
30.3 %
Länsförsäkringar/
Wasa
3.7 %
Nordea
18.6 %
SEB
18.4 %
SHB
11.4 %

Fund and asset management

The market's poor performance adversely affected assets under management in 2001. As of December 31, 2001 total assets under management amounted to SEK 266 billion (288). Net contributions for the year amounted to SEK 11.4 billion (16.9), with a market share in Sweden of 19.7 percent (17.1) During the year two new funds were launched by Robur, the Hockey Fund and Vasalopp Fund. These funds allow investors to donate a portion of their return, up to a maximum of 2 percent of the funds' total value per year, to their favorite professional ice hockey team or the foundation responsible for Sweden's famed cross-country ski race. Robur now has 81 (79) funds of its own. In total, 2.7 million (2.6) people invest in Robur's funds. In institutional asset management, where FöreningsSparbanken Kapitalförvaltning provides equity and fixed

FUND ASSETS UNDER MANAGEMENT

	Market SEK	Robur SEK	Robur's share %
Swedish households	449,445	180,422	40.1
IPS	23,193	11,743	50.6
Unit-linked insurance	178,524	40,990	23.0
Premium pension system	60,970	8,842	14.5
Non-profit organizations	40,655	10,618	26.1
Swedish companies	91,736	8,052	8.8
Others	22,913	4,950	21.6
TOTAL	**867,436**	**265,617**	**30.6**

income management for municipalities, county councils, organizations, private foundations and large private companies, the number of customers rose from 101 to 107 during the year. Assets under management amounted to SEK 36 billion (34.8) as of December 31.

Fund performance 2001

The substantial decline in stock prices worldwide and dramatic events in the U.S. strongly impacted fund performance in 2001. A large number of equity funds reported negative results. Of Robur's 48 equity funds, 15 outperformed their indices.

Robur did not reach the objective during the year of having all its funds outperform their comparative indices. Results improved during the second half of the year, however.

In the shadows of a poor year for the stock market, Robur's fixed income funds developed positively. In absolute terms, all of them rose by between three and four percent but marginally underperformed their indices.

Insurance

Robur Försäkring offers unit-link insurance and group life insurance. Unit-linked insurance is reported under fund and asset management, while group life insurance comprises 1,000,000 policies (990,000), covering an aggregate risk of SEK 190 billion (186). Robur Försäkring's share of the volume of new unit-linked insurance policies in 2001 was 20.3 percent (24.4). In terms of the overall Swedish life insurance market, its share is lower, however, since it does not offer traditional life products. In 2001 this share was 10.3 percent (16.2).

Market shares for new unit-linked insurance, September 30, 2001


Other
11.6 %
Förenings-
Sparbanken
20.3 %
Skandia Link
26.0 %
SEB/Trygg Liv
18.9 %
Nordea
9.3 %
SHB Fond
13.9 %

PENSION AREA	ESTIMATED TOTAL MARKET SEK billion	ROBUR/FÖRENINGS-SPARBANKEN percent, approx.
Individual pension savings	5	30
Contractual pensions		
Supplementary pension plan for salaried employees	3.5	3
Privately employed Trade Union Confederation workers	6	8
Municipal and county employees	6–7	7
Premium pension system	15 + 1 per year	20

Swedish pension market

The total Swedish pension market is estimated at no less than SEK 100 billion annually. In the competitive segments, i.e. those that are not "protected" by collective bargaining agreements, Robur Försäkring has significant market shares in some cases. This applies in particular to the IPS and premium pension segments. In the competitive occupational pension segment, FöreningsSparbanken and Robur, in cooperation with independent savings banks and partly owned banks, anticipate significant potential. The aim is to focus on this segment in 2002, particularly for small and medium-size companies.

ROBUR GROUP FIVE-YEAR SUMMARY SEK M	2001	2000	1999*	1998*	1997*
Income	1,524	1,740	1,237	949	823
Expenses	– 655	– 607	– 447	– 298	– 218
Operating profit	869	1,133	790	651	605
Total assets	46,064	48,303	40,510	19,355	11,098
Fund management	266	288	291	193	158
Shareholders' equity	2,087	1,817	n.a.	n.a.	n.a.
Number of employees	283	263	270	144	109

* Pro forma including Robur Försäkring AB



FöreningsSparbanken's Swedish loan operations have been brought together in the Lending business area. Coordinating operations increases efficiency within the Group and improves prospects for volume growth in the lending business.



Lending

INTERVIEW WITH **MIKAEL INGLANDER**
HEAD OF THE LENDING BUSINESS AREA

How did the Swedish lending market do in 2001 – as a whole and for FöreningsSparbanken?
Lending in Sweden continued to rise in 2001. It rose particularly in terms of mortgages, due to a continued high number of residential and commercial property sales and the further rise in overall prices. A slight increase in new construction and the conversion of rental apartments to housing cooperatives has also driven loan demand. Lending in the banking system developed slightly weaker than in mortgage operations.

Loan demand has slowed due to the poorer economic outlook following the events of September 11. This has primarily affected corporate lending and the willingness of businesses to invest. Households have not been impacted to the same extent.

The increase in lending has mainly been in metropolitan areas.

What has the establishment of the Lending business area meant and how has it affected customers and the Bank?
The business area is now in place and the integration of the sales support, administration and IT units has been completed. This will help us to achieve better coordination and more efficient use of resources. The branches have specifically asked for better coordination in the lending area, since both customers and staff see it as a single entity, not a combination of separate parts. Despite the coordination, the legal entities – Spintab and FöreningsSparbanken Finans – obviously still remain.

The economy has slowed. How does this affect the Bank from a lending and loan loss perspective?
Economic slowdowns are a natural phenomenon that banks take into consideration in general and in the lending area in particular. Lending must be done from a long-term perspective looking at the customer, the collateral and the purpose of the loan. This is the basis for lending at FöreningsSparbanken Finans.

Despite the economy, loan losses are still low. At the same time there have been extensive changes and revaluations in certain industries. This is clearly evident in parts of the IT, telecom and media sectors. The ranks of companies in these sectors have been thinned, which has caused some financial losses.

How does lending change when the economy slows?
Economic conditions and loan loss levels among banks and credit market companies determine lending margins. In recent years competition has increased and generally put pressure on margins, particularly in the corporate sector. FöreningsSparbanken's business concept is not necessarily to compete on price, but rather on the basis of its entire offering, which includes value-added, a strong local presence and Sweden's best Internet and telephone banks.

Looking ahead, I am convinced that margins will continue to rise, particularly in the corporate sector.

How will the Bank's lending business further grow in 2002?
The Group's focus is on raising customer satisfaction and market shares. This also applies to the lending area. We will achieve this in the same way as in 2001, by working with our entire offering and its quality, value-added and accessibility. The business area supports the Group's increased sales efforts in growth areas, such as metropolitan regions and university towns.

LENDING

The business area has brought together all the lending operations in the Swedish part of the Group under a single management. This includes bank loans from FöreningsSparbanken and the companies Förenings-Sparbanken Finans and Spintab, with its subsidiary Jordbrukskredit. It also includes KIAB, which manages the Group's Swedish collection operations.

The business area's objective is to coordinate loan administration and sales support for the two main sales channels, FöreningsSparbanken own branch network and independent and partly owned savings banks.

Sales development

Total lending by the Lending business area rose by SEK 20 billion (excluding repos) to SEK 544 billion. Volume growth has primarily been in the household sector. In relative terms, the forestry and agricultural sector has developed especially well. The products customers have chosen have led to an increase in margins in parts of the mortgage lending operations.

LENDING TREND BY CUSTOMER SEGMENT
Group excl. FIH and Hansabank

SEK M	Lending 12/31/01	Change 2001	Change 2001, %
Real estate management	116,930	347	0.3
Retail, hotels, restaurants	16,095	405	2.6
Construction	8,892	949	11.9
Manufacturing	14,331	1,649	13.0
Transportation	6,312	722	12.9
Forestry and agriculture	27,385	2,520	10.1
Other service businesses	13,381	584	4.6
Other business loans, including credit institutions	34,781	690	2.0
TOTAL BUSINESS LENDING	238,107	7,866	3.4

Among large companies and municipalities, the trend is clearly toward more capital market-based funding.

The dichotomy in the credit market became more evident during the year. Loan volumes are rising in large cities and university towns, while other parts of the country are seeing stagnation or declines. This is a long-term problem affecting not only the banking sector but also society as a whole, and is reflected in real estate prices. Price increases in expansive areas of the country have been substantial, while other areas have seen prices stand still. There has been a slight adjustment in large cities as the value of household securities, stocks and mutual funds has fallen significantly.

The level of debt being carried by most businesses and individuals is not alarming, however, and both debt/equity and interest coverage ratios remain at reasonable levels.

The positive trend in the municipal area is continuing. Because of demands for balanced budgets and pension allocations, municipalities have established long-term financial plans and objectives. They are now being implemented and have led to an improvement in the municipal sector's financial status.

Internet loans

Rapid progress is being made in the ways customers can reach the Bank. For the past two years they have been able to apply for loans online via FöreningsSparbanken by Internet. In 2001 technological developments were introduced that allow Spintab's customers to manage, lock in and convert their mortgages through FöreningsSparbanken by Internet, further improving access to the Bank.

Spintab

Spintab is a wholly owned subsidiary of Förenings-Sparbanken. The Spintab Group, which comprises Spintab and Jordbrukskredit, is the mortgage institution of FöreningsSparbanken, independent savings banks and partly owned banks for the long-term financing of residential housing, municipalities and municipal property holdings, and agricultural and forestry properties.

Spintab is also Sweden's largest residential retail mortgage provider, with a market share of approximately 37 percent. Around 65 percent of its loan portfolio consists of mortgages for owner-occupied residences. Spintab grants loans against collateral in the form of real estate, leasehold rights, condominiums or guarantees by the state or municipalities. Loans are normally granted for up to 75 percent of the market value of a property. The company's products and services are sold through the branch network of FöreningsSparbanken, independent savings banks and partly owned banks, in addition to FöreningsSparbanken by Telephone and Internet.

LENDING BY CUSTOMER SEGMENT
Group excl. FIH and Hansabank

	Lending 12/31/01	Change 2001	Change 2001, %	Change Q4	Change Q3	Change Q2	Change Q1
Households	282,752	16,266	6.1	3,390	2,757	6,166	3,953
Real estate management	116,930	347	0.3	– 78	– 36	– 352	813
Businesses, incl. credit institutions	121,177	7,519	6.6	1,719	2,276	2,104	1,420
Municipalities	13,013	– 1,244	– 8.7	– 335	– 155	– 311	– 443
Other lending	9,672	– 3,106	– 24.3	– 355	– 313	– 250	– 2,188
TOTAL	**543,544**	**19,782**	**3.8**	**4,341**	**4,529**	**7,357**	**3,555**

Market shares, mortgage institutions in Sweden
June 30, 2001


Other
12 %
Spintab
30 %
SBAB
13 %
Nordea
15 %
Stadshypotek
30 %

Approximately 47 percent of Spintab's funding is arranged outside Sweden through the issuance of long- and short-term securities. Spintab's bonds are listed on seven foreign exchanges. The slightly over 50 percent of its remaining of funding is secured from Swedish institutional investors, companies and private investors. Spintab also issues bonds and commercial paper, which are listed on Stockholm's stock exchange.

To further diversify its funding, Spintab in 2001 entered into an advanced securitization of its agricultural loans. This was done using a so-called synthetic securitization technique developed specifically for this purpose. This form of securitization differs from traditional securitization in that the loans are retained on the balance sheet, while portions of the credit risk, as with a traditional securitization, are transferred to the capital market. The transaction, which has an equivalent value of slightly over SEK 14 billion, is the first of its kind in the Nordic region based on agricultural loans.

Securitization has become established as a funding instrument in what is likely to develop into a well-functioning market in the years ahead.

SPINTAB FIVE-YEAR SUMMARY

SEK M	2001	2000	1999	1998	1997
Income	3,846	3,578	3,412	3,384	3,114
Expenses	– 165	– 216	– 293	– 334	– 313
Operating profit before loan losses	3,681	3,362	3,119	3,050	2,801
Loan losses	– 194	– 246	– 218	– 360	– 572
Operating profit	3,487	3,116	2,901	2,690	2,229
SEK billion					
Total assets	348	332	332	317	298
Loans to the public	341	321	308	296	285
Shareholders' equity	16,245	16,224	16,206	16,192	15,929
Interest margin, %	1.0	0.9	0.9	0.9	0.8
Return on equity, %	14.5	13.1	12.3	11.6	11.4
Number of employees	26 *	136	162	197	249

* approximately 110 employees were transferred to the Bank's lending business area.

Jordbrukskredit

Spintab's subsidiary, FöreningsSparbanken Jordbrukskredit, strengthened its position in the agricultural and forestry market during the year. Together with FöreningsSparbanken, independent savings banks and partly owned banks, Jordbrukskredit is the largest lender in the agricultural sector, and by itself has a share of approximately one third of the market for agricultural financing institutions. During the year Jordbrukskredit's net lending rose by approximately 15 percent or around SEK 2.5 billion. At year-end its total loan portfolio amounted to approximately SEK 18.5 billion, the highest in the company's history.

FÖRENINGSSPARBANKEN JORDBRUKSKREDIT FIVE-YEAR SUMMARY

SEK M	2001	2000	1999	1998	1997
Income	214	160	162	123	106
Expenses	– 9	– 12	– 14	– 12	– 9
Operating profit before loan losses	205	148	148	111	97
Loan losses	– 3	– 2	0	– 2	– 5
Operating profit	202	146	148	109	92
SEK billion					
Total asstes	19	16	17	10	6
Loans to the public	18	16	14	10	6
Shareholders' equity	1,119	1,007	807	607	437
Interest margin, %	1.1	0.9	1.1	1.2	1.3
Return on equity, %	13.0	10.7	13.2	12.9	16.4
Number of employees	6	8	8	8	5

FöreningsSparbanken Finans

FöreningsSparbanken Finans is a wholly owned subsidiary of FöreningsSparbanken. Its role is to produce, develop and market financial and administrative services to local banks, independent savings banks and partly owned banks, as well as within branches to customers and suppliers through cooperative arrangements. These services are designed to provide the best possible customer benefit in terms of knowledge content, price and function, and in doing so help FöreningsSparbanken Finans to raise its market shares.

In 2001 the Group had new sales of approximately SEK 7.4 billion, an increase of about 25 percent compared with the previous year. Local banks, independent savings banks and partly owned banks accounted for half the increase. The finance company has further established itself in the market for agricultural machinery, which has contributed significant volumes

Customers and the market

FöreningsSparbanken Finans reaches its customers – businesses and private individuals – through the branch network, FöreningsSparbanken by Internet and FöreningsSparbanken by Telephone.

In addition, the company has long maintained a close cooperation with leader suppliers and retailers in select industries by offering financing for their products and services.

Supplier financing

Supplier financing is part of a turnkey concept involving the delivery of products and services. One of the three supplier financing units, Cars and Recreation Vehicles, markets its services to private individuals. The other two, Heavy Equipment and IT & Communication, are active in the business market.

AutoPlan

AutoPlan provides fleet management services and is the market leader in terms of both volume and product development. Many large, well-known companies in Sweden that need help financing and administering their motor vehicle fleets turn to AutoPlan.

FÖRENINGSSPARBANKEN FINANS FIVE-YEAR SUMMARY

SEK M	2001	2000	1999	1998	1997
Income	432	379	398	310	466
Expenses	– 146	– 109	– 131	– 131	– 225
Operating profit before loan losses	286	270	267	179	241
Loan losses	3	12	3	13	3
Operating profit	289	282	270	192	244
SEK billion					
Total assets	14	12	10	9	7
Loan to the public	13	11	10	8	7
Shareholders' equity	1,901	1,578	1,404	1,218	1,035
Return on equity, %	12.0	13.7	15.6	13.1	17.7
Number of employees	89 *	124	129	128	153

* approximately 40 employees were transferred to the Bank's lending business area.

Kundinkasso Aktiebolag K.I.A.B.

Kundinkasso is a full-service company in collections and billing services. It offers a complete range of billing and collection services to FöreningsSparbanken, independent savings banks, partly owned banks and external customers in a technically advanced environment.

The large part of IT development is handled inhouse, with new systems and routines developed on a continuous basis to adapt to changing conditions.

The Bank's business customers have access to Kundinkasso's billing and collection services for small and medium-size companies.

KUNDINKASSO AKTIEBOLAG K.I.A.B. FIVE-YEAR SUMMARY

SEK M	2001	2000	1999	1998	1997
Income	288	277	234	199	171
Expenses	– 31	– 29	– 27	– 26	– 25
Operating profit	257	248	207	173	146
Total assets	19	20	18	18	27
Shareholders' equity	10	10	10	10	10
Number of employees	35	36	37	35	36

FöreningsSparbanken's offerings for the payment market in Sweden have been brought together in the Payments business area, which has a complete range of card and payment services for individuals and businesses.



Payments

INTERVIEW WITH **KJELL HEDMAN**
HEAD OF THE PAYMENTS BUSINESS AREA

How did the Payments business area do in 2001?
Growth for our products exceeded expectations. We are seeing favorable development for electronic payments. The level of activity has been high and we provided services to over one million customers through the branches, independent savings banks and partly owned banks. There has been tremendous technological progress, and we have developed new products for secure e-commerce, e-cards and electronic ID's. I also have to mention card payments, where we reported a record number of payments at the retail level. Lastly, I would like to bring up a few figures that illustrate our positive development:

- the number of card purchases rose by 27 percent
- the number of Internet payments rose by 58 percent
- the number of e-payroll lists rose by 110 percent
- the number of card transactions cleared rose by 34 percent.

What indications do you have that the growth rate in the payments area in 2001 will continue in 2002?
The business area has a strong market position with a comprehensive range of products and services. FöreningsSparbanken's market shares in the payment area are good. The Bank has a strong grip on customers in the payment area, in part because they are already using a large number of our services and in part because we are accessible through branches around the country in a way that no niche bank, or other large bank for that matter, can match.

Our cooperation with the Swedish Federation of Trade and retailers has developed positively. As a whole, it looks as if we should be able to continue our very positive development in 2002.

What are the positive effects of customers' increased card use?
Card payments offer convenience and security for both customers and retailers. For the customer, it means not having to go to an ATM to withdraw money, and for the retailer it means avoiding time-consuming work and the security risk that goes along with large cash receipts. Increased card use and less use of cash creates value for both consumers and retailers, which is also good for the Bank.

What electronic payment services do you offer your customers and how well have these services done?
We have been pioneers in this area. Since the payment service started, the number of customers has grown to over one million. Electronic card payments have noted steady growth of over 30 percent since the early 1990's. For businesses, we have launched a number of electronic services with excellent customer value.

How are you affected by the introduction of the euro?
We have already made the necessary modifications in our services. Naturally, it will be exciting to follow developments now that the euro is available in banknotes and coins, and not only as an electronic currency.

What are your biggest challenges and main priorities in the year ahead?
An important issue we plan to prioritize is speeding up the transition from paper-based payments to electronic payments and card payments. As always in a business with a large number of transactions, the challenge is to maintain a balance between cost efficiency and customer benefit. The business area will therefore implement measures in 2002 to further reduce its production costs. We will prioritize opportunities for economies of scale through higher volumes – our own and our partners' – and invest in various measures to further improve efficiency.

Another important issue is to increase the customer value of our products and in that way help to improve customer satisfaction for FöreningsSparbanken.

PAYMENTS

The Payments business area offers a complete range of payment products for both the private and corporate market. By continuously adapting and modernizing its product range and production systems, the business area is able to create customized services in the areas of business and consumer payments.

Organization

The Payments business area comprises three operating units: Business payments, Cards & Private payments and Payment services & Sales support. In total, around 325 employees work in the business area.

Business payments

The Business payments unit develops and provides a range of payment and information services for the Bank's entire business customer segment. The range of services is broad and deep, including Swedish and international supplier payments, salary payments, cash management services, and electronic information and payment systems such as e-billing, e-salaries and e-payrolls.

During the year an ID service was developed and launched to facilitate secure online identification. A framework agreement was signed with the Agency for Administrative Development, and several other Swedish government agencies and businesses are expected to be added in 2002. The business version of FöreningsSparbanken by Internet contains a number of payment services that help small businesses with their financial administration.

A number of important projects to expand and enhance payment services were implemented during the year. The common denominator in these projects has been the transition from paper to electronics. In addition to lowering costs, we are helping to improve the environment. Continuous efforts are being made to improve the functionality of our e-billing service. Agreements have been reached with leading banks to send electronic invoices through their Internet services. As a result, our billing customers can now electronically reach their customers throughout the country. The number of companies using e-billing rose from 56 to 92 during the year. Customers have reacted positively to the Bank's various payroll services, and a large number of companies are now using e-payroll lists. Electronic payroll statements are provided to no less than 35 municipalities. The number of Swedish and international payments increased steadily during the year.

Efficiency projects

A number of projects have been introduced to more efficiently manage Swedish and international payment systems. For example, clearing structures and rules have been implemented. In the area of international payments, intelligent systems that correct erroneous payments have been introduced, which allow customers to receive their payments faster and using less resources.

Retail cooperation expanded and broadened

During the year a number of projects were initiated and completed to increase cash-less retail purchases. These projects have been driven at the local level together with various interested parties. A number of cooperations were initiated and expanded in the card area during the year.

The cooperation with the Swedish Federation of Trade has been expanded. Allround AB, a jointly owned company in which FöreningsSparbanken owns 30 percent and the Swedish Federation of Trade 70 percent, develops card-related loyalty concepts to help retailers strengthen their relationships with customers and increase sales. Using their cards, the Bank's customers will be able to link to the so-called Allround concept to utilize bonus points they have accumulated. Allround AB is expected to be in operational service in mid-February 2002. A large number of cooperative projects with retailers and their employees have been implemented locally and nationally as part of the Secure Retail concept to increase customer benefit and ensure secure purchases.

Giro payments on paper and the Internet



Number
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
Paper giro payments
Internet giro payments

Private market

With approximately three million credit card customers, FöreningsSparbanken is the leading card issuer in the Swedish market. Thanks to its strong local presence and high rate of development, the Bank also leads the market in clearing card transactions. During the year two broad-based offerings were launched to encourage customers to replace their cash dispenser cards with debit cards they can also use for store purchases and to join FöreningsSparbanken by Internet. The number of in-store card purchases rose by 27 percent during the year. A number of interrelated factors have contributed to this, not least of which is the strong cooperation with retailers. A larger share of the Bank's customers is using the Internet to shop. The solutions that have been available to date for secure online payments have been complicated and difficult to use. The launch of a virtual card for Internet purchases in the spring of 2002 will give the Bank a payment product that is both secure and easy to use. Neither the retailer that sells nor the customer who buys require complicated installations in their computers. Instead, the existing infrastructure in card systems and the Internet is used, together with systems for virtual card.

Internet payments have increased substantially

The number of customers who have signed up for FöreningsSparbanken by Internet's payment services continues to rise. During the year the number of customers increased with 34 percent and the number of transactions rose with 58 percent. The ability to divide their payments into different groups has made it easier for customers to see where they spend their money. By developing programs that can scan bills using an electronic pen, the Bank has made it even easier to pay bills

Cards

The number of FöreningsSparbanken cards in issue rose from 2.5 million to 2.6 million. Card purchases increased 27 percent in 2001, which is also evident in a decline of approximately 20 percent in the number of teller transactions at the branches. FöreningsSparbanken offers a complete range of payment products in the card area, from corporate cards to a variety of bank cards. During the year an extensive card program was introduced for soccer and hockey fans in cooperation with the Swedish Football Association and the Swedish Hockey League. The number of cards issued together with the World Wildlife Fund has increased substantially. A cooperation with the Swedish Golf Union is continuing through a number of card-based services. Moreover, a corporate card was launched during the year in cooperation with American Express.

Number of quarterly Internet payments



Number
15,000,000
12,000,000
9,000,000
6,000,000
3,000,000
0
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01



Bank cards: no. of cards and purchases by quarter


No. of cards
No. of purchases, million
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
60
40
20
0
1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01
No. of cards
No. of purchases

New card technology

The first step toward a new card technology has been taken through the replacement of magnetic strips with embedded chips that all cards will have in the future. With chip technology, it is possible to add functions that benefit the customer all on a single card. This chip will contain the card's identity and an "electronic wallet." The launch of a new generation of terminals that integrate smart card (so-called CASH card) and normal card functionality will significantly simplify CASH payments. CASH card use remains stable and is expected to increase substantially as the new generation of card terminals is gradually introduced through 2005.

High rate of innovation in close cooperation with customers and the market

The payment area is distinguished by a high rate of development thanks to new technology, particularly in the communications area. The business area's development unit produced a number of concepts during the year.

Together with Telia, the Bank has initiated a project in mobile telebanking and PKI certificates. Pilot operations have proven successful and work is continuing to create secure payment solutions for mobile e-commerce. Mobile phones will soon be used as payment terminals for purchases in situations where cards are not appropriate. During the year a function was developed and introduced that allows card customers to quickly and easily check their card balance by mobile phone.

Swedbank Markets is the Group's investment bank. Operations comprise capital market products and services, including Securities Trading, Corporate Finance, Fixed Income and Currency Trading, and Project, Export and Business Financing. In addition, Swedbank Markets is responsible for the Group's International and Large Company operations.



Swedbank Markets

INTERVIEW WITH **JAN LIDÉN**
HEAD OF THE SWEDBANK MARKETS BUSINESS AREA

It was a turbulent year at times. How was Swedbank markets affected?
Slower activity in the stock market in terms of trading, mergers and acquisitions, and public offerings led to weaker development in these areas. We and other Swedish players also saw increased competition during the year from foreign firms.

You seem pleased nevertheless with your results. How do you explain that?
That is due to the fact that we kept down our costs and continued to work efficiently and because we managed very well in areas that, despite the overall weakness, performed positively. The decrease in stock trading was compensated to some extent by strong gains in fixed income and currency trading. Ultimately, however, it was thanks to our skilled employees, who produced good results despite a difficult year.

What is Swedbank Markets' outlook for 2002?
We expect a reversal in the underlying negative trend in the economy in 2002, which over time should lead to higher interest rates and rising stock prices. We also anticipate that business activity will gradually increase during the year. Among other things, we anticipate greater interest in initial public offerings on Stockholmsbörsen, which will benefit advisory services in Corporate Finance and equity trading.

Will profitability rise again?
We have already proven that we are profitable and thereby have helped to create value for FöreningsSparbanken's shareholders. By working efficiently and focusing on customer benefit, we hope to continue to produce good results.

What are your long-term goals?
We are working with a growth strategy that will help us to become one of the leaders in investment banking in the Nordic region. The strategy is divided into internal and external parts. Internally, we will improve the way we work in order to get closer to customers and create opportunities to meet their total needs, provide and increase our competence, and develop products and services. The external strategy deals with what we do in the market in the form of cooperations, alliances and stronger partnerships. We will also be working more aggressively to cultivate customers in institutional equity trading and the medium-size company segment.

What are you doing for medium-size companies?
In 2001 we systematically analyzed this market to identify companies that we feel could best benefit from our capital market products. Our marketing efforts vis-à-vis this group will be intensified in 2002.

What are Swedbank markets' strengths?
Being part of a large financial services group gives us a big advantage. One example is the cooperation with the local bank branches and independent savings banks. Another strength is that we have an efficient organization with competent employees who are strongly focused on customer benefit. We are constantly striving to make it easier for customers to work with us. Customer benefit, efficiency, a high level of service and accessibility are our driving forces. We are convinced that in this way we can continue to play a strong role in the market and be a good alternative to the really big players.

What are your priorities for 2002?
Our aim is to increase income and raise the return on the capital we use. An important element is to focus more than ever on customers who we can offer value. We will also become more cost-effective, through simpler routines and decision-making processes. Higher new sales and increased market shares are high on our list of priorities for 2002 and beyond. We also want to better distinguish our brand and continue to attract and retain skilled employees.

SWEDBANK MARKETS

Swedbank Markets is working with a growth strategy with the goal of becoming one of the leaders in investment banking in the Nordic region. Growth will be achieved while remaining profitable. At the same time that the customer base is expanded, Swedbank Markets will maintain and develop its business with existing customers. Greater emphasis is being placed on products and services for high-asset individuals as well as medium-size companies with extensive needs for capital market products. To further enhance its position in the Nordic market, Swedbank Markets is analyzing opportunities for cooperations and alliances with other players. The market for the products and services Swedbank Markets offers is expected to grow in 2002 compared with 2001. Indications also point to continued strong development in subsequent years. Competition is increasing in investment banking, however, particularly from global firms, many of which are active in the Swedish and Nordic market. Swedbank Markets' strategy is to focus on customers whom it can offer a competitive advantage – those that do not need a global firm and can benefit more from a local investment bank that works closely with its customers.

Equities

Swedbank Markets is one of the leading equity traders on Stockholmsbörsen. The downturn in the IT and telecom sectors, concurrent with an economic slowdown and overall drop in stock prices, has created instability and lower trading volumes. The normally large transaction flow from the Group's customers declined compared with the previous year. Swedbank Markets' share index bonds, SPAX, continued to attract great interest in 2001. SPAX products, which offer a guaranteed return, proved to be an attractive investment in a turbulent year for stocks.

During the year the analysis function was further strengthened, including through a number of recruitments. The focus has been on increasing analysis capabilities for large institutional customers. Swedbank Markets' analysts currently cover 95 percent of the most heavily traded companies on the Stockholmsbörsen OMX index.

Corporate Finance

The market for corporate finance services was generally weak during the year, due to the limited number of share issues, initial public offerings and mergers and acquisitions. Services consist of advice to owners, boards of directors and corporate managements on ownership issues, stock market concerns and capital procurement. Despite poor market conditions, Swedbank markets managed relatively well in 2001.

Fixed income, currencies and Debt Capital Markets

The fixed income and currency market generally developed very well last year. Swedbank Markets increased its business volumes and reported very positive results in this area without increasing its risk exposure. Customers include major institutional investors and large companies. Increases were also noted in commercial paper and corporate bonds. Swedbank Markets was responsible for, among other things, the issuance and placement of bonds from Telia during the year. The value of the bonds amounted to 300 million euro and they were placed with investors in Spain, Portugal, Hungary, Benelux and Sweden.



Custody

Custody operations consist of settlement, delivery and clearing of Swedish and foreign securities for customers in Sweden and internationally. Custody services for institutional investors developed well during the year. Swedbank Markets has had a very strong position in this market for several years. Not only is it ISO certified, but Swedbank Markets was "Custody Top Rated" (No. 1) for the second consecutive year by Global Custodian Magazine, which annually surveys readers on their opinions of various players in this market. Swedbank Markets is the only firm in Sweden to rank at the top.

SWEDBANK MARKETS
STOCKHOLMSBÖRSEN POSITION

Number of transactions	3rd
Volume	6th
Stock options, market maker	2nd
Stock futures, customer trading	2nd
Index options, customer trading	2nd

Private services

For private investors, Swedbank Markets offers trading in stocks, stock derivatives such as options and warrants, and bonds, including indexed bonds. Compared with 2000, activity was lower in 20001 in these product areas. Investment services for private investors are offered through FöreningsSparbanken's local branches, independent savings banks, jointly owned banks and FöreningsSparbanken by Internet and Telephone.

Market share 2001
OM Stockholm Exchange, volume



Percent
12
10
8
6
4
2
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
FSPAR SHB SEB NB

Share index bonds
Market share based on volume in nominal value according to SOX
December 31, 2001



Other
4.4%
Svensk Export Kredit
8.4%
FöreningsSparbanken
22.1%
Nordea
4.6%
SEB/Trygg Liv
21.8%
SHB/Stadshypotek
38.7%

NetTrade

NetTrade is a professional Internet service for active stock investors.

During the year the service was further enhanced to raise its quality and level of customer service. The number of transactions in 2001 was lower than the previous year. Still, the customer base continued to grow and NetTrade consolidated its position as one of the leading players in this area. After year-end, both NetTrade and the securities services offered as part of FöreningsSparbanken by Internet adjusted various fees.

Equity trading via the Internet bank

During the year Swedbank Markets developed an equity trading service via FöreningsSparbanken by Internet. The purpose of this service is to satisfy the demand of slightly less active customers.



E-business focuses on the development of Internet-based solutions for the Bank's internal systems that facilitate higher efficiency and free up time for the Group's employees to spend with customers. The development of customer-oriented products, services and processes, as well as new technology that generates business, also creates new sources of income for the Group.



E-business

INTERVIEW WITH **GERT ENGMAN** HEAD OF THE E-BUSINESS AREA AND CHIEF INFORMATION OFFICER (CIO)

What were the most important events for E-business in 2001?
I see the most important impact of our work outside the business area itself. This applies both internally and externally. Since the use of our technical solutions and systems increased substantially during the year among both customers and employees, we were able to contribute to higher internal efficiency and greater customer benefit.

There is a great deal of business potential here, and our vastly improved customer offerings have had a positive impact by increasing value for customers and bringing new customers to the Bank.

What kind of internal impact are you talking about?
The work we have done at E-business has created opportunities for other parts of the Group to focus more on their core businesses. From the standpoint of the branch operations, I would say that the efficiency improvements we have made in processes, systems and technical tools have freed up time for the employees of local banks to spend with their customers. This is where I see our main role looking ahead, to create opportunities for employees in various parts of the Group to use more of their time for their real jobs.

Does this strong focus on internal work mean that the development of technical solutions that directly benefit customers is no longer important?
No, certainly not. The continued development of FöreningsSparbanken by Internet is obviously fundamental to the Group's operations. A smoothly running – and gradually improving – online banking service has come to be expected by customers, and rightfully so. In this respect we are on the cutting edge, with Sweden's best and largest Internet bank. And it is where we plan to stay.

What does the future look like in terms of outside partnerships?
You can't lump all e-solutions together. Our cooperation with the Bank's jointly owned e-commerce company, Marakanda, is an example we continue to give high priority to. Marakanda is an interesting business, at the same time that its services strengthen our local banks' Internet offerings for municipal and business customers. We have and continue to seek out partnerships that create value for FöreningsSparbanken's customers. Our cooperation with Lessmore, which offers purchasing services for small and medium-size companies through FöreningsSparbanken by Internet, is also a positive example.

Another area that we in E-business are working on is the development of a more efficient infrastructure for the banking sector. The cooperation with other banks on an ID service and a Document Hotel for electronic documents for bank customers are current infrastructure projects where we are providing greater value for our customers, while at the same time improving efficiency in our own operations.

You are head of the E-business area, but you are also CIO of FöreningsSparbanken and therefore have overall responsibility for the Group's development in the IT area? What does this role entail?
Thanks to efforts to achieve economies of scale and minimize the number of systems and technical platforms, FöreningsSparbanken now has very efficient IT operations for production and management. Transaction volumes and the complexity of banking operations are constantly increasing. Through continuous efficiency improvements and production increases, our IT operations can handle an annual transaction increase of 20 percent. Additional volume increases normally require expanded capacity. Ensuring that we can continue to handle this efficiency work and – when necessary and economically feasible – secure additional capacity is the responsibility of the CIO. From an overall perspective, you could say that the CIO's job is to ensure that the Bank's investments in IT, which account for nearly 20 percent of the Group's expenses, stay at a reasonable level in relation to the benefits they generate, and that the investments are made in areas where they create the biggest benefit for the Bank, its employees and customers.

E-BUSINESS

In recent years FöreningsSparbanken has been a leader in Sweden and internationally in the development of financial services for the Internet and other electronic channels. To best utilize the competence it has built up, the Bank has brought together these operations in a single business area, E-business.

The business area focuses on growth, efficiency and new business by facilitating efficient use of electronic media in the Group's various operations.

E-business plays a strategic role internally and externally in the Group's development:

- Internally, it does so by reshaping internal processes using Internet technology, thereby reducing the Group's operating costs and shortening development times for processes and services.
- Externally, it does so by developing innovative, cost-effective e-business solutions for the Bank's customers as well as through partnerships in business, technology and communications.

Strategy

The E-business area's operations are divided into E-enablement and E-business.

In FöreningsSparbanken's five-point E-business strategy (see the illustration below), E-enablement comprises the first three, more operations-oriented points, primarily involving the transformation of current operating infrastructure and processes, contact points between customers and the Bank, and financial services. E-business covers the two other, strategic areas: new business and company alliances.

E-enablement

E-enablement's areas of responsibility include technical solutions for customer relationship management and the development of Internet-based infrastructure for the Group's operations.

The continued development of new functions and customer benefits has further consolidated FöreningsSparbanken by Internet's position as the leading Internet bank in Sweden. Special attention has been given to development on the corporate end. Further changes to accommodate the needs of businesses and businessmen have led to an increase of over 33 percent in the number of customers, at the same time that use of the Bank's Internet services has risen substantially. E-billing and e-payroll lists are popular examples.

In the same way, the development of new and improved functions and services for private customers has led to a continued rapid increase in their number and use of the Bank's electronic services. Among the new services is a special Internet banking solution designed for young people as well as equity trading via the Internet bank. The new e-saving account has also provided additional value for customers.

Ongoing development work also involves the next generation of FöreningsSparbanken by Internet and its new technical platform as well as the establishment of web-based customer contacts for the Group's other business areas.

E-business

The work with Marakanda, the e-commerce company jointly owned with Telia, has progressed according to plan. Marakanda utilizes a combination of Telia's technical solutions and FöreningsSparbanken's local presence and established Internet banking solutions. Through Marakanda, the Bank and its municipal and business customers are offered new business opportunities and greater customer value. During the year the number of municipalities and outside companies that use Marakanda's purchasing and travel services increased to around 60, and the number of companies that have signed on as suppliers of goods and services has increased to nearly 100.

The cooperation with the e-commerce company Lessmore and marketing of its purchasing services to customers of FöreningsSparbanken by Internet strengthens the Bank's business offerings. During the year the number of customers using Lessmore rose to around 7,200, of which nearly 6,500 are from FöreningsSparbanken.

E-business also works together with other players in the financial markets to develop more efficient infra-


Close to core business
Far from core business

1. E-transform infrastructure and processes	E-transform front-end solutions	3. Transform financial services	4. New business	5. Streamline venture capital
• New web-based infrastructure • Data warehousing/CRM • E-transform infrastructure for product units	• Next generation of Internet bank • Customer-oriented solutions for product companies	• Internet-based stock trading	• Marakanda • E-billing – Micro payments • ID services • Internet marketplace	• Cooperation with IT Provider (Lessmore)

structure solutions for the industry. An effort is under way together with other banks to create a common ID service. This includes a joint operational and production unit for soft certificates for secure Internet services. The launch is planned for the second quarter of 2002.

The cooperation during the year with Nordea to create a common Document Hotel for bank customers is another example of the opportunities to utilize economies of scale in an industry-wide infrastructure.

Priorities 2002

In 2002 the E-business area is prioritizing the following areas:

- Continued work together with the Bank's branch operations and product owners to increase customer benefit and improve the efficiency of internal processes by webifying products and services.
- Move the Group's digital presence to a new technical platform focused on segmentation, cost reductions and new sales.
- Expand the cooperation with Marakanda and the banking industry's ID service.





The role of the Alliances business area is to strengthen and focus FöreningsSparbanken's cooperations with independent savings banks and partly owned banks as well as coordinate its growth strategies in other countries, primarily in the Nordic and Baltic regions.



Alliances

INTERVIEW WITH **ANNIKA WIJKSTRÖM**
HEAD OF THE ALLIANCES BUSINESS AREA

The Alliances business area was established in 2000? How have you done so far?
In the Swedish operations, there had already been an established organization, and the cooperation with the partly owned and independent savings banks continues to work well.

On the international side, the organization was built up during the year. The majority owned banks have been integrated into the Group in terms of policies and instructions. Board representation has been increased.

In the Baltic states and Denmark, development has been very positive with regard to both profit and the cooperations in general.

FIH and Hansabank developed very well during the year. What was it that contributed most to their results?
FIH has raised its lending volume while maintaining good interest margins. Hansabank, with its high cost efficiency and modern technology, has boosted volume in a growing market. Its profit is strong, especially considering the acquisition of the Lithuanian bank LTB, which as yet does not have the same profitability as the rest of the Hansabank Group.

In Norway, on the other hand, the results have been negative. Why is this and what can we expect in the future?
Many companies in Sparebank 1 Gruppen are dependent on the stock market for their earnings. The insurance companies in particular were affected by the weak market, which caused a decrease in the value of their portfolios. Provided that the stock market does not continue its slide, profit will improve in the future.

During the year Hansabank acquired the Lithuanian savings bank LTB. What opportunities do you envision there?
The acquisition adds around 1.9 million customers who at this point utilize the banking system to only a limited extent. Consequently, there is a potential for considerable growth in business volume.

Since Hansabank has already shown it can successfully manage the acquisition of other banks while maintaining its cost efficiency and management effectiveness, we have good hopes that the acquisition of LTB will prove to be a profitable addition to the group. The integration of Hansa LTB in the Hansabank Group has already begun, for example, in terms of new products for customers, the computerization of branches and employee training. The acquisition also means that Hansabank has literally become a pan-Baltic bank, truly the only one there is today.

You recently cancelled the cooperation agreement with Sparebank 1 Gruppen in Norway. Why?
We feel that the form of cooperation has to be modernized to facilitate further development. We want to improve efficiency and raise business volume in the Norwegian market, but because of limitations in the current agreement we have chosen to cancel it and renegotiate a new one.

Do you see any concerns in the Baltic banking market?
There is higher volatility in the Baltic markets and thus higher risk than in the Nordic region.

Thus far the global economic slowdown has had a limited impact on the Baltic states. Still, growth will probably slow in the short term. At the same time, the likelihood that the countries will join the EU in the near future will make them more attractive for foreign investment. Add to that an improved business climate, with lower corporate taxes and simplified regulations. In other words, the fundamental conditions necessary for the banking market's positive long-term development are in place.

What are the most important priorities in order to make the business area even more profitable next year?
The single most important factor for profits in the long term is to finalize the integration of Hansa LTB and to facilitate Hansabank's continued growth. Creating opportunities for a better business exchange in Norway is also a high priority.

Apart from the profitability improvements that can be achieved in the Alliances business area, the goal is to encourage other areas of the Bank to increase their business with the allied banks. The independent savings banks and partly owned banks play a particularly important role in this respect.

ALLIANCES

A strong local connection, in combination with shared global resources, is the cornerstone of FöreningsSparbanken's alliance strategy. Business decisions are made close to customers, where local conditions are best understood. At the same time, business development and production are coordinated to take advantage of economies of scale and utilize leading-edge competence.

The Alliances business area's consists of two parts: the Swedish savings bank cooperation and FöreningsSparbanken's operations in neighboring countries in the Nordic and Baltic regions.

The cooperation with Sweden's independent savings banks and the partly owned banks is an important, long-term part of FöreningsSparbanken's strategy. The 80 independent and seven partly owned banks together account for one fourth of FöreningsSparbanken's product sales. The role of the business area is to capitalize on and develop the cooperation with the independent savings banks and partly owned banks.

The international part of the operations is conducted by the majority owned subsidiaries Hansapank in the Baltic states (57.7 percent) and FIH in Denmark (67.2 percent at year-end) as well as in the form of alliances with the partly owned Sparebank 1 Gruppen in Norway (25 percent) and Aktia Sparbank in Finland (24.4 percent). At year-end 2001 wholly owned Swedbank (Luxembourg) was also transferred to the business area.

The wholly and majority owned banks are included in the Group and give FöreningsSparbanken direct access to each bank's local market and the results and growth created there, at the same time that the banks themselves retain their local image and connection.

Through its subsidiaries and allied banks, FöreningsSparbanken has access to approximately 6.7 million customers and a distribution network of 1,150 branches outside Sweden. In Sweden, the independent savings banks and partly owned banks have approximately 1.8 million customers and slightly over 330 branches.

FöreningsSparbanken's operations in the Nordic and Baltic regions represent a large part of the Group's growth potential and will continue to develop in the form of strategic alliances and acquisitions.

Nordic/Baltic alliances December 31, 2001

COUNTRY	SWEDEN	NORWAY	FINLAND	BALTIC	DENMARK	TOTAL
Bank	FöreningsSparbanken + independent savings banks + partly owned banks	SpareBank 1 Gruppen	Aktia + independent + cooperative banks	Hansabank	FIH	
Holding	–	25 %	25 %	58 %	67 %	
Investment		SEK 1,190 M	SEK 190 M	SEK 2,720 M	SEK 5,125 M	SEK 9,225 M
Branches	553 + 264 + 69	370	66 + 192 + 124	393	5	2,036
ATM's	857 + 230 + 65	471	343	780	–	2,746
Private customers	4.1 + 1.3 + 0.4 M	2.3 M	0.9 M	3.2 M	–	12.2 M
Business customers	231,000 + 91,000 + 25,000	120,000	98,000	129,000	5,000	699,000



Norway
SpareBank 1
Gruppen
Finland
Aktia Sparbank
Sweden
Estonia
Hansa
Latvia
Denmark
FIH
FIH
Lithuania
Poland

FIH

FIH specializes in financing for businesses and is a strong brand in the Danish corporate market. In 2001 FIH reported its highest profit ever. Lending rose significantly, especially at the beginning of the year. FIH participated in a number of large financing projects, including in connection with mergers and acquisitions.

As a corporate finance specialist, FIH has been affected by the recession that has slowed the economy for some time and became more evident after the tragic events of September 11. Due to the market and product structure of Danish industry, however, the slowdown has been less pronounced than in many other countries. This is one of the reasons why new loans rose and loan losses and provisions only marginally increased. Another reason is the continued focus on customer groups that have always been FIH's market.

FIH has traditionally targeted medium-size Danish companies. This requires a strong regional presence and an understanding of each customer's situation. To best serve its core customers, FIH has lending departments in Copenhagen, Fredericia, Herning, Aalborg and Århus. After turning its focus to large companies in recent years, FIH's loans to this sector have actually surpassed loans to core customers in terms of volume. Large customers are served by the Corporate Customer department in Copenhagen.

FIH OVER FIVE YEARS

SEK M	2001	2000	1999	1998	1997
Income	1,378	1,032	1,131	943	813
Expenses	– 243	– 219	– 378	– 328	– 381
Operating profit before loan losses	1,135	813	753	615	432
Loan losses	– 102	– 79	– 83	– 91	– 32
Share of profit of associated companies	– 12	58	7	22	46
Operating profit	1,021	792	677	546	446
SEK bn					
Total assets	89	78	64	59	48
Loans to the public	73	61	48	42	32
Shareholders' equity	6,540	5,625	5,059	5,276	4,610
Return on equity, %	11.7	10.9	9.2	7.2	7.1
Number of employees	150	140	147	139	130
Number of branches	5	4	6	6	6

Large financing projects often require forms of capital other than just loans. To meet this demand,

FIH offers products besides traditional loans. Advisory services and analyses are more important in such situations than in conventional lending. FIH also invests to a limited extent in growth companies.

Owners

FIH is 99.8-percent owned by FI-Holding. FöreningsSparbanken in turn owned 67.2 percent of FI-Holding at year-end 2001. The remaining shares are owned by five previous FIH shareholders: the pension funds ATP and LD, the Danish Employers Confederation, the Confederation of Danish Industries, and Parnib Deelnemingen of the Netherlands. After the conclusion of the year FöreningsSparbanken acquired an additional 2.5 percent of the shares in FI-Holding.

Hansabank

The primary objective of FöreningsSparbanken's presence in the Baltic states is to take part in the growing market for banking services in these countries, which are currently undergoing major development.

AS Hansapank is 57.7-percent owned by FöreningsSparbanken. Most of the remaining shares are divided into small holdings, and the share is listed on the stock exchange in Tallinn. The Hansabank Group is the leading universal bank in the Baltic market. In January 2002 Moody's Investors Service upgraded its rating on Hansabank's unsecured senior debt to A2, making Hansabank one of only 38 credit institutions in the world with a higher credit rating than its home country.

Operations are divided into five business areas: Hansapank Estonia (banking operations in Estonia), Hansabanka (banking operations in Latvia), Hansa LTB (banking operations in Lithuania), Hansa Capital (factoring and leasing) and Hansapank Markets (corporate banking, investment banking and trading).

Hansapank has developed into a pan-Baltic organization with a strong platform in the form of a common management, business concept and brand. The group also shares common policies, computer systems and products. In 2001 pan-Baltic organizations for internal auditing and risk management were established as well.

Nevertheless, the banking operations in the various countries are local. Each country therefore has a local management with responsibility for local operations.

The market in the Baltic states was generally positive in 2001 and Hansabank reported good results for the year. The impact of the global recession became noticeable during the second half of the year, however.

In Estonia, the bank consolidated its very strong market position in 2001. It has begun to adapt its offerings to meet the needs of various customers segments in a more sophisticated manner.

In Latvia, Hansapank continued to focus on organic growth. New products have been introduced and market shares have risen, especially in lending.

HANSABANK OVER FIVE YEARS

SEK M	2001	2000	1999	1998	1997
Income	2,677	1,920	1,616	924	658
Expenses	– 1,600	– 1,030	– 916	– 645	– 314
Operating profit before loan losses	1,077	890	700	279	344
Loan losses	– 44	– 197	– 226	– 307	– 35
Share of profit of associated companies	6	4	0	0	0
Operating profit/loss	1,039	697	474	– 28	310
SEK bn					
Total assets	43	26	19	16	8
Loans to the public	24	15	11	10	4
Deposits and borrowings from the public	31	17	11	9	4
Shareholders' equity	4,533	3,260	2,712	2,474	633
Return on equity, %	25.3	24.0	17.0	– 2.8	44.6
Number of employees	6,815	3,431	3,252	2,527	1,051
Number of branches	393	165	164	159	31

Hansabank has gained a leading position in the Lithuanian market through the acquisition of the previously state-owned savings bank Lietuvos Taupomasis Bankas (LTB). The acquisition took place in June and Hansabank's previous operations in Lithuania, Hansabankas, were merged with LTB in November. LTB at the same time changed its name to Hansa LTB. Integration work – involving the implementation of Hansabank's computer system, staffing, employee training, restructuring of the distribution network, introduction of Hansabank's products and integration of risk control systems – has proceeded according to plan and is expected to be completed within the scheduled 24 months. The acquisition's effect on profit is also currently in line with expectations.

The acquisition of LTB was the single most important highlight for Hansabank in 2001.

Management resources from the entire group have been successfully engaged in the merger work. Even though the integration has progressed better than anticipated, LTB's development will remain the focus in 2002.

During the year Hansabank Markets performed a detailed analysis of its operations, which has resulted in a further focus on profitability and business development.

Hansa Capital has continued to develop positively. Here as well, the bank has analyzed its operations, as a result of which Hansa Capital has become more of a product company for finance company products. The legal structure has been changed so that ownership of Hansa Capital's subsidiary in Latvia has been transferred to Hansabanka in Latvia.

As a whole, Hansabank's business operations noted good growth in 2001, at the same time that the group reported a better return on equity and cost to income ratio than the averages for the FöreningsSparbanken Group.

Hansabank also attained most of the financial objectives it had established.

The objectives call for a return on equity in excess of 25 percent, a cost to income ratio of below 50 percent, a net cost for loan losses of below 0.8 percent and a doubling of profit every four years. The cost to income ratio objective was not met in 2001 due to the acquisition of LTB. It will presumably take another year before this measure is achieved.

MARKET SHARES, HANSABANK Percent	2001	2000
Estonia		
Deposits	58	59
Life insurance	50	50
Equity trading	55	44
Custody	75	70
Lending	55	54
Latvia		
Deposits	18	15
Lithuania		
Deposits	32	2

Ownership of Hansabank is well in line with FöreningsSparbanken's fundamental values and business concept. Hansabank has a very strong local presence in all three of its markets. The branch network is extensive, at the same time that Hansabank offers one of the best Internet banks in Europe. The bank contributes to the development of its local communities, partly because a stable financial institution is essential to any economic development and partly because of its actual contributions to social services, such as schools, day care centers and so on.

SpareBank 1 Gruppen

SpareBank 1 Gruppen was established in 1996 by SpareBank 1 Nord-Norge, SpareBank 1 Midt-Norge, SpareBank 1 SR-Bank and SpareBank 1 Vest. Later the same year Samarbeidende Sparebanker joined as a co-owner.

The cooperation agreement with FöreningsSparbanken was signed in 1998 to competitively strengthen the banking operations. In 2000 SpareBank 1 Gruppen acquired the shares in VÅR-Gruppen, a Norwegian, union-owned banking and insurance group, which included Bank1 Oslo.

SpareBank 1 Gruppen owns 100 percent of the shares in SpareBank 1 Livforsikring, SpareBank 1 Fondforsikring, SpareBank 1 Skadeforsikring, Odin Forvaltning, Bank 1 Oslo, SpareBank 1 Finans, SpareBank 1 Aktiv Forvaltning and Sparebankutvikling. SpareBank 1 Gruppen also owns 51 percent of First Securities and 65 percent of EnterCard. During the year SpareBank 1 Gruppen acquired Bilforvaltningsselskapet IDA, which provides fleet purchasing, management and administration services for small and large companies.

In September 2001 FöreningsSparbanken took part in a new share issue that raised its shareholding in Sparebank 1 Gruppen A/S by SEK 94 M. Its ownership interest remains unchanged at 25 percent.

SPAREBANK 1 GRUPPEN OVER FIVE YEARS SEK M	2001	2000 *	1999 *	1998	1997
Income	6,877	2,494	1,302	55	38
Expenses	– 7,113	– 2,494	– 1,269	– 29	– 66
Operating profit/loss	– 236	0	33	26	– 28
Total assets	42,139	36,302	5,807	932	918
Shareholders' equity	2,905	2,838	1,410	753	702
Return on equity, %	neg.	0.0	0.0	2.7	neg.
Number of employees	1,200	1,254	250	170	120
Number of branches	8	11	1	1	1

* after restatement

Sparebank 1 Gruppen's loss in 2001 is attributable in large part to weakness in the stock market, which forced it to take write-downs in its insurance operations. In addition, its results were charged with goodwill amortization that arose in connection with the acquisition of VÅR-Gruppen.

On December 17, 2001 FöreningsSparbanken terminated its cooperation agreement with the Sparebank 1 banks because it felt that the form of cooperation has to be modernized to facilitate further development. The agreement is subject to one year's notice.

Owners

SpareBank 1 Gruppen is owned by SpareBank 1 Nord-Norge, SpareBank 1 Midt-Norge, SpareBank 1 SR-Bank, SpareBank 1 Vest and Samarbeidende Sparebanker, each with 13 percent, while the Federation of Trade Unions owns 10 percent and FöreningsSparbanken 25 percent.

Aktia Sparbank

Today's Aktia was created when Helsingfors Sparbank merged with several coastal savings banks in the early 1990's. Its origins date back much further, however, to 1825, when the oldest of Finland's existing deposit banks began operations. Aktia is a bilingual bank (Finnish and Swedish) whose operations are focused on the needs of private individuals, local businesses, municipalities and non-profit organizations. Together with its partners, the savings and cooperative banks, Aktia has an extensive network of around 370 branches. Aktia serves as the central financial institution for Finland's savings and cooperative banks, conducts depository bank operations, is an authorized securities broker and has an extensive correspondent banking network. The Aktia Sparbank Group includes Aktia Fondbolag, Aktia Asset Management and Aktia Hypoteksbanken.

During the year Aktia established a wholly owned mortgage bank. Though it has no offices of its own, the mortgage bank markets its products through Aktia's branches.

A survey by Corporate Image showed that Aktia's private and business customers are Finland's most satisfied. Another survey taken during the year ranked Aktia's overall Internet service as the second best in terms of user friendliness among the 250 largest companies in Finland.

Aktia expanded its Internet service and opened an Internet branch, Aktia@net. Customers of the Internet branch receive personal assistance by telephone and protected e-mail, as well as through a personalized web service. In accordance with its growth strategy, Aktia also opened a branch and a service office on the island of Åbo, along with a branch in Tammerfors.

AKTIA SPARBANK OVER FIVE YEARS

SEK M	2001	2000	1999	1998	1997
Income	1,066	1,066	826	833	717
Expenses	- 766	- 712	- 624	- 702	- 571
Operating profit before loan losses	300	354	202	131	146
Loan losses	0	1	- 10	- 9	-47
Operating profit	300	357	193	123	100
SEK bn					
Total assets	31	26	23	23	16
Loans to the public	20	17	14	13	10
Deposits and borrowings from the public	18	16	15	14	11
Shareholders' equity	1,611	1,363	1,083	1,039	984
Return on equity, %	13.5	24.0	16.5	12.2	11.8
Number of employees	848	818	769	727	678
Number of branches	66	68	68	69	64

Owners

Apart from FöreningsSparbanken, with 24.4 percent, Aktia's major shareholders include savings bank foundations and thrift promoting foundations (which together own 50 percent) Finnish institutional investors (17 percent) and Finland's savings banks (7.2 percent).


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Independent savings banks and partly owned banks

The cooperation with the independent savings banks and partly owned banks is an important part of FöreningsSparbanken's operations. The savings banks account for approximately one fourth of FöreningsSparbanken's total product sales.

When Sparbanken Sverige was formed in 1992, there were around 90 independent savings banks in the country. Through a close cooperation with Sparbanken Sverige, these savings banks gained significant advantages. They were able to access to the Sparbanken Sverige Group's entire range of products and services, while for Sparbanken Sverige the cooperation meant nationwide coverage and the opportunity to spread its fixed costs across a larger business volume. When FöreningsSparbanken was formed in 1997 through the merger of Föreningsbanken and Sparbanken Sverige, practically all the savings banks chose to continue the cooperation.

An important element in this regard was an offer to the savings banks to acquire the Föreningsbanken branches in their respective operating areas. Branch sales have been arranged over time and are essentially complete. Five branches were sold to independent savings banks during the year.

Coordinated market presence

The cooperation between FöreningsSparbanken on the one hand and the 79 independent savings banks and seven partly owned banks on the other is stipulated in a comprehensive agreement. Among the basic principles of the cooperation is that the parties will work together as a unified nationwide unit in competition with other market players. Operations will be based on a strong local presence. Thanks to their collective customer base and essentially a uniform customer offering in terms of basic products and services, the parties are able to achieve economies of scale. An important aspect of the cooperation is a coordinated market presence under a unified, locally adapted brand. The independent savings banks and partly owned banks market to their customers, on a commission basis, the products from FöreningsSparbanken's subsidiaries, including Spintab, Robur and FöreningsSparbanken Finans. In addition to marketing and product issues, close collaboration is maintained in a number of administrative areas. For example, FöreningsSparbanken is the clearing bank for the independent savings banks and partly owned banks and provides them with a complete range of IT services. The cooperation is driven a long-term basis.

A new cooperation agreement signed in June 2000 runs through June 2005, after which it can be extended for two-year periods.

INDEPENDENT SAVINGS BANKS AND PARTLY OWNED BANKS, DECEMBER 31, 2001,

SEKbn	2001	2000
Deposits	79.5	70.8
Lending	80.2	74.9
Lending via Spintab	74.7	69.8
Savings via Robur	70.2	78.2
Business volume	304.6	293.7
Aggregate assets	102.7	93.3

Including FöreningsSparbanken Öland AB and Eskilstuna Rekarne Sparbank AB, which are part of the FöreningsSparbanken Group (ownership interests of 60 and 50 percent, respectively).

Partly owned Swedish banks

In 2001 Vimmerby Sparbank was converted to a banking company, after which it acquired FöreningsSparbanken's branch operations in Vimmerby. In connection with the branch sales, FöreningsSparbanken became a co-owner of Vimmerby Sparbank AB by acquiring newly issued shares that gave it a 40-percent holding.

At year-end 2001 FöreningsSparbanken was the co-owner of seven former savings banks that have converted to banking companies. In addition to the abovementioned Vimmerby Sparbank, they include FöreningsSparbanken Sjuhärad AB (47.5 percent), Eskilstuna Rekarne Sparbank AB (50 percent), FöreningsSparbanken Öland AB (60 percent), FöreningsSparbanken Söderhamn AB (40 percent), Färs & Frosta Sparbank AB (30 percent) and Bergslagens Sparbank AB (48 percent).

Besides being important partners, the independent savings banks and partly owned banks together are one of the largest shareholders in FöreningsSparbanken. Their combined holding amounts to 6.3 percent of the Bank's capital and voting rights.

Market shares for household deposits
September 31, 2001


Other
12.1 %
Finn and Gripen
savings banks 1.4 %
Förenings-
Sparbanken
25.0 %
Independent
and partly owned
banks
12.9 %
SEB
13.3 %
Nordbanken
19.6 %
SHB
15.7 %

Five-year summary partly owned banks

FÖRENINGSSPARBANKEN ÖLAND SEK M	2001	2000	1999	1998	1997
Income	86	89	79	40	40
Expenses	– 65	– 61	– 60	– 28	– 26
Operating profit before loan losses	21	28	19	12	14
Loan losses	– 10	– 4	– 3	– 5	– 7
Operating profit	11	24	16	7	7
Total assets	1,584	1,581	1,539	1,596	792
Loans to the public	1,385	1,409	1,326	1,287	659
Deposits and borrowings from the public	1,104	954	1,054	1,040	510
Shareholders' equity	199	200	194	194	55
Return on equity, %	3.6	7.5	5.8	3.9	9.1
Number of employees	61	61	62	35	34
Number of branches	6	6	6	10	6

FöreningsSparbanken's ownership interest as of Dec. 31, 2001 is 60 percent

ESKILSTUNA REKARNE SPARBANK SEK M	2001	2000	1999	1998	1997
Income	160	162	144	133	120
Expenses	– 112	– 106	– 101	– 96	– 104
Operating profit before loan losses	48	56	43	37	16
Loan losses	– 3	– 11	0	– 2	– 6
Operating profit	45	45	43	35	10
Total assets	2,533	2,330	2,472	2,606	2,072
Loans to the public	1,902	1,830	1,480	1,314	1,117
Deposits and borrowings from the public	2,098	1,928	2,042	2,152	1,669
Shareholders' equity	272	269	239	239	229
Return on equity, %	10.4	10.8	11.3	9.8	4.0
Number of employees	109	101	104	101	101
Number of branches	5	5	6	6	6

FöreningsSparbanken's ownership interest as of Dec. 31, 2001 is 50 percent

BERGSLAGENS SPARBANK SEK M	2001	2000	1999	1998	1997
Income	108	104	54	50	53
Expenses	– 77	– 73	– 37	– 32	– 34
Operating profit before loan losses	31	31	17	18	19
Loan losses	– 22	– 23	– 12	– 14	– 13
Operating profit	9	8	5	4	6
Total assets	1,735	1,639	890	851	822
Loans to the public	1,020	1,061	729	681	656
Deposits and borrowings from the public	1,472	1,340	765	734	707
Shareholders' equity	190	192	70	66	62
Return on equity, %	3.6	4.0	5.1	4.3	5.7
Number of employees	74	72	51	52	52
Number of branches	7	8	4	4	4

FöreningsSparbanken's ownership interest as of Dec. 31, 2001 is 48 percent

FÖRENINGSSPARBANKEN SJUHÄRAD SEK M	2001	2000	1999	1998	1997
Income	368	364	307	280	223
Expenses	– 220	– 221	– 204	– 197	– 147
Operating profit before loan losses	148	143	103	83	76
Loan losses	– 11	– 13	– 26	– 18	– 33
Operating profit	137	130	77	65	43
Total assets	6,283	5,563	5,371	5,740	4,582
Loans to the public	5,513	4,951	4,439	4,049	3,354
Deposits and borrowings from the public	4,621	4,170	4,404	4,602	3,221
Shareholders' equity	659	594	514	460	331
Return on equity, %	18.8	19.1	16.0	15.3	13.8
Number of employees	230	234	241	236	202
Number of branches	17	17	16	17	13

FöreningsSparbanken's ownership interest as of Dec. 31, 2001 is 47,5 percent

FÖRENINGSSPARBANKEN SÖDERHAMN SEK M	2001	2000	1999	1998	1997
Income	49	51	48	45	39
Expenses	– 37	– 37	– 35	– 32	– 23
Operating profit before loan losses	12	14	13	13	16
Loan losses	– 3	– 5	– 1	– 5	– 3
Operating profit	9	9	12	8	13
Total assets	770	723	808	904	650
Loans to the public	545	496	474	444	355
Deposits and borrowings from the public	664	621	682	805	556
Shareholders' equity	79	75	76	70	65
Return on equity, %	7.9	7.5	9.9	7.1	12.5
Number of employees	33	33	35	33	24
Number of branches	2	3	3	3	2

FöreningsSparbanken's ownership interest as of Dec. 31, 2001 is 40 percent

FÄRS & FROSTA SPARBANK SEK M	2001	2000	1999	1998	1997
Income	409	386	297	260	182
Expenses	– 303	– 306	– 268	– 176	– 98
Operating profit before loan losses	106	80	29	84	84
Loan losses	– 6	– 7	– 8	– 11	– 10
Operating profit	100	73	21	73	74
Total assets	6,286	5,566	5,598	4,300	2,757
Loans to the public	4,958	4,463	3,561	2,523	1,724
Deposits and borrowings from the public	5,205	4,573	4,669	3,598	2,226
Shareholders' equity	685	644	608	378	359
Return on equity, %	9.1	7.1	3.2	11.8	13.5
Number of employees	247	268	233	185	136
Number of branches	24	28	29	20	13

FöreningsSparbanken's ownership interest as of Dec. 31, 2001 is 30 percent

FÖRENINGSSPARBANKEN VIMMERBY SEK M	2001	2000	1999	1998	1997
Income	46	26	23	24	25
Expenses	– 39	– 18	– 15	– 13	– 12
Operating profit before loan losses	7	8	8	11	13
Loan losses	– 1	0	0	– 3	– 2
Operating profit	6	8	8	8	11
Total assets	904	390	429	464	435
Loans to the public	524	260	232	192	177
Deposits and borrowings from the public	769	312	357	398	373
Shareholders' equity	100	55	51	46	41
Return on equity, %	5.3	8.9	11.0	11.9	19.8
Number of employees	23	15	15	15	15
Number of branches	2	1	1	2	2

FöreningsSparbanken's ownership interest as of Dec. 31, 2001 is 40 percent

Employees

The main reason for the Bank's success is its employees' knowledge of their customers and ability to transform this into offerings that create value for the customer.

Our business is totally dependent on the competence of our employees. Access of competence is therefore an issue of major strategic importance to FöreningsSparbanken.

The human resource philosophy clarifies what the Bank can offer its employees and what is demanded of them.

This philosophy is broken down into strategies for the various aspects of the competence support process: attract, recruit, develop and retain.

Within the framework of this process, the following areas were focused on during the year:

- Human capital development.
- Implementation of new codetermination agreement.
- Professional roles and competence profiles for retail operations.
- Leadership development.
- Salary reviews.
- Competence and training issues.

Human capital

Continuous human capital measurements support FöreningsSparbanken's further development by underscoring factors that are important to its success.

All aspects of human capital continued to develop positively in 2001, and the weighted human capital index, which measures commitment, job satisfaction, competence, authority, responsibility and support, has changed as follows:

HUMAN CAPITAL	2001	2000	Group objective
Local banks	36	26	40
Business areas and Group staffs	31	30	40

New codetermination agreement

The new codetermination agreement (Insight, Involvement, Responsibility) signed by FöreningsSparbanken and the Union of Financial Sector Employees' local in November 2000 was implemented throughout the Swedish part of the Group during the year. The agreement is based on the so-called process principle, in which union representatives take part in management decisions. The basic idea is to get all employees deeply involved in the Group's development.

Attractive employer

To ensure access to the competence it needs, FöreningsSparbanken's aim is to consistently remain one of Sweden's 20 most popular employers.

This objective was reached (18th place) according to surveys among students, but still has not reached the objective with regard to experienced workers.

Salary review

During the spring of 2001 all employees received individual salary reviews from their immediate superior.

The reviews replace traditional negotiations between the company and its unions on salary distribution at the local level.

The goal is to strengthen human capital and leadership through a dialogue on salary increases and how well each employee has succeeded, as well as what they require to ensure a higher salary in the future.

FöreningsSparbanken and its unions have agreed to continue using the salary review model for future negotiations.

Group employees by age and gender
December 31, 2001



Age
Men
Women
60-
0.2%
0.5%
55-59
3.9%
7.2%
50-54
5.0%
9.0%
45-49
4.2%
6.9%
40-44
3.7%
8.5%
35-39
4.5%
9.7%
30-34
4.6%
10.6%
25-29
5.0%
8.4%
-24
2.6%
5.5%
1,000
500
500
1,000
Number of employees

Leadership development

The purpose of leadership development is to ensure competent long-term leadership at all levels of the Group.

In order to take stock of current leadership resources, facilitate managerial recruitment and stimulate individual development, an inventory and assessment of leadership potential in the entire Group was completed in 2001. Based on the results, a so-called potential bank was created, currently comprising around 400 individuals, half women and half men. About 200 of

Number of full-time positions 1997-2001


20,000
15,000
10,000
5,000
0
1997
1998
1999
2000
2001
FöreningsSparbanken
Hansapank
FIH

these people at present are not in managerial or leadership positions. In 2002 an active follow-up is planned to ensure that these future leadership candidates have concrete development plans.

Competence and learning

As the Group develops into a leading knowledge company, it continues to invest in competence development and more efficient learning. FöreningsSparbanken defines the term competence as knowledge, will and ability. Competence is the sum of all three parts and is always measured in terms of the needs of the business.

Based on individual reviews, development plans are formulated for all employees. The development needs identified in these reviews are met through training and informal learning during and outside day-to-day work. Every employee should be able to influence his or her competence development.

Professional roles and competence

To maintain a high level of quality in its interaction with customers, FöreningsSparbanken during the year worked on identifying key professional roles and competence profiles based on its customers' various needs. This creates more opportunity to proactively improve customer satisfaction and relationships and generate more business and higher profitability. Employees' responsibilities have been better clarified, to facilitate competence development and keep pace with customers' increased demands for professional expertise.

Education level of Group employees
December 31, 2001


Other
31 % (26)
Academic education
28 % (26)
Other university
level education
4 % (4)
Three-year upper
secondary school
37 % (44)

Training efforts in 2001

In the Swedish part of the Group, the total training investment amounts to nearly SEK 300 million, corresponding to nearly SEK 30,000 per employee.

The time spent on competence development represents 2.2 percent of available annual working hours.

Sustainability and the environment

Sustainability can be defined as meeting current needs without jeopardizing the needs of future generations. The concept of sustainability is based on a close interplay between financial, social and environmental factors

Sustainability is also a question of brands and competitiveness. Customers today increasingly reject companies that act unethically. Workers, in turn, seek out employers they can identify with.

FöreningsSparbanken is working to promote sustainable, long-term development. Its best opportunity to impact environmental and social aspects is through its lending and equity investments.

The Bank's social responsibility

Social responsibility is one of the Bank's basic values and an important part of its business. Through its operations, the Bank actively participates in community development at the local, regional, national and international level.

This means that all customers should be able to choose various combinations of products and services based on their personal needs and desires. The Bank's operations rest on a humanistic foundation, with respect for the values and integrity of every individual. FöreningsSparbanken makes a conscientious effort to reach all customer groups in society, even those that traditionally have had a more difficult time establishing banking relationships. One example of this is the opening of branches in predominantly immigrant communities. The Bank also works with immigrant organizations to promote integration.

Knowledge transfers and partnerships are important elements in the Bank's social responsibility. Adult education on economic issues has always been an important part of the Bank's work. One example is the extensive range of study circles that FöreningsSparbanken participates in together with unions and other organizations.

The Bank also provides considerable support for various research and development projects and sponsors sporting, cultural and humanitarian activities.

Through its actions, the Bank should set a good example in its relationships with customers and other stakeholders with regard to business ethics, diversity and openness.

Environment

Environmental issues are integrated in FöreningsSparbanken's business operations. This is evident in, among other ways, the responsibility it takes for its indirect environmental impact through the lending to businesses.

The Bank also markets products with an environmental profile and/or ethical criteria, such as mutual funds, cards and special loan products.

An effort to continuously improve the Bank's direct and indirect environmental impact is under way. One indication is the work to introduce an environmental management system certified according to the international ISO 14001 standard. In addition, the Bank has set a goal of reducing the consumption of energy and other limited resources in a way that positively impacts the environment.

The Bank's environmental policy states that environmental work should play a part in creating a sustainable society and contribute to long-term profitability and a strong brand.

Which of the following companies are the best at taking social responsibility?



Banco
Folksam
FöreningsSparbanken
Handelsbanken
Ikano-banken
KPA
Länsförsäkringar Bank
Nordbanken
SEB
Skandiabanken
0
5
10
15
20
Percent

Source: Sifo Financial Barometer 2001

Shareholders and sustainability

The Bank's share qualifies in situations where environmental and ethical issues are a key factor. One example is FöreningsSparbanken's inclusion for the second consecutive year in the Dow Jones Sustainability Group Index, DJSGI, an international index that ranks select companies that meet stringent demands for active involvement in sustainability issues.

For more information

FöreningsSparbanken strives to be a sustainable company that takes responsibility for its operations and their consequences. Its work with sustainability issues is detailed in a separate Sustainability Report for 2001 and on the Bank's home page on the Internet.



IT at FöreningsSparbanken

In recent years IT has grown in importance for the Bank and its customers.

IT plays a key role at FöreningsSparbanken. In terms of service development, many of the new services that the Bank launches are based wholly or partly on IT. Systems used in production by the Bank are considered an important element in ensuring a secure, efficient interaction between customers and employees. In addition, they should enhance accessibility.

IT operations are managed from a business perspective in which the Group and its various business areas prioritize projects and set overall demands. In this way, customer service and profitability ultimately steer the Bank's IT operations. FöreningsSparbanken IT serves as an internal supplier of systems development and IT production services.

The systems that the Bank uses must be available constantly and work in real time. This means that information must be updated on a continuous basis. One of the Bank's goals is to use the same routines and provide the same level of information regardless of whether customers visit a branch, log onto FöreningsSparbanken by Internet or contact FöreningsSparbanken by Telephone.

The Bank maintained a high level of development activity in 2001 in order to launch new services via its various channels. This applies to both private individuals and the business market. Thus, the broad base of development work continued in 2001, including at FöreningsSparbanken by Internet.

Systems development

As far as possible, the Bank buys external systems or in some cases components to launch new services faster and less expensively. Development is conducted by the Bank's own personnel and supported, when necessary, by outside consultants.

In total, 330 of the Bank's employees work with the development of new systems. The number of outside consultants was reduced during the year from around 200 to less than 50.

Development work is done largely in mainframe environments and with Unix open systems.

During the year competence was raised primarily with regard to a new technical platform and Java development tools, with training provided through a "Java school" arranged by the Bank.

Efficiency and the ability to maintain project delivery times have been measured in the last couple of years through benchmarking against other companies. After beginning weakly, the Bank's key ratios are now in line with those of comparable companies. The goal for 2002 is to exceed industry averages for its most important measurements, including efficiency and speed to market.

IT production

The Bank's IT production, like its systems development, is centralized in the Stora Essingen section of Stockholm, where nearly 450 employees work with operations and operations-related management of the Bank's systems. Certain functions, such as support for local networks, are outsourced to subcontractors for the sake of cost efficiency.

In IT production, the Bank for a number of years has used benchmarking in the form of comparative studies with other large companies. Through a consistent effort, it has achieved a leading position in terms of cost-effective operations. The Bank again maintained this position in 2001 through 20-percent improvements in the mainframe area. Cost-effective operations will remain one of the most important measurements for FöreningsSparbanken IT in the years ahead.

Major effort was devoted in 2001 to further increasing the accessibility of the Bank's systems, so that it can be reached via different channels nearly round the clock every day of the year. A number of investments were made in 2001 in redundant equipment, improved routines and testing systems before they enter production. The measurements that have been made show improvements in all environments, including core systems and the Internet bank, compared with the previous year. Of particular importance are year-end transitions, for which a special project has been implemented to eliminate problems. Despite the large amounts of information in terms of card payments and transfers as well as fewer business days than in the previous year, the transition from 2001 to 2002 caused no disruptions.

Utilizing experience from merger work

The preparations for the planned merger with SEB provided the opportunity for thorough analysis of the Bank's IT operations. The experience that was gained has resulted in an improvement program with the goal of further raising the long-term efficiency of the Group's IT processes. The program is being implemented with the realization that IT is an integral part of all business development and business operations. The changes, which are part of a special program in 2002, will be implemented in a way that maintains cost and competence efficiency created through shared IT resources.

NEW IT-BASED SERVICES

Lending area

The most important new IT service in the Lending area in 2001 was the expansion of the business logic in FöreningsSparbanken by Internet, so that customers can now apply for and convert their loans online practically 24 hours a day. In 2001 the Bank further consolidated recent efficiency gains from investments in its branch interface.

Brokerage service via FöreningsSparbanken by Internet

During the year we broadened our range of Internet banking services to include stock trading. This trading service immediately provides information on order status and settlements. Order settlements result in real-time updates in the customer's cash account and portfolio holdings as well as an estimation of future purchasing power.

New platform

During the year the Bank completed and launched a new component-based platform for its retail operations. The platform consists of an architecture for developing business components that facilitates the reuse of software code in new packaging and of new ways of working. The platform supports both a multichannel and multispecialist strategy. The Bank's multichannel strategy refers the uniform interface between the customer and the Bank regardless of the channel (branch, telephone, Internet as so on) the customer uses, so that as much as possible of systems development is done at the same time for all channels.

FöreningsSparbanken by Internet – Young

The initial launch utilizing the new platform involves a campaign for young people, FöreningsSparbanken by Internet – Young. A number of new components that were part of the development process can essentially be reused in the mobile banking terminal, thereby significantly reducing development times and cutting costs.

Modernization of information structure

In conjunction with the introduction of the new platform, the information structure was modernized by storing all information together and using the same tools for development and changes. This change makes it easier to introduce a common set of rules to achieve congruence in all digital interfaces and opportunities for extensive personalization.

Outside services

By utilizing outside suppliers for services that are outside our core operations, we have managed to reduce the time to market, cut costs and facilitated high-quality services. Such so-called ASP (Application Service Provider) services include the Lessmore purchasing service. Other services will be launched in 2002.

Data warehousing

In recent years the Bank has created a data warehouse in which information on its IT systems is stored and where analyses and follow ups of changes in customer operations, risks and results can be done quickly and efficiently. The data warehouse has been built up since 1997 and is now used widely. During the year 7,000 users in the Bank submitted slightly over a million queries to the data warehouse.

NEW CHANNELS

Mobile banking terminal

During the year a new, mobile, handheld computer-based service – the mobile banking terminal – was introduced, giving customers the opportunity to handle banking transactions without having to be constantly connected to the Bank. The service contains functions for balance queries, transfers and payments.

Board of Directors' report

FöreningsSparbanken consists of FöreningsSparbanken AB (publ) and its subsidiaries and associated companies. The Group's structure, with the Parent company and the most important wholly and partly owned companies, is shown in the illustration below.

Notes 21 and 22 to the balance sheet contain a specification of the holdings of shares in associated companies and subsidiaries. A summary of the Group's finacial development with key ratios, profit and loss accounts and balance sheets for the past five years is shown on pages 12 and 13.

CHANGES IN ACCOUNTING PRINCIPLES

As of the 2001 financial year, insurance companies whose assets do not exceed 20 percent of the Group's assets are consolidated in a simplified manner. This means that the insurance operations' result is reported on a separate line in the profit and loss account and that their assets and liabilities are reported separately in the consolidated balance sheet. In accordance with recommendation RR5 of the Swedish Financial Accounting Standards Council on the reporting of changes in accounting principles, comparative figures have been restated.

Beginning with the interim report for the first quarter of 2001 an operational profit and loss account was introduced as well. The operational profit and loss account comprises the same legal entities and follows the same accounting principles as the legal profit and loss account, except that the respective items for insurance operations are integrated in the income and expenses of the other operations. A comparison bridge between the operational and legal profit and loss accounts is shown on page 68. Descriptions in the running text of this Board of Directors' report are based on the operational profit and loss account unless indicated otherwise. The business area report is also based on the operational figures.

CHANGES IN THE GROUP STRUCTURE

AS Hansapank

Since June 1, 2001 Lietuvos Taupomasis Bankas (LTB) is included in the Hansabank Group. This only marginally affected Hansabank's reported results. LTB is Lithuania's dominant retail bank, with 1.9 million customers. LTB's total assets amounted to approximately SEK 9 billion at the time of acquisition.

FI-Holding A/S

FöreningsSparbanken is the majority owner of FI-Holding, with a 59.7-percent shareholding at the start of 2001. The other shareholders in FI-Holding have the opportunity as of 2001 to sell up to 25 percent of their holdings to FöreningsSparbanken. As of 2002 these shareholders have the opportunity to sell up to 50 percent, as of 2003 up to 75 percent, and as of 2004 their



FÖRENINGSSPARBANKEN AB
AB Spintab
Robur AB
Förenings-Sparbanken Finans AB
Förenings-Sparbanken Administration AB
Swedbank Luxemburg S.A.
Sparia Försäkrings AB
Kund-inkasso AB K.I.A.B.
Förenings-Sparbanken Juristbyrå AB
Förenings-Sparbanken Jordbrukskredit AB
Robur Försäkring AB
Förenings-Sparbanken Fastighetsbyrå AB
Förenings-Sparbanken Kapitalförvaltning AB
FöreningsSparbanken Öland AB (60%)
FI-Holding A/S (67.2%)
AS Hansapank (57.65%)
Eskilstuna Rekarne Sparbank AB (50%)
Bergslagens Sparbank AB (48%)
Förenings-Sparbanken Sjuhärad AB (47.5%)
Förenings-Sparbanken Söderhamn AB (40%)
Vimmerby Sparbank AB (40%)
Färs & Frosta Sparbank AB (30%)
SpareBank 1 Gruppen AS (25%)
Aktia Sparbank Abp (24.39%)
Marakanda Marknadsplats AB (50%)
Babs Paylink AB (49%)
Allround AB (30%)
Värdepapperscentralen VPC AB (24.65%)

entire original holdings. The price will correspond to the shareholders' acquisition cost of the shares appreciated by 4.5 percent annually. If the other shareholders wait to exercise their options until the end of 2005, at which point the option agreements expire, FöreningsSparbanken's acquisition price, including interest, for all the shares in FI-Holding outstanding as of year-end 2001 will amount to approximately SEK 3.5 billion.

FöreningsSparbanken, for its part, has the opportunity during the period 2003-2005 to buy the other shareholders' holdings in FI-Holding at a price corresponding to their acquisition cost appreciated by 6 percent annually. FI-Holding will not pay any dividends during the contractual period.

In 2001 FöreningsSparbanken acquired an additional 7.5 percent of the shares in FI-Holding, raising its holding to 67.2 percent. The acquisitions were made when three of the other shareholders in FI-Holding exercised their options as described above. The purchase price amounted to slightly over SEK 630 M for 75,000 shares.

Sparebank 1 Gruppen AS

In September 2001 FöreningsSparbanken participated in a new share issue and increased its investment in Sparebank 1 Gruppen A/S by SEK 94 M. Its ownership interest remains unchanged at 25 percent. With a view toward signing a new long-term cooperation agreement in 2002, FöreningsSparbanken in December 2001 cancelled the current agreement signed in 1998. The old cooperation agreement remains in force for one year after its cancellation.

Vimmerby Sparbank AB

FöreningsSparbanken became a part-owner of Vimmerby Sparbank AB by acquiring 40 percent of the shares in the newly formed banking company in May. Sparbanksstiftelsen Vimmerby, a local foundation, owns the remaining 60 percent. FöreningsSparbanken's branch operations in Vimmerby and Södra Vi were acquired by Vimmerby Sparbank during the year.

Changes in the branch network

As an element in its continued cooperation with the independent savings banks and partly owned banks, FöreningsSparbanken sold five branches to such banks during the year. An additional 33 branches were consolidated or closed. Following these changes, FöreningsSparbanken AB had 553 branches (591) as of year-end 2001. The partly owned banks had 69 (64) as of the same date. FIH had 5 branches (4) in Denmark, while Hansabank had 393 branches (165) in the Baltic states.

OTHER IMPORTANT CHANGES IN 2001

Merger with SEB

On February 22 the Boards of Directors of FöreningsSparbanken and SEB announced a merger proposal. The new bank was intended to be named SEB Swedbank.

The merger of the two banks, which had complemented each other well, would have created Sweden's leading financial group, with a stronger range of products and services for customers. SEB Swedbank would have been one of Europe's 25 largest banks. The merger was expected to generate annual cost savings of SEK 2.5-3.0 billion.

The merger was contingent on, among other things, the approval of the extraordinary general meetings of the two banks and the authorization of the government and appropriate authorities, including the EU. After intensive preparations and planning by both banks during the spring and summer of 2001 and after providing extensive information to, and maintaining close contact with, the competition authority in Brussels, FöreningsSparbanken and SEB announced on September 19 that they had withdrawn their application to the EU Commission for the merger of the two banks. The reason was that approval from the Commission would have required such extensive concessions that the value of the merger would have been jeopardized by, among other things, forcing the banks to significantly reduce their market shares and thus lose sales to customers.

Allocation to employee profit-sharing fund

When FöreningsSparbanken's return on equity exceeds a weighted average for large, publicly listed Nordic banks, the Board of Directors may decide to recommend an allocation to the employee profit-sharing fund, Kopparmyntet. In view of the Group's profit trend and return on equity in 2001, an allocation was made in the year-end accounts. The expense was nearly SEK 227 M excluding and SEK 282 M including a special employer's contribution of 24.26 percent, or approximately SEK 25,000 per employee. Net profit for the year was also charged with expenses for profit shares in Hansabank of SEK 114 M. As a whole, profit-sharing expenses amounted to SEK 396 M (769).

Firstviewbank

During the year FöreningsSparbanken decided to phase out the operations of the Danish Internet bank, Firstviewbank. The liquidation was effected gradually during the autumn, at the same time that Firstviewbank's customers were offered alternative solutions in the Danish market. Operating and liquidation expenses for Firstviewbank amounted to SEK 216 M (181) in 2001.

HIGHLIGHTS AFTER DECEMBER 31, 2001

Increased interest in FI-Holding

During the first half of February 2002 FöreningsSparbanken acquired an additional 2.5 percent of the shares of FI-Holding A/S, thereby increasing its holding to 69.7 percent. The acquisition was made when one of FI-Holding's other part-owners exercised the option agreement described above

Profit and loss account,
bridge between operational and legal

Group		2001			2000	
SEK M	Operational	Adjustment	Legal	Operational	Adjustment	Legal
Interest receivable	55,535	– 84	55,451	52,560	– 68	52,492
Interest payable *	40,519	55	40,574	38,971	44	39,015
NET INTEREST INCOME	**15,016**	**– 139**	**14,877**	**13,589**	**– 112**	**13,477**
Dividends received	148	– 5	143	247	– 10	237
Payment processing commissions	2,557		2,557	2,232		2,232
Securities commissions	3,399	– 441	2,958	4,357	– 511	3,846
Other	1,786	– 84	1,702	1,788	– 60	1,728
TOTAL COMMISSIONS RECEIVABLE	**7 742**	**– 525**	**7,217**	**8,377**	**– 571**	**7,806**
Payment processing commissions	892		892	821	– 6	815
Securities commissions	173		173	192	– 1	191
Other	605	– 118	487	580	– 153	427
TOTAL COMMISSIONS PAYABLE	**1,670**	**– 118**	**1,552**	**1,593**	**– 160**	**1,433**
NET COMMISSION INCOME	**6,072**	**– 407**	**5,665**	**6,784**	**– 411**	**6,373**
NET PROFIT ON FINANCIAL OPERATIONS	**1,110**	**19**	**1,129**	**1,694**	**– 37**	**1,657**
Capital gains, financial fixed assets	11		11	716		716
IT-services	661		661	582	2	584
Other operating income	391	– 31	360	391	– 20	371
OTHER OPERATING INCOME	**1,063**	**– 31**	**1,032**	**1,689**	**– 18**	**1,671**
TOTAL INCOME	**23,409**	**– 563**	**22,846**	**24,003**	**– 588**	**23,415**
STAFF COSTS	**– 6,614**	**86**	**– 6,528**	**– 6,734**	**84**	**– 6,650**
SURPLUS INSURANCE REFUND FROM ALECTA				**286**	**– 4**	**282**
Rents, other expenses for premises	– 1,049	8	– 1,041	– 1,054	9	– 1,045
IT expenses	– 1,421	20	– 1,401	– 1,523	19	– 1,504
Telecommunications, postage	– 452	7	– 445	– 468	6	– 462
Consulting and outside services	– 873	27	– 846	– 753	23	– 730
Advertising, public relations, marketing	– 498	6	– 492	– 589	6	– 583
Other administrative expenses	– 1,367	– 6	– 1,373	– 1,405	3	– 1,402
Other overhead expenses	– 213	12	– 201	– 208	14	– 194
TOTAL ADMINISTRATIVE EXPENSES	**– 5,873**	**74**	**– 5,799**	**– 6,000**	**80**	**– 5,920**
Depreciation/amortization and write-down of tangible and intangible fixed assets	– 1,407	10	– 1 397	– 1,271	5	– 1,266
TOTAL EXPENSES	**– 13,894**	**170**	**– 13,724**	**– 13,719**	**165**	**– 13,554**
PROFIT BEFORE LOAN LOSSES	**9,515**	**– 393**	**9,122**	**10,284**	**– 423**	**9,861**
Loan losses, net	– 1,313		– 1,313	– 1,123		– 1,123
Change in value of property taken over	– 24		– 24	8		8
Write-down of financial fixed assets	– 10		– 10			
Share of profit of associated companies	– 129		– 129	197		197
OPERATING PROFIT	**8,039**	**– 393**	**7,646**	**9,366**	**– 423**	**8,943**
Operating profit in insurance operations		393	393		423	423
PROFIT BEFORE APPROPRIATIONS AND TAXES	**8,039**		**8,039**	**9,366**		**9,366**
* of which, charge for deposit guarantee	– 91		– 91	– 553		– 553

As of the 2001 financial year, insurance companies whose assets do not exceed 20 percent of the Group's assets are consolidated in a simplified manner. This means that the insurance operations' result is reported on a separate line in the legal profit and loss account and that their assets and liabilities are reported separately in the consolidated balance sheet.

The operational profit and loss account comprises the same legal entities and follows the same accounting principles as the legal profit and loss account, except that the respective items for insurance operations are integrated in the income and expenses of the other operations. A bridge between the operational and legal profit and loss accounts is shown above.

The figures in the "Adjustment" columns are inverted and indicate the share of consolidated profit and loss items represented by the insurance companies. The overwhelming share pertains to the operations of Robur Försäkring.

The descriptions in the running text of the Board of Directors' report are based on the operational profit and loss account unless indicated otherwise. The business area report is also based on the operational figures.

Business areas

The business area description is based on a product- and service-oriented approach in which the profit and return on closely related products and services are grouped within each respective area.

This means that Retail Banking includes the Swedish part of the Group's deposit and lending operations, including mortgage lending, as well as card and financing products. It also includes other commission- and fee-based services in the Swedish branch operations.

Swedbank Markets comprises the Bank's investment and merchant banking operations as well as customer responsibility for financial institutions and large companies. Asset Management includes the management of equity funds, discretionary asset management and insurance investments. Nordic/Baltic Alliances consists of operations outside Sweden, while E-business comprises Internet and e-commerce services.

The reported profit per business area includes both external and internal income and expenses. Internal sales commissions refer to market-based compensation paid to customer service units for brokered transactions.

The Group's shareholders' equity has been distributed in relation to risk within each business area according to capital adequacy rules with the addition of unamortized goodwill.

The return on equity for the business areas is calculated based on operating profit after minority interests and standard tax. The return for the Group is based on profit for the financial year.

The cost of the allocation to the Kopparmyntet profit-sharing fund for 2001 has been distributed by business area. Comparative figures have been restated.

Consolidated operating profit by business area


Percent
90
70
50
30
10
-10
65%
77%
14%
14%
10%
8%
14%
22%
- 4%
- 5%
2000
2001
Retail Banking
Swedbank Markets
Asset Management
Nordic/Baltic Alliances
E-business

Retail Banking

Retail Banking comprises local banks, FöreningsSparbanken by Telephone, Spintab, card operations, FöreningsSparbanken Finans and partly owned banks in Sweden.

Income rose by SEK 490 M or 4 percent primarily due to growth in Spintab's loan portfolio and lower expenses for the deposit guarantee and loan protection. Internal sales commissions were negatively affected by the decline in stock prices and lower trading volume, falling by SEK 455 M. Expenses declined by SEK 242 M or 3 percent, mainly due to a lower allocation to the Kopparmyntet profit-sharing fund. Loan losses rose but remained at a relatively unchanged level. The return on equity was 22.3 percent (23.5).

RETAIL BANKING SEK M January – December	2001	2000
Income	13,580	13,090
Internal sales commissions	1,811	2,266
Expenses	– 8,252	– 8,494
Profit before loan losses	7,139	6,862
Loan losses	– 1,088	– 827
Share of profit of associated companies	84	70
Operating profit	6,135	6,105
(of which, minority interests)	(4)	(10)
Estimated shareholders' equity	19,764	18,670
Return on equity after tax	22.3 %	23.5 %

Asset Management

Asset Management comprises Robur, including Robur Försäkring, and the Group's discretionary asset management.

Income decreased by SEK 546 M or 15 percent compared with the previous year. This was mainly due to declining stock prices. Sales commissions paid to local banks, independent savings banks and partly owned banks fell as well. Investments in improved systems support led to a 4-percent rise in Robur's expenses. Operating profit amounted to SEK 665 M (942) and the return on equity was 28.5 percent (35.0).

ASSET MANAGEMENT SEK M January – December	2001	2000
Income	3,124	3,670
Internal sales commissions	– 1,614	– 1,916
Expenses	– 845	– 812
Profit before loan losses	665	942
Operating profit	665	942
Estimated shareholders' equity	1.679	1,937
Return on equity after tax	28.5 %	35.0 %

Swedbank Markets

Swedbank Markets comprises the Bank's investment and merchant banking operations as well as customer responsibility for financial institutions and large companies.

Income from equity-related operations declined compared with the previous year, due to weakness in the stock market and the resulting decrease in trading. On the other hand, income from fixed income and currency-related operations developed well. As a whole, income declined by SEK 614 M or 20 percent. Sales commission expenses were SEK 153 M lower and Swedbank Markets' operating expenses fell SEK 272 M or 19 percent. The large part of the cost reduction is due to lower profit-related staff costs. Operating profit for the business area declined by 15 percent. The return on equity was 15.3 percent (19.7).

SWEDBANK MARKETS SEK M January – December	2001	2000
Income	2,525	3,139
Internal sales commissions	– 197	– 350
Expenses	– 1,181	– 1,453
Profit before loan losses	1,147	1,336
Loan losses	– 2	
Share of profit of associated companies	– 5	
Operating profit	1,140	1,336
Estimated shareholders' equity	5,359	4,871
Return on equity after tax	15.3 %	19.7 %

Alliances

Nordic/Baltic Alliances consist of the subsidiaries FI-Holding of Denmark and Hansabank of Estonia with operations in the Baltic states, as well as the associated companies Aktia of Finland and SpareBank 1 Gruppen of Norway. Since June 1, 2001 the Lithuanian bank LTB is included in the Hansabank Group.

The profit trend during the year was positive, owing to good volume growth and the resulting increase in income for both Hansabank and FI-Holding. Income rose by a total of SEK 1,148 M or 40 percent. The substantial business expansion raised expenses by SEK 643 M or 47 percent. The share of profit of associated companies declined, primarily due to the poor results reported by Sparebank 1 Gruppen. The downturn in the Norwegian stock market significantly affected the value of investments assets in Sparebank's insurance operations.

NORDIC/BALTIC ALLIANCES SEK M January – December	2001	2000
Income	4,014	2,866
Expenses	– 2,016	– 1,373
Profit before loan lossesr	1,998	1,493
Loan losses	– 147	– 272
Share of profit of associated companies	– 103	134
Operating profit	1,748	1,355
(of which, minority interests)	(736)	(568)
Estimated shareholders' equity	6,917	4,846
Return on equity after tax	10.5 %	11.7 %

As a whole, operating profit amounted to SEK 1,748 M, an increase of SEK 393 M or 29 percent from the previous year. Of the increase, approximately SEK 160 M is attributable to changes in exchange rates. The return on equity was 10.5 percent (11.7).

E-business

E-business comprises FöreningsSparbanken by Internet and the e-commerce company Marakanda.

Income during the year consisted of full cost-based compensation from Retail Banking and independent savings banks. NetTrade is reported within Swedbank Markets as of the second quarter, which has resulted in a decrease in both income and expenses in E-business.

The business area's deficit is attributable to, among other things, the investments and operating loss, including goodwill amortization, in Marakanda, as well as expenses for Firstviewbank, the Danish Internet bank which has since been liquidated. Operating and liquidation expenses related to Firstviewbank amounted to SEK 216 M during the year.

E-BUSINESS SEK M January – December	2001	2000
Income	171	256
Expenses	– 419	– 619
Profit before loan losses	– 248	– 363
Loan losses	– 1	
Share of profit of associated companies	– 128	– 42
Operating profit	– 377	– 405
Estimated shareholders' equity	0	0
Return on equity after tax	neg.	neg.

Other

Other comprises income and expenses that do not fall under any of the business areas as well as eliminations of internal income and expenses. This includes FöreningsSparbanken Fastighetsbyrå (real estate brokerage) and computer services for independent savings banks and partly owned banks.

Income in the previous year included capital gains from equity sales and a VAT recovery.

OTHER SEK M January – December	2001	2000
Income	– 5	982
Expenses	– 1,181	– 968
Profit before loan losses	– 1,186	14
Loan losses	– 99	– 16
Share of profit of associated companies	13	35
Operating profit	– 1,272	33
Estimated shareholders' equity	1,792	2,117

Financial analysis

PROFIT TREND

The Group's operating profit for 2001 amounted to SEK 8,039 M (9,366). Profit was affected by costs of SEK 163 M associated with the cancelled merger with SEB. Excluding these nonrecurring items, profit amounted to SEK 8,202 M. The corresponding figure for 2000 was SEK 8,178 M, excluding nonrecurring capital gains of approximately SEK 700 M, a VAT recovery including interest of SEK 202 M and a surplus insurance refund from Alecta (formerly SPP), which reduced expenses by SEK 286 M. For the year as a whole, profit was affected positively by development in the subsidiaries FI-Holding and Hansabank and the reduced cost of the state deposit guarantee, whereas securities-related income declined. The loan loss level was unchanged at 0.2 percent. The share of profit of associated companies was negatively affected by SpareBank 1 Gruppen in Norway and Marakanda.

The return on equity during the year was 14.7 percent (19.7). Earnings per share amounted to SEK 9.86 (12.10). Excluding nonrecurring items, the return was 14.9 percent (17.1) and earnings per share were SEK 10.06 (10.32).

Operating profit in the Bank amounted to SEK 5,640 M (7,562). The decrease is primarily due to lower securities-related income in 2001 as well as capital gains and other nonrecurring items that positively affected operating profit in the previous year. Dividends from Group companies amounted to SEK 4,344 M (4,393).

Spintab's operating profit amounted to SEK 3,487 M (3,116), FöreningsSparbanken Finans' to SEK 289 M (282), Robur's (including Robur Försäkring) to SEK 869 M (1,133), and Kundinkasso's to SEK 257 M (248). Operating profit in FI-Holding amounted to SEK 903 M (678), while Hansabank's operating profit rose by SEK 342 M to SEK 1,039 M (697).

Interest rate


Percent
16
12
8
4
0
3-month
10-year
1994
1995
1996
1997
1998
1999
2000
2001

Net interest income

The Group's net interest income rose by SEK 1,427 M or 11 percent during the year to SEK 15,016 M (13,589). The improvement is primarily due to an increase in FI-Holding and Hansabank's net interest income totaling approximately SEK 850 M. Spintab's net interest income rose by SEK 288 M, of which approximately SEK 100 M relates to lower loan insurance fees. In addition, the state deposit guarantee fee, which is charged to net interest income, declined by SEK 462 M. The margin on deposits in the Swedish operations declined due to higher customer interest rates, which negatively affected net interest income by approximately SEK 200 M.

The Group's interest margin was 1.38 percent (1.35) and its investment margin 1.54 percent (1.51). The corresponding margins for Spintab were 1.02 percent (0.94) and 1.22 percent (1.17).

Dividends received

Dividends received amounted to SEK 148 M (247). Dividends from Swedbank Markets' trading portfolios declined from a high level in the previous year. In 2000 the Group received a dividend on its shareholding in Svensk Exportkredit, which has since been sold.

QUARTERLY TREND IN GROUP PROFIT

SEK M	4Q 2001	3Q 2001	2Q 2001	1Q 2001	4Q 2000
Net interest income*	3,815	3,681	3,724	3,796	3,460
Net commissions	1,486	1,518	1,549	1,519	1,773
Net profit on financial operations	148	341	397	224	395
Other income	319	215	361	316	229
TOTAL INCOME	**5,768**	**5,755**	**6,031**	**5,855**	**5,857**
Staff costs	1,745	1,661	1,611	1,597	2,175
Other expenses	1,823	1,782	1,794	1,881	2,092
TOTAL EXPENSES	**3,568**	**3,443**	**3,405**	**3,478**	**4,267**
Profit before loan losses	2,200	2,312	2,626	2,377	1,590
Loan losses including change in value	– 459	– 233	– 295	– 350	– 235
Write-down of financial fixed assets	– 10				
Share of profit of associated companies	– 54	– 77	22	– 20	7
OPERATING PROFIT	**1,677**	**2,002**	**2,353**	**2,007**	**1,362**
* of which, charge for deposit guarantee	22	23	18	28	138

Net commission income

Net commission income for 2001 decreased by SEK 712 M or 10 percent to SEK 6,072 M (6,784). Due to lower market volume and declining stock prices, brokerage commissions fell by SEK 422 M and asset management commissions by SEK 516 M. Net commission income from payment services continued to develop strongly during the year, rising by SEK 254 M compared with the previous year.

Net profit on financial operations

Net profit on financial operations amounted to SEK 1,110 M (1,694). Profit on stock trading declined, while income from foreign exchange operations developed positively, mainly in Swedbank Markets, though also in Hansabank.

Other income

Other income amounted to SEK 1,063 M (1 689). During the year ADP income in the Swedish operations developed positively, rising by approximately SEK 80 M. Real estate income in Hansabank rose by SEK 35 M due to the LTB acquisition. The 2000 figure included capital gains of approximately SEK 700 M and a VAT recovery of SEK 168 M. Excluding these items, other income amounted to approximately SEK 820 M.

Expenses

Expenses for 2001 amounted to SEK 13,894 M (13,719). In the previous year the Group reported a surplus insurance refund from Alecta, which reduced expenses by SEK 286 M.

Excluding the subsidiaries FI-Holding and Hansabank, allocations to the Kopparmyntet profit-sharing fund, merger costs and the refund from Alecta, expenses decreased by SEK 471 M or 4 percent to SEK 11,435 M (11,906).

Expenses for Firstviewbank, the Danish Internet bank which has since been liquidated, amounted to SEK 216 M during the year.

Staff costs

Staff costs for the year amounted to SEK 6,614 M (6,734), a decrease of 2 percent. Staff costs for FI-Holding and Hansabank rose by approximately SEK 340 M. The increase in Hansabank is primarily due to the acquisition of LTB, which added around 3,000 employees. In the Swedish operations, staff costs were reduced. Staff costs were charged with SEK 396 M (769) for profit-sharing allocations in the Group. The allocation to the Kopparmyntet profit-sharing fund amounted to SEK 282 M (721) during the year. The remaining provisions pertain to Hansabank's profit-sharing fund.

The number of full-time positions rose by 3,066 to 16,068 (13,002) at year-end. Full-time positions decreased in the Swedish part of the Group, but increased Hansabank, primarily due to the acquisition of LTB.

CHANGE IN THE NUMBER OF EMPLOYEES

	2001	2000
Permanent employees	9,029	9,106
Temporary employees	502	574
SUBTOTAL	**9,531**	**9,680**
Hansabank	6,387	3,180
FI-Holding	150	142
TOTAL	**16,068**	**13,002**

Other administrative expenses

Other administrative expenses amounted to SEK 5,873 M (6,000), a decrease of SEK 127 M or 2 percent compared with 2000.

Expenses for premises and rents amounted to SEK 1,049 M (1,054) and thus remained largely unchanged.

IT expenses decreased by SEK 102 M to SEK 1,421 M (1,523) during the year. IT expenses include all development and production expenditures as well as computer service charges and depreciation. IT expenses for 2001, after deducting IT-related income from partly owned banks and independent savings banks, amounted to SEK 2,353 M. Defined the same way, the corresponding expense last year was SEK 2,377 M. IT expenses declined according to plan during the second half of 2001 compared with both the first half of 2001 and the second half of 2000.

Expenses directly attributable to the cancelled merger preparations with SEB, excluding staff and IT expenses, amounted to SEK 163 M.

Depreciation/amortization and write-down of tangible and intangible assets

The depreciation/amortization and write-down of tangible and intangible assets rose during the year by SEK 136 M to SEK 1,407 M (1,271). Amortization of goodwill rose primarily due to Hansabank's acquisition of LTB. Investments in new technology caused the increase in equipment depreciation.

Loan losses, net, and change in value of property taken over

Loan losses amounted to SEK 1,337 M (1,115), of which FIH and Hansabank accounted for SEK 147 M (272). During the fourth quarter a country risk-related provision of SEK 63 M was allocated for Argentina. The loan loss level has fluctuated by quarter, but for the year as a whole remained at an unchanged relative level of 0.2 percent (0.2). A distribution of loan losses is indicated in the following tables.

THE GROUP'S LOAN LOSSES AND CHANGES IN VALUE

SEK M	2001	2000
Established	859	1,345
Provisions	1,598	731
Recoveries	– 1,144	– 953
Change in value of property taken over	24	– 8
TOTAL	**1,337**	**1,115**

LOAN LOSSES AND CHANGES IN VALUE DIVIDED WITHIN THE GROUP

SEK M	2001	2000
FöreningsSparbanken AB	1,063	761
Spintab	194	246
FI-Holding	102	75
Hansabank	44	197
Other	– 66	– 164
TOTAL	**1,337**	**1,115**

THE GROUP'S LOAN LOSSES AND CHANGES IN VALUE BY SECTOR

SEK M	2001	%	2000	%
Households	76	6	52	5
Real estate management	179	13	220	20
Retail, hotels, restaurants	118	9	138	12
Construction	2	0	18	2
Manufacturing	246	18	201	18
Transportation	36	3	46	4
Forestry and agriculture	32	2	18	1
Other	648	49	422	38
TOTAL	**1,337**	**100**	**1,115**	**100**
of which, in the Bank	1,063		761	

Share of profit of associated companies

The share of profit of associated companies in 2001 was SEK – 129 M (197). Of the decline, SEK 146 M was attributable to SpareBank 1 Gruppen in Norway. Profit in the Group's insurance operations was negatively affected by falling stock prices. Goodwill amortization attributable to Sparebank 1 Gruppen's acquisition of Norway's VÅR-Gruppen in 2000 also had a negative effect on earnings.

The share of profit from Marakanda amounted to SEK – 128 M (– 42), while associated companies in FI-Holding accounted for SEK – 17 M (54).

Tax charge

The Group's profit before tax amounted to SEK 7,952 M (9,361) and its tax charge was SEK 2,123 M (2,476), or an effective tax rate of 26.7 percent (26.4).

THE GROUP'S ASSETS

The Group's assets amounted to SEK 960 billion (929) at year-end 2001. FI-Holding and Hansabank raised their total assets by SEK 12 and 18 billion, respectively. Spintab's total assets rose by SEK 16 billion.

Lending

Of the Group's assets, loans to the public accounted for 69 percent (68) and loans to credit institutions for 14 percent (14). The Group's total loans to the public and credit institutions other than banks and the National Debt Office, excluding resale agreements (so-called repos), amounted to SEK 640 billion (600) at year-end 2001. Lending thus increased by approximately SEK 40 billion or nearly 7 percent, of which SEK 11.2 billion is attributable to FI-Holding and SEK 8.6 billion to Hansabank. Since year-end 2000 approximately SEK 7.5 billion in other business loans has been reclassified as repos.

Nearly half the loans, or SEK 289 billion (270), is to households, with mortgage loans accounting for SEK 228 billion (210). Spintab raised its lending to households by approximately SEK 18 billion or nearly 9 percent.

GROUP LOANS, NET, BY SECTOR

SEK M	2001	%	2000	%
Households	288,905	45	270,107	44
Real estate management	135,480	21	131,123	22
Retail, hotels, restaurants	24,927	4	23,448	4
Construction	10,988	2	9,632	2
Manufacturing	51,434	8	43,690	7
Transportation	14,193	2	11,542	2
Forestry and agriculture	28,138	4	25,380	4
Other service businesses	16,704	3	15,632	3
Other business loans, including credit institutions	46,559	7	42,828	8
Municipalities	13,013	2	14,257	2
Other	9,672	2	12,778	2
TOTAL	**640,013**	**100**	**600,417**	**100**
Resale agreements (repos)	43,520		36,109	
Total loans	683,533		636,526	

GROUP LOANS, NET, BY COLLATERAL

SEK M	2001	2000
Residential properties, incl. condominiums	334,325	313,086
Other real estate	108,748	96,681
Municipalities, county councils, etc.	50,188	51,032
Credit institutions	201	227
Chattel mortgages	19,290	19,132
Guarantees	13,699	10,697
Unsecured	77,542	74,207
Other	36,020	35,355
TOTAL	**640,013**	**600,417**
Resale agreements (repos)	43,520	36,109
Total loans	683,533	636,526

THE GROUP'S PROBLEM LOANS BY SECTOR 2001

SEK M	Gross	Provisions	Net	% of net loans
Households	586	353	233	0.08
Real estate management	746	565	181	0.15
Retail, hotels, restaurants	361	361	0	0.00
Construction	73	40	33	0.37
Manufacturing	351	321	30	0.21
Transportation	73	39	34	0.54
Forestry and agriculture	191	121	70	0.26
Other service businesses	71	61	10	0.07
Other business loans	879	858	21	0.06
Other	1	1	0	0.00
TOTAL	**3,332**	**2,720**	**612**	**0.11**
Hansabank and FIH	1,051	1,660	– 609	– 0.63
TOTAL	**4,383**	**4,380**	**3**	**0.00**

THE GROUP'S PROBLEM LOANS 2001

SEK M	Gross	Provisions	Net
FöreningsSparbanken AB	2,212	2,108	104
Spintab	708	484	224
FöreningsSparbanken Finans	167	50	117
FI-Holding	316	1,142	- 826
Hansabank	735	518	217
Other	245	78	167
TOTAL	**4,383**	**4,380**	**3**

THE GROUP'S PROBLEM LOANS 2000

SEK M	Gross	Provisions	Net
FöreningsSparbanken AB	1,495	1,384	111
Spintab	921	501	420
FöreningsSparbanken Finans	210	56	154
FI-Holding	227	1,013	- 786
Hansabank	315	386	- 71
Other	196	41	155
TOTAL	**3,364**	**3,381**	**- 17**

The ratio between problem loans and provisions is affected by standard provisions in foreign subsidiaries.

Interest-bearing securities

FöreningsSparbanken's holding of interest-bearing securities, including Treasury bills and other bills eligible for refinancing with central banks, amounted to approximately SEK 65 billion (60) at year-end. This does not include intra-Group holdings of nearly SEK 13 billion (9).

The Parent Company's holding amounted to approximately SEK 64 billion (60), of which SEK 18 billion was placed in a portfolio which is eligible in large part for refinancing with the Riksbank and is therefore an immediately disposable liquidity reserve. The remaining holding is included in the Bank's securities operations.

As of year-end the subsidiaries held liquidity reserves that were placed in interest-bearing securities. FI-Holding's reserves amounted to SEK 8 billion and Hansabank's to SEK 6 billion.

Assets in the insurance operations

Assets in the insurance operations declined by approximately SEK 3 billion, mainly due to the weak stock market in 2001.

THE GROUP'S LIABILITIES

Of the Group's liabilities of SEK 922 billion (894), debt securities in issue accounted for 46 percent (42), deposits and borrowings from the public for 27 percent (28), and amounts owned to credit institutions for 13 percent (14).

Deposits and borrowings from the public

The Group's deposits and borrowings from the public amounted to SEK 247 billion (247) at year-end 2001. Excluding repos, deposits rose during the year by SEK 18 billion, of which Hansabank accounted for SEK 14 billion.

Debt securities in issue and subordinated liabilities

At year-end debt securities in issue amounted to SEK 420 billion (380). Of the increase, the Bank accounted for SEK 17 billion, FI-Holding for SEK 15 billion and Spintab for SEK 10 billion. The Group's debt securities are primarily issued by Spintab to finance fixed-term mortgage loans. The interest fixing periods of Spintab's funding are well matched with its lending. The average remaining interest fixing period on Spintab's funding was 1.4 years (1.6). For the Group as a whole, the average remaining interest fixing period for debt securities in issue was 1.5 years (1.9).

Of the securities, 65 percent (59) was bonds and the remaining 35 percent (41) primarily short-term funding instruments.

In addition to bond loans and commercial paper programs, the Bank, Spintab, FI-Holding and Hansabank issue both fixed-term and undated subordinated liabilities. Altogether, this type of liability amounted to SEK 32 billion (29) at year-end.

FINANCIAL RISKS

Financial risks refer to market risks such as interest rate, currency and share price risks, as well as liquidity risks.

Interest rate risks

The Group's interest rate risks arise when interest fixing periods on assets and liabilities, including derivatives, do not coincide. The Group's fixed-rate assets consist primarily of loans. The interest rate risk is these assets is largely eliminated either because they are financed with fixed-term funding or because the Group has arranged swap contracts where it pays a fixed interest rate.

An increase in market interest rates of one percentage point as of December 31, 2001 would have reduced the value of the Group's interest-bearing assets and liabilities, including derivatives, by approximately SEK 913 M (603). The decrease in value of positions in SEK would have amounted to SEK 533 M (437) and for positions in foreign currency SEK 380 M (166). The Group's interest rate risk in foreign currency is primarily in the foreign subsidiaries FIH and Hansabank. An interest rate increase of one percentage point would have reduced the Group's net profit on financial operations by SEK 402 M (92) as of December 31, 2001. The increase in the sensitivity of net profit on financial operations arises mainly due to the extended duration in the Group's liquidity portfolio in Denmark. The extended duration has arisen as a result of reallocations to increase the portfolio's liquidity.

IMPACT ON THE VALUE OF ASSETS AND LIABILITIES IN SEK AND FOREIGN CURRENCY, INCLUDING DERIVATIVES, IF MARKET INTEREST RATES RISE BY ONE PERCENTAGE POINT

SEK M	<3 mos.	3-6 mos.	6-12 mos.	1-2 yrs.	2-3 yrs.	3-4 yrs.	4-5 yrs.	5-10 yrs.	>10 yrs.	Total
FöreningsSparbanken Group										
SEK	0	– 6	121	– 244	– 53	– 44	– 146	– 111	– 50	– 533
Foreign currency	– 26	– 2	16	– 19	– 2	114	– 32	– 180	– 249	– 380
TOTAL	**– 26**	**–8**	**137**	**– 263**	**– 55**	**70**	**– 178**	**– 291**	**– 299**	**– 913**
Of which financial current assets valued at market by the Group										
SEK	37	– 29	8	– 75	– 9	– 1	14	– 92	– 1	– 148
Foreign currency	– 30	– 1	– 11	– 20	– 26	– 11	11	– 60	– 106	– 254
TOTAL	**7**	**– 30**	**– 3**	**– 95**	**– 35**	**– 12**	**25**	**– 152**	**– 107**	**– 402**

The Group also holds positions in real interest rate instruments, denominated in SEK, which a one-percent increase in real interest rates would have reduced in value by approximately SEK 36 M (40) as of December 31, 2001, of which SEK 13 M (9) would have affected reported net profit on financial operations.

An increase in interest rates would also impact net interest income. The effect would depend on the remaining interest fixing period on the Group's fixed-term assets, liabilities and derivatives and the extent to which the Bank matches the interest rates on variable-term deposits and lending. If market interest rates rise by one percentage point and then remain at the new level for one year, at the same time that the Bank raises its deposit and loan rates by the same amount, the Group's net interest income would be expected to remain unchanged at SEK 220 M.

Currency risks

Currency risks arise when the value of assets and liabilities in a currency, including derivatives, do not coincide in terms of size. The Group's currency risks are managed by adapting the total value of assets and liabilities, including derivatives, in a currency to the desired level. This is mainly done using derivatives, such as interest rate swaps and forward exchange agreements.

Approximately 23 percent (19) of the Group's assets and 47 percent (37) of its liabilities were denominated in foreign currency as of year-end. Slightly over half of the Group's assets and nearly a third of its liabilities in foreign currency are in FI-Holding and Hansabank. Approximately another third of the Group's liabilities in foreign currency are attributable to loans raised by Spintab. Since Spintab does not maintain any open currency positions, this funding is swapped in its entirety to SEK. The Parent Company also had more liabilities than assets in foreign currency at year-end. The large part of the currency risk in the additional liabilities was eliminated through forward exchange agreements and interest rate swaps. At year-end Hansabank had an asset position in euro with an equivalent value of SEK 6.5 billion. The position was created in part because Hansabank placed a large share of its liquidity reserves in euro-denominated securities and in part because a large share of Hansabank's lending is financed in Estonian kroon. At year-end Hansabank also held strategic positions in dollar (corresponding in value to approximately SEK 300 million) in order to manage its surplus liquidity in Lithuania, as well as in Lithuanian litas (corresponding in value to approximately SEK 450 million) and Latvian lats (corresponding in value to approximately SEK 800 million) due to investments in foreign subsidiaries. The positions have arisen as a result of Hansabank's expansion in Latvia and Lithuania through acquisitions and organic growth.

FöreningsSparbanken's strategic holdings in foreign companies and subsidiaries are generally financed in each company's national currency. One exception, however, is approximately SEK 1.8 billion of the Bank's holding in Hansabank, which is financed in euro. An adjustment in the exchange rate between the Estonian kroon and the euro would occur only in extreme circumstances. The value of the kroon is based on a currency board with the euro, and the exchange rate against the euro (until 1999 against the German mark) has been fixed according to Estonian law since the currency reform of 1992.

In addition, the Norwegian savings banks have issued primary capital certificates in Norwegian krone with a corresponding value of approximately SEK 450 M, financed in SEK. As a whole, the Group's exposure to currency risks is limited. A change in exchange rates between the Swedish krona and other currencies of +/- 5 percent would have affected the value of the Group's positions by no worse than approximately SEK 89 M at year-end.

Share price risks

Exposure to share price risks arises due to holdings in equities and equity-related derivatives. Share price risk refers to the risk of losses stemming from changes in stock prices and expectations of their future volatility. The Bank's equity trading is primarily customer-related. Positions in the Bank's trading operations are normally such that only limited losses can arise from

Daily earnings by the Bank's trading operations in 2001, SEK M


No. of days
100
80
60
40
20
0
-/ -24
-24/ -20
-20/ -16
-16/ -12
-12/ -8
-8/-4
-4/0
0/+4
+4/ +8
+8/ +12
+12/ +16
+16/ +20
+20/ +24

Daily earnings of the Bank's trading operations. The height of the bars indicates the number of days with the earnings level shown horizontally at the bottom of the diagram.

large share price movements. The purpose of these positions, among other things, is to create liquidity for the Bank's customers.

At worse, a +/- 10-percent move in equity prices would change the value of the positions in the trading operations by approximately SEK 5 M as of year-end.

In addition to the holdings in the Bank's trading operations, there are small holdings in the Group's insurance companies as well as in FI-Holding and Hansabank.

Market risks in the Bank's trading operations

The Bank's trading operations are handled by Swedbank Markets, with the primary purpose of satisfying customer demand for transactions in the financial market. Position-taking is limited in scope, due to which the risk level in these operations is low. This is indicated clearly in the diagram above, which shows that the daily earnings of the operations in 2001 remained at a stable level with only minor variations. The stable earnings and minor variations should also be seen against the background of the substantial price fluctuations in the stock, currency and, to some extent, the fixed income markets during certain periods of the year.

Liquidity risks

Liquidity risks arise because the maturity structures of cash flows from assets and liabilities, including derivatives, do not coincide. The risk is that the Bank cannot meet its payment obligations or that its financing expense rises due to significant financing requirements on a specific day. The Group actively manages its liquidity in order to avoid these risks. This is accomplished, among other ways, by maintaining a liquidity reserve to prepare for payment commitments on such days and over the longer term. The reserve consists of assets eligible for refinancing with the Riksbank. FI-Holding and Hansabank also have liquidity reserves in the form of securities eligible for refinancing with their respective central banks. Maintaining and further developing relationships with lenders is strategically important in order to create a well-diversified funding base in terms of both number of markets and number of investors. Furthermore, the Group's liquidity situation is continuously monitored and funding is planned in such a way as to avoid excessive short-term financing needs. The Group thus maintains good liquidity preparedness based on a conservative risk profile.

Derivatives

Derivatives are used in the Group by Swedbank Markets, Group Treasury and certain subsidiaries. In Swedbank Markets, derivatives are used to meet customer needs and in market maker activities to cover and take market risk positions. In other units, derivatives are used primarily to reduce interest rate and currency risks. Derivatives impact the Group's financial risks because the value of the instruments is affected

SENSITIVITY ANALYSIS, 12 MONTHS

	Change	Effect on operating profit, SEK M
Net interest income		
Increased interest rates on variable-rate deposits and loans	+ 1% point	0
Decreased interest rates on variable-rate deposits and loans (except low-interest accounts)	−1% point	– 530
Net profit on financial operations		
Market interest rate	+1% point	– 402
	−1% point	+ 395
Net commission income	+/– 1%	+/– 61
Stock prices	+/– 10 %	+/– 225
Staff changes	+/– 100 employees	–/+ 41
Salary changes	+/– 1%	–/+ 60
Problem loans [1]	+/– SEK 1 bn	–/+ 50
Loan loss level	+/– 0.1% point	–/+ 690

[1] Cost of capital 5 percent.

RATINGS

	FSPA	Spintab	FIH	Hansabank
Moody's				
Short-term	P-1	P-1	P-1	P-2
Long-term	Aa3	Aa3	A1	Baa1
Bank Financial Strength	B			C-
Fitch				
Short-term	F-1	F-1+		
Long-term	A+	AA-		
R & I	AA-			
S & P				
Short-term	A-1	A-1		A-2
Long-term	A			BBB

by movements in interest rates and the price of currencies and equities. Financial risks associated with derivatives are limited and monitored as part of the overall management of financial risks. The cash flows that arise from the Group's derivative transactions are monitored and followed up in the same way as other cash flows within the Group. The table in Note 27 divides the Group's total derivative positions as of December 31, 2001 into interest, currency and equity derivatives as well as other. Contracts with positive and negative market values are summed up separately. The table also indicates how large a share of the Group's derivatives is settled via clearing organizations. In contracts with positive market values, the Group has a receivable from the counterparty. To the extent a contract is settled via a clearing organization, the Bank has a receivable from it. The clearing organization manages and reduces counterparty risks through the use of margin security and continuous settlements. As a result, the counterparty risk in these contracts is negligible and is not considered a credit risk for the Bank. Nor are these contracts included in the risk-weighted amount when calculating the Bank's capital requirements for counterparty risks. With other contracts, so-called OTC derivatives, a positive market value can be said to entail a credit risk.

CAPITAL BASE AND CAPITAL ADEQUACY

The calculation of the capital base and capital adequacy (Note 43) is based on the concept of the "financial companies group," not the group definition according to the Annual Accounts Act. The financial companies group includes financial companies in which the ownership interest exceeds 20 percent. Insurance companies are not included. As of December 31, 2001 the FöreningsSparbanken financial companies group included the FöreningsSparbanken Group, Eskilstuna Rekarne Sparbank AB, Färs & Frosta Sparbank AB, FöreningsSparbanken Sjuhärad AB, FöreningsSparbanken Söderhamn AB, Bergslagens Sparbank AB, Vimmerby Sparbank AB, Aktia Sparbank Abp in Finland and Sparebank 1 Gruppen in Norway.

The Group's capital base amounted to SEK 61.7 billion (55.0) on December 31, 2001. Primary capital rose by SEK 3.9 billion to SEK 38.9 billion (35.0), while supplementary capital and other items included in the capital base rose in total by SEK 2.8 billion.

On December 31, 2001 the capital adequacy ratio was 11.3 percent (10.8), of which the primary capital ratio was 7.1 percent (6.9). Market risks as a share of the total capital adequacy ratio amounted to 0.7 percentage points (0.5).

The risk-weighted amount for credit risks rose to SEK 515 billion (485). The increase is primarily attributable to higher lending by Spintab, FI-Holding and Hansabank.

The risk-weighted amount for market risks rose by nearly SEK 9 billion during the year to approximately SEK 33 billion. The increase was mainly due to higher lending in euro by Hansabank, a change in maturity structures and increased holding of interest-bearing securities in FI-Holding, and the higher market value of currency-related derivatives in Swedbank Markets due to the declining value of the Swedish krona.

Securitization

Spintab was the first institution in the Nordic region to issue a synthetic securitization. The transaction comprises the loan portfolio of the subsidiary Jordbrukskredit and has an equivalent value of slightly over SEK 14 billion. This form of securitization differs from traditional securitization in that the loans are maintained on the balance sheet, while as in traditional securitization portions of the credit risk are transferred to the capital market.

The securitization offers a number of benefits, including more efficient use of capital- within the FöreningsSparbanken Group. The primary capital ratio was improved by 0.1 percentage points and the capital adequacy ratio by 0.2 percentage points.

Proposals for new capital adequacy rules

The Basle Committee on Banking Supervision and the EU are jointly reviewing capital adequacy rules. Their review comes as a consequence of the rapid development in recent years of methods to quantify risks, a trend which is still very much under way. The objective of the review is to adapt capital adequacy rules so that capital requirements better reflect a bank's real risks than is the case today.

The Basle Committee plans to issue another consultative document for review. After comments are received, the Committee is likely to establish new regulations, which could be implemented in 2005.

According to the new proposal, capital requirements for credit risks can be based on a bank's internal ratings with the approval of supervisory authorities. For banks that do not meet the standard required in order to base their capital requirement on internal credit risk assessments, the requirement will instead be based on standard rules in the same way as today. In cases where there is an external rating for a customer, the standard rules are based on it.

Capital requirements for operational risks are also being considered. These requirements may also be based on the bank's internal risk assessments with the approval of supervisory authorities.

The Group's risk control

CREDIT RISKS

The Board of Directors has overall responsibility for credit risk exposure and sets the guidelines for managing credit risks through its Credit and Capital Market Committee. In special instructions, the Board has delegated responsibility for certain issues to this committee, which reports regularly to the Board. The Board also appoints the Central Credit Committee and the boards of the local banks.

The local banks are divided into four categories based on their total loan volume, among other things. This categorization is the primary determinant of the local bank's credit limits, although consideration is also given to its competence and the local market's structure. During the year a common decision-making procedure was introduced in the Swedish group that expanded the Central Credit Committee's area of responsibility.

Local banks have credit and commercial responsibility for approximately 70 percent of the Bank's total loan portfolio and, through an integrated credit processing system, have customer responsibility for a large part of Spintab's portfolio.

Monitoring and analysis

The Central Staff Unit, which is independent from the business operations, is responsible for coordinating and monitoring the Group's loan operations. Its monitoring role includes active evaluations and, when necessary, initiating measures in consultation with the unit in question. The Central Staff Unit prepares and manages the work of the Bank's Central Credit Committee in accordance with the decision-making procedure for the Swedish banking group.

As an overriding principle, all credit decisions at FöreningsSparbanken are made by at least two persons or, in the case of small loans, by one person with the support of an IT-based evaluation system. All corporate loan exposure over a certain level is subject to internal ratings, where it is classified based on an assessment of the borrower's solvency and the quality of the collateral.

The Central Staff Unit's responsibility extends to the Group's credit reporting, credit instructions and routines for credit risk control and monitoring.

Local bank managements and the boards and management of foreign subsidiaries are responsible for local monitoring.

FINANCIAL RISKS

Overall policy

The Board of Directors sets the financial policy for the Group. This includes risk profiles, delegation of responsibilities, risk management, risk control and reporting. FöreningsSparbanken maintains a low risk profile with limited risks in financial markets.

When trading financial products, the Bank weighs risk against expected return. FöreningsSparbanken's activities in financial markets are designed to meet customers' long-term needs and, in addition, facilitate the Group's own financing and portfolio management.

The Bank participates in trading in markets in Sweden and internationally in such a way and to such an extent that it maintains its reputation as a professional business partner. The Group's own funding is structured in a way that ensures a stable, long-term investor base in a number of markets in the world. The financial risks covered by the financial policy include interest rate risk, currency risk, share price risk (market risks) and liquidity risk. Also covered are counterparty risks in non-standardized derivative contracts (so-called OTC derivatives), which are related to market risks and disposal risks.

Responsibility for management and control

FöreningsSparbanken's Board of Directors is ultimately responsible for how the Group manages its financial risks. It decides on the overall objectives for capital adequacy, liquidity and limits for the Group's exposure to various financial risks. This also includes issues regarding the control of the Group's financial risks. The Board appoints the Bank's Finance Sub-Committee and Trading Sub-Committee. The Finance Sub-Committee distributes and monitors risk mandates in the Group within the limits set by the Board. The Trading Sub-Committee distributes risk mandates between the various departments within Swedbank Markets' area of responsibility. The board of each subsidiary determines the company's risk limits within the framework set by the Bank's Finance Sub-Committee. Each subsidiary's finance committee continuously monitors the company's financial risks.

A keystone of the Group's risk management is that each risk-taking unit is responsible for continuous monitoring and control of all risks that arise in its operations, including financial risks. Consequently, unit managers are responsible for adequately managing and controlling the risks in their operations on a daily basis within the guidelines established for the Group.

The Group's financial risk control unit, which is directly subordinate to the Group's Chief Financial Officer, fills a risk control and monitoring function independent of that of the risk-taking units. The unit has overall responsibility for monitoring compliance with risk limits, the development of measurement methods, limiting and reviewing financial risks within the Group.

Risk-taking units in the Group have local risk control functions that are responsible for continuously monitoring and compiling financial risks. Reports are continuously filed with the Group unit for financial risk control.

Limiting market risks

By market risks are meant the risk that changes in interest rates, exchange rates and share prices will lead to a decline in the value of the Bank's net assets and liabilities, including derivatives. Market risks are controlled primarily through daily monitoring of risk exposures vis-à-vis established limits and continuous analysis of outstanding positions. Limits on interest risks are calculated using sensitivity measures based on interest rate fluctuations in individual currencies. The limit structure includes limits on option-related risks, so-called non-linear risk.

The Group's currency risk exposure is limited and controlled by limiting holdings in individual currencies as well as at the aggregate level. The limit structure also includes specific measures for limiting option-related risk.

Limits on share price risk exposure are based on sensitivity measures of share price movements. The limit structure also includes specific limits on option-related risk.

These sensitivity measures are complemented by continuous scenario and stress tests for more comprehensive analysis of the potential loss risks of the Group's positions from various fluctuations in underlying risk factors as well as their expected volatility.

Liquidity risks

Liquidity risks arise due to the fact that the maturity structures of cash flows from assets and liabilities, including derivatives, do not coincide. The risk is that the Bank cannot meet its payment obligations or that the financing expense will increase owing to considerable financing requirements on a specific day. The Group's liquidity limits restrict accumulated net payment outflows resulting from the Group's positions in the days immediately ahead as well as for longer periods of time.

OPERATIONAL RISKS

Operational risk is defined in the Group's risk policy as the risk of losses due to inadequate or insufficient internal routines, human error or faulty systems, or due to outside circumstances. Responsibility under the Board for managing these risks rests within the entire Group and with each responsible manager, who must identify, limit and control his or her unit's operational risks. The Board of Directors' Audit and Security Committee has responsibility for particularly monitoring operational risks.

Future requirements

The Basle Committee on Banking Supervision is currently drafting requirements that, in the years ahead, are expected to make operational risks subject to the same capital adequacy requirements as credit and market risks. This work is being carefully monitored, so that the Group will be well positioned when new rules go into effect.

Organization

At the Group level, there is a special staff unit with functional responsibility to monitor, follow up and report the operational risks within the Group. Within the Group's various business areas and subsidiaries, employees have been specially appointed to take responsibility for coordinating risk controls within each operation. In addition, special units exist for physical and IT security, for example.

Risk areas

Self-evaluations of operational risks were conducted on a broad scale during the year within all the business areas and within priority Group staff and support functions. The analysis of this comprehensive material will serve as an important basis for further targeted measures to control operational risks.

The Group's policies and instructions are continuously reviewed against the backdrop of developments in the area and new requirements that are anticipated from supervisory authorities.

Different approaches

Operational risks affect all areas of the Group's operations. The risks are spread across a broad spectrum. The consequences and likelihood of risk-related losses also vary.

Quality work aimed at continuous improvements is essential in order to minimize more frequent but smaller losses in operational activities. To avoid larger unexpected risk-related losses, special risk and vulnerability analyses and preparations are made.

Methods and priorities

An intensive international effort is under way in the financial sector to develop methods and techniques to identify, evaluate and manage operational risks. The Group stays well informed of this work in various ways.

Developments are being made with regard to both qualitative methods, such as self-evaluations, and more quantitative methods, e.g. loss databases, modeling, etc. The Group's aim is to actively participate in this development. A pilot project is currently under way in the largest business areas involving the implementation of an operational loss database.

In addition to the broad-based risk-related work being done in various parts of the Group, high-priority measures will be taken in the following areas:

- E-business
- Launch of new products and services
- IT operations
- Access to competence.

In cooperation with the Group's insurance brokers, work is under way to investigate and evaluate the opportunities for risk transfers through new insurance solutions, among other things

Accounting principles

The annual report has been prepared in accordance with the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559), the regulations and general advice of the Swedish Financial Supervisory Authority and the recommendations of the Swedish Financial Accounting Standards Council.

Change in accounting principles

The Group's insurance operations have been consolidated in compliance with the general advice of the Swedish Financial Supervisory Authority. This means that assets and liabilities in the insurance operations are each reported collectively in the consolidated balance sheet and that the profit in the insurance operations is reported collectively in the consolidated profit and loss account. Comparative figures have not been restated.

Consolidated accounting

The consolidated accounts comprise FöreningsSparbanken AB and those companies in which the Bank directly or indirectly holds more than 50 percent of the voting rights of the shares. These companies are reported in the consolidated accounts in accordance with the purchase accounting method. Thus, a subsidiary's contribution to consolidated shareholders' equity consists only of the equity created after its acquisition. Any goodwill that arises is amortized individually over a maximum of 20 years.

The consolidated accounts also comprise associated companies, i.e. companies in which the Bank directly or indirectly holds more than 20 percent of the voting rights of the shares and where the ownership interest is an element in a long-term affiliation between the Bank and the company. Associated companies are consolidated in accordance with the equity method, with the exception of Eskilstuna Rekarne Sparbank AB, which is consolidated according to the proportional method. Profit in associated companies is reported on a separate line in the profit and loss account after the deduction of amortization of goodwill.

Companies taken over to protect claims have not been consolidated since they are of little significance or are expected to be divested within the near future.

Foreign subsidiaries and associated companies

Shares in foreign subsidiaries and associated companies that are refinanced in the same currency are valued at their acquisition price in the Parent Company. In the Group, subsidiaries and associated companies are translated in accordance with the current method. This means that assets and liabilities are translated to SEK at the closing day rate, while the profit and loss account is translated at the average rate for the financial year. Translation differences that arise from the use of the current method directly impact restricted and non-restricted equity. As a result, any translation differences attributable to the financing in foreign currency of the investment in a subsidiary's shares are applied directly against shareholders' equity, taking into account deferred tax.

International branches, subsidiaries and associated companies are classified as independent operations.

Assets and liabilities in foreign currency

Assets and liabilities in foreign currency are valued at their year-end closing prices. Outstanding forward contracts are valued at year-end market prices. Holdings of foreign bank notes have been valued at the buying rates for each currency as of the closing day.

Financial assets

The holding of financial instruments is divided into financial fixed assets and financial current assets. Securities that are intended to be held until maturity or for the long term are classified as financial fixed assets. Other securities as well as derivatives are classified as financial current assets.

Exchange rate differences on the purchase of interest-bearing securities are reported as interest and accrued so that the effective yield during the instrument's fixed interest period is constant. The instrument's acquisition value adjusted by exchange rate differences expensed or entered as income is termed its accrued acquisition value.

Financial fixed assets, which consist of interest-bearing securities, are valued at their accrued acquisition value. Realized gains/losses on financial fixed assets are reported under "Other operating income" and "Other operating expenses," respectively.

Financial current assets, which consist of transferable securities and derivatives in the trading operations, are valued at fair value. The gain that arises when book value exceeds acquisition value – or in the case of interest-bearing securities its accrued acquisition value – is allocated to a reserve for unrealized gains. The reserve is reported under restricted shareholders' equity after taking into account deferred tax. Other financial current assets are valued at the lower of acquisition value and fair value. In the profit and loss account, both unrealized and realized gains are reported under "Net profit on financial operations."

Derivatives with positive book value are reported under "Other assets," while those with negative book value fall under "Other liabilities."

Repos

In a true repurchase transaction, where in essence the repurchase is irrevocable, the asset is still reported on the selling party's balance sheet and the proceeds obtained are reported as a liability. The security sold is reported as a pledged asset and a memorandum item on the balance sheet. The buyer reports the proceeds it pays as a claim against the selling party. The difference between the proceeds based on the spot rate and forward rate is accrued as interest until maturity.

Stock loans

Stock loans to others remain on the balance sheet as securities and are reported as assets pledged and memorandum items, while stocks on loan from others are not reported as assets. Stocks on loan to others are valued in the same way as other security holdings of the same type. In cases where the borrowed stocks are sold, i.e. short-selling, an amount corresponding to the security's fair value is taken up as a liability.

Hedge accounting

In hedge accounting, the hedging instrument is valued according to the same valuation principles as the protected position, so-called hedge accounting at acquisition value.

To protect certain assets and liabilities or contractually fixed payment flows against interest risks, share price risks or currency risks, these positions are matched against positions with corresponding flows and maturities. Deferred hedge accounting is applied for positions that are individually or collectively identified and which have an effective hedge, i.e. a high correlation when values change. The effectiveness of the hedge is evaluated regularly until maturity.

If hedge accounting is suspended because the protected position is realized although the hedged position remains on the balance sheet (at acquisition value), the capital gain/loss is accrued over the remaining term of the hedged position.

For Spintab, all fixed-rate funding is reported according to hedge accounting, since it is matched by fixed-rate lending. As a result, any exchange rate differences realized from the repurchase of Spintab's funding are accrued over the remaining maturity of that funding. When the Bank buys Spintab's debt instruments, there is a corresponding accrual in the consolidated accounts of the difference between the Bank's acquisition value of the purchased instrument and Spintab's book value of the same.

Lending and provisions for loan losses

Claims are reported at the maximum value that is expected to be received. In the balance sheet, claims are reported net after the deduction of write-downs for both established and anticipated loan losses. On the liability side, anticipated loan losses are reported with regard to guarantees and other contingent liabilities. Operating profit is charged with established and anticipated loan losses less restored provisions and recoveries, as well as with the net cost of discharging guarantees and other contingent liabilities.

Provisions for anticipated loan losses as a rule are based on an individual assessment of loans and guarantees. For homogenous groups of claims with limited value and similar credit risks, collective valuations have been used. Provisions are made for anticipated losses if the solvency of the borrower is not expected to improve sufficiently within two years and the value of the collateral does not cover both the principal and accrued interest by a safe margin.

Property taken over to protect claims is valued at the lower of acquisition value and fair value.

Changes in value and capital gains/losses on property taken over are reported in the profit and loss account under "Change in value of property taken over."

Property used as collateral for doubtful claims is valued at fair value.

Leasing assets

The Group's leasing operations consist of financial leasing and are therefore reported as lending. As such, leasing fees are reported partly as an interest receivable and partly as amortization.

Financial liabilities

Financial liabilities are reported at either accrued acquisition value or, when the liability has a short fixed-interest period, at nominal value.

Price differences arising from issues are taken up as interest and accrued in the same way as interest-bearing assets.

Depreciation/amortization

Equipment used in operations is depreciated according to plan by 20 percent of acquisition value.

Real estate, with the exception of properties taken over to protect claims, is depreciated at the highest amount allowable for tax purposes.

Goodwill amortization is based on economic life. Goodwill attributable to Föreningsbanken AB, Robur Försäkring AB, AS Hansapank and F1-Holding is amortized according to plan at 5 percent. These acquisitions are treated as very long-term investments in stable, market-leading companies within FöreningsSparbanken's long-term, priority home market. Goodwill from other subsidiaries is amortized according to plan at 10 or 20 percent. Goodwill from associated companies is amortized according to plan at 10 or 20 percent.

Pension obligations

The Group's pension obligations are covered through insurance, allocations to pension funds and allocations on the balance sheet.

In accordance with the instructions of the Swedish Financial Supervisory Authority, an estimated pension expense for self-insured pension obligations is reported under operating expenses, as is payroll tax. The estimated pension premium is restored as an appropriation under "Settlement of pensions," where settlement is made against pension payments, actual payroll tax, tax on returns from the pension funds, allowances from, or allocations to, the funds, and the change in pension provisions in the balance sheet.

Tax

Tax on profit for the year includes actual tax, deferred tax and tax from previous years. The Group's deferred tax claim and tax liability have been estimated at 28 percent in Sweden and using each country's tax rate for foreign subsidiaries. A deferred tax claim which cannot be offset against a deferred tax liability is reported among other assets. Deferred tax liabilities are reported as provisions.

Operational profit and loss account

As of 2001 an operational profit and loss account has been introduced. The operational profit and loss account comprises the same legal entities and follows the same accounting principles as the legal profit and loss account, except that the items related to the insurance operations are integrated into the income and expenses of other operations.

The descriptions in the running text of the annual report are based on the operational profit and loss account, unless indicated otherwise. The business area review is also based on the operational accounts.

Definitions

ADJUSTED EQUITY PER SHARE
Shareholders' equity and the equity portion of the difference between the book value and fair value in the holding of financial fixed assets in relation to the number of shares outstanding.

CAPITAL ADEQUACY RATIO
The closing-day capital base in relation to the closing-day risk-weighted amount.

CAPITAL BASE
The sum of primary and supplementary capital less deductions in accordance with chapter 2 § 7 of the Act on Capital Adequacy. To cover capital requirements for market risks, subordinated loans with original maturities of at least two years may be included in the capital base.

CASH FLOW PER SHARE
Cash flow for the year in relation to the number of shares.

DOUBTFUL CLAIMS
Claims which are overdue for payment by more than 60 days and loans for which other circumstances cause uncertainty as to their value and for which the value of their collateral does not cover both principal and accrued interest by a safe margin.

DURATION
The average weighted maturity of payment flows calculated at present value and expressed in number of years.

EARNINGS PER SHARE AFTER DILUTION
The portion of profit for the financial year attributable to common shares in relation to a weighted average number of common shares outstanding during the period adjusted for the dilution effect of potential common shares.

EARNINGS PER SHARE BEFORE DILUTION
The portion of profit for the financial year attributable to common shares in relation to a weighted average number of common shares during the period.

EQUITY PER SHARE
Shareholders' equity in relation to the number of shares outstanding.

EXPENSE/INCOME RATIO
Total expenses in relation to total income.

INTEREST FIXING PERIOD
Contracted period during which interest on an asset or liability is fixed.

INTEREST MARGIN
The difference between the average interest on total assets and the average interest on total liabilities.

INVESTMENT MARGIN
Net interest income in relation to average total assets.

LIQUID ASSETS IN THE STATEMENT OF CASH FLOWS
Cash and balances with central banks, for net claims the net of demand loan receivables and demand loan liabilities with maturities up to five days, and Treasury bills, other bills and mortgage bonds eligible for refinancing with Sveriges Riksbank taking into account repos and short-selling.

LOAN LOSSES, NET
Established and anticipated losses for the year less restored provisions and recoveries related to loan claims as well as the year's net expense for discharging guarantees and other contingent liabilities.

LOAN LOSS LEVEL, NET
Loan losses, net, and changes in the value of property taken over in relation to the loan balance brought forward as well as property taken over and loan guarantees.

MATURITY
The time remaining until an asset or liability's terms change, its amortization date or its due date for final payment.

NET ASSET VALUE PER SHARE
Shareholders' equity according to the balance sheet and the equity portion of the difference between the book value and fair value of the assets and liabilities divided by the number of shares outstanding at year-end.

NUMBER OF EMPLOYEES
The number of employees at year-end, excluding long-term absences, in relation to the number of hours worked expressed in terms of full-time positions.

P/E RATIO
Share price at year-end in relation to earnings per share.

PRICE/EQUITY
The share price at year-end in relation to the closing-day equity per share.

PRIMARY CAPITAL
Shareholders' equity in the Parent Company including 72 percent of the untaxed reserves less goodwill as well as equity contributions and reserves that may be included in the capital base as primary capital according to chap. 2 § 6 of the Act on Capital Adequacy. The financial companies group also includes minority interests that accrue to companies covered by group-based accounting.

PRIMARY CAPITAL RATIO
Closing-day primary capital in relation to the closing-day risk-weighted amount.

PROBLEM LOANS, GROSS
Doubtful claims for which interest is not entered as income until payment is made and claims with interest concessions.

PROBLEM LOANS, NET
Problem loans, gross, less provisions made for anticipated loan losses.

PROVISION RATIO FOR DOUBTFUL CLAIMS
Provisions for anticipated loan losses in relation to doubtful claims, gross.

RETURN ON EQUITY
Profit for the financial year in relation to average shareholders' equity, adjusted for new share issues and dividends.

RETURN ON TOTAL CAPITAL
Operating profit in relation to average total assets.

RISK-WEIGHTED AMOUNT
Total assets on the balance sheet and off-balance sheet commitments divided by credit and market risks valued and risk-weighted according to current capital adequacy regulations. Volumes are weighted in relation to estimated risk so that they can be included in the risk-weighted volume at 0, 20, 50 or 100 percent.

SHARE OF DOUBTFUL CLAIMS
Doubtful claims, net, in relation to total lending.

SUPPLEMENTARY CAPITAL
Fixed-term subordinated liabilities (less a certain reduction if their remaining maturity is less than five years), undated subordinated liabilities and equity contributions and reserves that may be included in the capital base as supplementary capital according to chap. 2 § 6 of the Act on Capital Adequacy.

TOTAL LENDING
Lending to the public excluding the National Debt Office and to credit institutions excluding banks.

YIELD
Dividend per share in relation to the share price at year-end.

Profit and loss account

SEK M	Note	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Interest receivable	1	55,451	52,492	22,986	23,414
Interest payable	1	– 40,574	– 39,015	– 15,830	– 16,454
NET INTEREST INCOME*		**14,877**	**13,477**	**7,156**	**6,960**
Dividends received	2	143	237	4,553	4,652
Commissions receivable	3	7,217	7,806	4,980	5,640
Commissions payable	4	– 1,552	– 1,433	– 918	– 922
Net profit on financial operations	5	1,129	1,657	844	1,388
Other operating income	6	1,032	1,671	908	1,608
TOTAL INCOME		**22,846**	**23,415**	**17,523**	**19,326**
Staff costs	7	– 6,528	– 6,650	– 5,223	– 5,566
Surplus insurance refund from Alecta			282		174
Other administrative expenses	8,9	– 5,799	– 5,920	– 4,756	– 4,964
TOTAL ADMINISTRATIVE EXPENSES		**– 12,327**	**– 12,288**	**– 9,979**	**– 10,356**
Depreciation/amortization and write-down of tangible and intangible fixed assets	10	– 1,397	– 1,266	– 547	– 542
TOTAL EXPENSES		**– 13,724**	**– 13,554**	**– 10,526**	**– 10,898**
PROFIT BEFORE LOAN LOSSES		**9,122**	**9,861**	**6,997**	**8,428**
Loan losses, net	11	– 1,313	– 1,123	– 1,061	– 764
Change in value of property taken over	12	– 24	8	– 2	3
Write-down of financial fixed assets		– 10		– 294	– 105
Share of profit of associated companies		– 129	197		
Operating profit in banking operations		7,646	8,943		
Operating profit in insurance operations	13, 49	393	423		
PROFIT BEFORE APPROPRIATIONS AND TAXES		**8,039**	**9,366**	**5,640**	**7,562**
Appropriations	14	– 87	– 5	– 1,244	– 1,126
Tax on profit for the year	15	– 2,123	– 2,476	– 1,249	– 1,767
Minority interest		– 625	– 501		
PROFIT FOR THE FINANCIAL YEAR		**5,204**	**6,384**	**3,147**	**4,669**
* of which, charge for deposit guarantee		– 91	– 553	– 89	– 541

The descriptions in the running text of the Board of Directors' report are based on the operational profit and loss account, as shown on page 68. A bridge bridge between of the operational and legal profit and loss account is provided on the same page.

Balance sheet

SEK M	Note	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Assets					
Cash and balances with central banks		7,544	5,847	3,375	2,769
Treasury bills and other bills eligible for refinancing with central banks	16	22,922	29,145	19,424	27,663
Loans to credit institutions	11,17	131,580	130,196	155,458	149,699
Loans to the public	11,18	662,236	629,737	211,473	219,031
Bonds and other interest-bearing securities	19	41,824	30,151	44,506	31,986
Shares and participating interests	20	4,562	8,230	4,039	7,337
Shares and participating interests in associated companies	21	3,137	3,100	2,725	2,702
Shares and participating interests in Group companies	22			23,763	23,102
Assets in the insurance operations	23	42,614	45,505		
Intangible fixed assets	24	7,005	7,191	1,560	1,662
Tangible assets	25	3,059	2,392	1,149	1,315
Other assets	26,27	24,559	29,681	21,848	26,867
Prepayments and accrued income	28	8,590	8,264	4,242	4,387
TOTAL ASSETS		**959,632**	**929,439**	**493,562**	**498,520**

SEK M	Note	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Liabilities, provisions and shareholders' equity					
Amounts owed to credit institutions	29	122,599	126,478	116,924	117,030
Deposits and borrowings from the public	30	247,190	247,438	214,297	229,348
Debt securities in issue	31	420,362	379,620	72,911	56,191
Liabilities in the insurance operations	32	43,198	45,389		
Other liabilities	27, 33	38,512	45,272	31,163	39,016
Accruals and deferred income	34	10,240	13,140	3,114	5,795
Provisions	35	3,370	3,028	438	424
Subordinated liabilities	36	31,604	29,359	22,910	20,119
Minority interests		5,074	4,761		
Untaxed reserves	37			7,230	6,074
Subscribed capital	38	10,556	10,556	10,556	10,556
Reserves	38	17,355	16,442	7,289	7,267
Profit brought forward	38	4,368	1,572	3,583	2,031
Profit for the financial year	38	5,204	6,384	3,147	4,669
TOTAL LIABILITIES, PROVISIONS AND SHAREHOLDERS' EQUITY		**959,632**	**929,439**	**493,562**	**498,520**
Assets pledged for own liabilities	39	73,446	96,483	73,328	96,307
Other assets pledged	40	54,314	66,758	12,014	22,288
Contingent liabilities	41	18,817	15,775	17,848	17,057
Commitments	42	3,113,269	2,361,231	2,847,704	2,147,334

Notes not directly related to the profit and loss account or balance sheet.

Note 43 – Capital adequacy analysis
Note 44 – Other disclosures
Note 45 – Disclosure of fair value
Note 46 – Interest fixing periods
Note 47 – Currency distribution

Statement of cash flows

SEK M	Note	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Liquid assets at beginning of period *		72,647	75,159	62,890	53,994
Operating activities					
Operating profit		8,039	9,366	5,640	7,562
Adjustments for non-cash items	48	- 301	3,480	- 722	2,099
Taxes paid		- 2,954	- 1,478	- 2,358	- 1,400
Increase in loans to credit institutions		- 222	- 12,458	- 7,062	- 2,558
Increase/decrease in loans to the public		- 30,579	- 30,481	2,613	- 274
Increase/decrease in holdings of securities classified as current assets		- 2,465	- 4,617	- 11,994	- 8,051
Increase/decrease in deposits and borrowings from the public, including retail bonds		15,799	4,059	12,548	- 3,527
Increase/decrease in amounts owned to credit institutions		11,076	- 19,931	15,202	- 20,797
Change in other assets and liabilities, net		5,613	3,124	3,150	1,860
CASH FLOW FROM OPERATING ACTIVITIES		**4,006**	**- 48,936**	**17,017**	**- 25,086**
Investing activities					
Purchase of fixed assets		- 2,722	- 2,367	- 1,333	- 1,277
Sale of fixed assets		1,298	2,344	510	2,926
Branch sales		50	114	50	114
CASH FLOW FROM INVESTING ACTIVITIES		**- 1,374**	**91**	**- 773**	**1 763**
Financing activities					
Issuance of interest-bearing securities		152,787	114,315	7,174	6,295
Redemption of interest-bearing securities		- 153,187	- 92,332	- 2,099	- 6,994
Increase/decrease in other funding		17,675	26,558	- 8,478	35,437
Dividend paid		- 2,903	- 2,639	- 2,903	- 2,639
Warrants			120		120
CASH FLOW FROM FINANCING ACTIVITIES		**14,372**	**46,022**	**- 6,306**	**32,219**
Cash flow for the period		17,004	- 2,823	9,938	8,896
Exchange rate differences in liquid assets		556	311		
Acquired liquid assets		3,946			
Liquid assets at year-end		94,153	72,647	72,828	62,890
* of which securities pledged for OM, etc.					
at beginning of year		8,981	4,657	8,981	4,657
at year-end		4,400	8,981	4,400	8,981

ANALYSIS OF THE CONSOLIDATED STATEMENT OF CASH FLOWS

The statement of cash flows shows receipts and disbursements during the year as well as liquid assets at the beginning and end of the year.

The statement of cash flows is reported according to the indirect method and is based on operating profit for the period as well as changes in the balance sheet. Operating profit is adjusted for changes not included in cash flow from operating activities.

In the case of operations that are acquired or sold, the opening balances of acquired units and closing balances of divested units are excluded. Reported cash flows are divided into receipts and disbursements from operating activities, investing activities and financing activities.

Operating activities

Cash flow from operating activities is based on operating profit for the period. Adjustments are made for income taxes paid and items not included in cash flow from operating activities. Changes in assets and liabilities from operating activities consist of items that are part of normal business activities - such as loans to and deposits and borrowings from the public as well as loans and amounts owed to credit institutions - and that are not attributable to investing and financing activities.

Profit-generated cash flow includes interest receipts of SEK 55,818 M (52,640) and interest payments, including capitalized interest, of SEK 41,249 M (39,028).

Investing activities

Investing activities consist of the purchase and sale of fixed assets. When businesses are acquired or divested, the liquid assets brought forward are deducted. Liquid assets acquired through Hansapank's subsidiary LTB are reported separately.

Purchases of shares/participating interests in 2001 include the acquisition of shares in LTB and Vimmerby Sparbank AB as well as an expanded holding in F1-Holding. The combined purchase price of these acquisitions is SEK 1,166 M. In the LTB acquisition, assets excluding acquired liquidity amounted to SEK 4,979 M and liabilities to SEK 8,685 M.

Financing activities

The issuance and repayment of bond loans with maturities exceeding one year are reported gross. The item "Change in other funding" includes the net change *in funding with short-term maturities and high turnover.*

Liquid assets

Liquid assets include cash and balances with central banks, for net claims the net of demand loan receivables and demand loan liabilities with maturities up to five days, and Treasury bills, other bills and mortgage bonds eligible for refinancing with Sveriges Riksbank taking into account repos and short-selling.

Specification of liquid assets

	2001	2000
Cash and balances with central banks	7,544	5,846
Demand loans, net	4,113	0
Securities eligible for refinancing adjusted for repos and short-selling	82,496	66,801
TOTAL	**94,153**	**72,647**

Notes

NOTE 1 – NET INTEREST INCOME

Group SEK M	2001 Interest	2001 Average balance	2000 Interest	2000 Average balance
INTEREST RECEIVABLE				
Credit institutions	6,165	151,548	5,564	127,248
SEK	3,944	104,673	3,243	94,919
Foreign currency	2,221	46,874	2,321	32,329
Loans to the public	40,903	651,288	38,329	599,291
SEK	33,166	541,795	33,262	518,172
Foreign currency	7,737	109,493	5,067	81,119
Interest-bearing securities	2,711	63,922	2,410	58,203
SEK	1,303	41,264	1,262	41,826
Foreign currency	1,408	22,658	1,148	16,378
Other	5,672		6,189	
SEK	432		753	
Foreign currency	5,240		5,436	
TOTAL	**55,451**		**52,492**	
SEK	38,845		38,520	
Foreign currency	16,606		13,972	
INTEREST PAYABLE				
Credit institutions	6,339	133,184	6,540	130,171
SEK	3,446	76,328	3,367	77,207
Foreign currency	2,893	56,855	3,173	52,964
Deposits and borrowings from the public	6,153	250,040	6,047	235,205
SEK	4,612	206,269	4,747	209,547
Foreign currency	1,541	43,771	1,300	25,658
Debt securities in issue	20,246	416,978	19,452	362,687
SEK	9,023	162,659	9,526	177,074
Foreign currency	11,223	254,319	9,926	185,613
Subordinated liabilities	2,008		2,083	
SEK	217		311	
Foreign currency	1,791		1,772	
Other	5,828		4,893	
SEK	480		184	
Foreign currency	5,348		4,709	
TOTAL	**40,574**		**39,015**	
SEK	17,778		18,135	
Foreign currency	22,796		20,880	
TOTAL NET INTEREST	**14,877**		**13,477**	
SEK	21,067		20,385	
Foreign currency	– 6,190		– 6,908	
TOTAL AVERAGE BALANCE, ASSETS		**977,898**		**899,684**
TOTAL AVERAGE BALANCE, LIABILITIES		**942,694**		**867,527**

Interest margin		1.37		1.34
Investment margin		1.52		1.50
Average interest rate on loans to the public		6.28		6.40
Average interest rate on deposits from the public		2.46		2.57
Interest receivable on securities classified as current assets		2,617		2,237

The Bank SEK M	2001 Interest	2001 Average balance	2000 Interest	2000 Average balance
INTEREST RECEIVABLE				
Credit institutions	6,848	168,995	6,594	154,451
SEK	4,941	130,056	4,648	128,979
Foreign currency	1,907	38,939	1,946	25,472
Loans to the public	13,078	216,574	12,999	210,716
SEK	11,950	196,515	11,895	193,495
Foreign currency	1,128	20,059	1,104	17,221
Interest-bearing securities	2,484	62,831	2,258	54,991
SEK	1,641	44,346	1,338	41,198
Foreign currency	843	18,484	920	13,793
Other	576		1,563	
SEK	576		748	
Foreign currency	0		815	
TOTAL	**22,986**		**23,414**	
SEK	19,108		18,629	
Foreign currency	3,878		4,785	
INTEREST PAYABLE				
Credit institutions	5,584	129,358	5,527	130,638
SEK	3,391	86,907	3,117	91,036
Foreign currency	2,193	42,451	2,410	39,602
Deposits and borrowings from the public	5,310	223,359	5,538	219,750
SEK	4,550	204,882	4,704	208,119
Foreign currency	760	18,477	834	11,631
Debt securities in issue	2,989	66,815	3,340	50,010
SEK	224	4,170	297	5,838
Foreign currency	2,765	62,645	3,043	44,172
Subordinated liabilities	1,477		1,416	
SEK	207		212	
Foreign currency	1,270		1,204	
Other	470		633	
SEK	469		170	
Foreign currency	1		463	
TOTAL	**15,830**		**16,454**	
SEK	8,841		8,500	
Foreign currency	6,989		7,954	
TOTAL NET INTEREST	**7,156**		**6,960**	
SEK	10,267		10,129	
Foreign currency	– 3,111		– 3,169	
TOTAL AVERAGE BALANCE, ASSETS		**515,650**		**489,066**
TOTAL AVERAGE BALANCE, LIABILITIES		**493,026**		**467,280**
Interest margin		1.25		1.27
Investment margin		1.39		1.42
Average interest rate on loans to the public		6.04		6.17
Average interest rate on deposits from the public		2.38		2.52
Interest receivable on securities classified as current assets		2,426		2,054

NOTE 2 – DIVIDENDS RECEIVED

	Group		The Bank	
SEK M	2001	2000	2001	2000
Shares and participating interests	143	237	136	228
Shares in associated companies			73	31
Shares in Group companies*			4,344	4,393
TOTAL	**143**	**237**	**4,553**	**4,652**
* of which through Group contributions			4,293	4,171

NOTE 3 – COMMISSIONS RECEIVABLE

SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Payment processing commissions	2,557	2,232	2,031	1,892
Lending commissions	585	447	358	341
Deposit commissions	33	22	32	21
Guarantee commissions	139	166	93	122
Securities commissions				
Brokerage	438	860	356	768
Asset management	2,380	2,827	1,364	1,623
Other securities commissions	140	159	143	162
Other commissions				
Real estate brokerage commissions	133	139		
Other	812	954	603	711
TOTAL	**7,217**	**7,806**	**4,980**	**5,640**

NOTE 4 – COMMISSIONS PAYABLE

SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Payment processing commissions	892	815	764	749
Securities commissions	172	191	122	140
Other commissions	488	427	32	33
TOTAL	**1,552**	**1,433**	**918**	**922**

NOTE 5 – NET PROFIT ON FINANCIAL OPERATIONS

SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Capital gains/losses				
Shares/participating interests	– 158	650	– 187	592
Interest-bearing securities	226	219	239	191
Other financial instruments	19	31	2	
TOTAL	**87**	**900**	**54**	**783**
Unrealized changes in value				
Shares/participating interests	260	– 152	273	– 149
Interest-bearing securities	– 38	120	– 62	146
Other financial instruments	– 46	3		1
TOTAL	**176**	**– 29**	**211**	**– 2**
Change in exchange rates	866	786	579	607
TOTAL	**1,129**	**1,657**	**844**	**1,388**

NOTE 6 – CHANGE IN EXCHANGE RATES

SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Capital gains, financial fixed assets	11	716		716
Income from real estate operations	49	15	1	2
Capital gains, properties, equipment, etc.	32		40	12
IT services	661	583	707	628
Other operating income	279	357	160	250
TOTAL	**1,032**	**1,671**	**908**	**1,608**

NOTE 7 – STAFF COSTS

Figures for employees of the insurance operations are not included here, but are reported separately in Note 49.

SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Wages, salaries and other remuneration	3,978	3,940	3,155	3,253
Pension costs				
Estimated costs	129	118	127	109
Premiums paid	441	329	407	285
Social insurance charges	1,361	1,430	1,104	1,222
Allocation to profit-sharing fund	336	622	208	535
Training costs	127	103	103	83
Other staff costs	156	108	119	79
TOTAL	**6,528**	**6,650**	**5,223**	**5,566**
Wages, salaries and remuneration to the Board, President and Executive Vice Presidents in Sweden	76	73	47	47
to other employees in Sweden	3,247	3,442	3,022	3,150
Wages, salaries and remuneration to the Board, President and Executive Vice Presidents in Baltic region	7	5		
to other employees in Baltic region	422	246		
Wages, salaries and remuneration to the Board, President and Executive Vice Presidents in Denmark	10	6		
to other employees in Denmark	123	80	28	6
Wages, salaries and remuneration to the Board, President and Executive Vice Presidents in Luxembourg	5	1		
to other employees in Luxembourg	24	28		
Wages, salaries and remuneration to other employees outside Sweden	44	41	44	35
Bonuses and comparable remuneration to the President and Executive Vice Presidents	20	18	14	15
TOTAL	**3,978**	**3,940**	**3,155**	**3,253**
Number of hours worked (thousands)	28,615	23,271	15,194	15,686

Average number of employees based on 1,570 hours per employee	Group 2001	Group 2000
FöreningsSparbanken AB	9,763	9,991
Spintab *	40	155
FöreningsSparbanken Finans *	91	138
Robur Kapitalförvaltning **	254	169
Mandab	2	2
FöreningsSparbanken Juristbyrå	5	4
FöreningsSparbanken Fastighetsbyrå	122	163
Skepparholmen Hotell & Konferens	17	35
Kundinkasso	37	38
FöreningsSparbanken Öland	66	67
Eskilstuna Rekarne Sparbank	58	56
Swedbank (Luxembourg)	58	57
FI-Holding	172	179
Hansabank Group	7,989	3,770
TOTAL	**18,674**	**14,824**
of whom, in		
Baltic states	7,989	3,770
Denmark	202	223
Norway	9	8
Luxembourg	58	57
Great Britain	19	17
USA	14	16
Japan	2	2
China	3	
TOTAL	**8,296**	**4,093**

* The decreases in the number of employees between years is primarily due to the fact that staff has been transferred from Spintab and FöreningsSparbanken Finans to the Lending business area of FöreningsSparbanken.

** The increase in the number of employees in Robur Kapitalförvaltning between years is primarily due to the fact that staff has been transferred from Robur Försäkring to Robur Kapitalförvaltning.

The number of Group employees at year-end excluding long-termabsentees in relation to hours worked expressed as full-time positions	16,020	12,855

In the Group, 64 percent of employees were women and 36 percent men, while in the Bank 59 percent were women and 41 percent men. The underlying employee turnover in the Swedish companies, excluding insurance operations, was 5 percent, excluding retirements.

Average number of employees in %	**Women**	**Men**
Sweden	58	42
Baltic region	73	27
Denmark	36	64
Norway	50	50
Luxembourg	48	52
Great Britain	38	62
USA	21	79
Japan	50	50
China	67	33

Information on remuneration to senior executives

SEK 000	**2001**	**2000**
Directors' fees and remuneration,		
Annual remuneration to the Board of Directors approved		
by the Annual General Meeting	6,400	5,600
of which, to the Chairman	1,800	1,800
Remuneration paid to the President		
including bonus of 900 * (1,200)	5,771	5,900
of which, to Göran Ahlström until April 11, 2000		1,204
of which, to Birgitta Johansson-Hedberg		
as of April 12, 2000 including bonus of 1,200		4,696

The bonus paid to the President is maximized at 25 percent of his/her annual salary.
Remuneration is not paid to Board members with employment agreements with the Group.

* estimated, though not yet approved

Pensions

SEK 000	Group **2001**	Group **2000**	The Bank **2001**	The Bank **2000**
The year's costs for pensions and similar benefits:				
To current and former Presidents and Executive Vice				
Presidents (59 individuals)	52,845	49,956	42,281	43,409

Pension commitments have been secured through insurance or pension funds with assets of SEK 269 M (217).

Pension commitments

President Birgitta Johansson-Hedberg has the right to retire at age 60 with 70 percent of her salary between the age of 60 and 65 and 45 percent of her salary thereafter, with no deduction for her previous pension entitlements.

Other members of the Executive Management with the title of Executive Vice President have the right to retire at age 60 with 60-70 percent of their salary less any previous pension entitlements.

Termination conditions for the President

If employment is terminated by the Bank, the President will receive a salary during a 12-month term of notice. To this is added severance pay for 12 months.

Termination conditions for the Executive Vice Presidents

If employment is terminated by the Bank, the Executive Vice Presidents will receive a salary during their term of notice, i.e. 6-12 months. To this is added severance pay for 12-24 months. Settlement is made if new employment is secured; in several cases settlement requires that termination take place before age 55.

Loans to senior executives in the

SEK 000	**Group 2001**	**The Bank 2001**
President, Deputy President and Executive Vice Presidents		
(a total of 88 individuals)	67,479	33,292
Members of the Board of Directors and their deputies		
(a total of 156 individuals)	101,487	36,053

The Group has not pledged any assets or other collateral or committed to contingent liabilities on behalf of any senior executives.

NOTE 8 – OTHER ADMINISTRATIVE EXPENSES

SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Expenses for premises	17	43	2	6
Rents, etc.	1,025	1,002	839	872
IT expenses	1,401	1,504	1,195	1,310
Telecommunications, postage	445	461	322	345
Consulting and outside services	846	730	716	608
Travel, entertainment	260	236	193	184
Office supplies	214	252	182	220
Advertising, public relations, marketing	492	583	373	449
Security transports, alarm systems	244	200	214	179
Other administrative expenses	653	715	546	606
Other overhead expenses	202	194	174	185
TOTAL	**5,799**	**5,920**	**4,756**	**4,964**

Compensation to the Group's Auditors for auditing work and consultations in 2001:

SEK M	Group Audit	Group Consultation	The Bank Audit	The Bank Consultation
Deloitte &Touche	15	12	7	7
Ernst & Young	2	1	1	
Arthur Andersen	1		1	
Others	2			
TOTAL	20	13	9	7

NOTE 9 – OPERATIONAL LEASING

The Group's leasing agreements primarily pertain to buildings and premises.

As of December 31, 2001, the total amount of future minimum leasing fees related to irrevocable leases are distributed by expiration date as follows:

SEK M	Costs
2002	695
2003	709
2004	723
2005	738
2006	752
After 2006	767
	4,384

NOTE 10 – DEPRECIATION/AMORTIZATION AND WRITE-DOWNS OF TANGIBLE AND INTANGIBLE ASSETS

SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Depreciation				
Equipment	649	592	445	440
Real estate	35	26	0	0
Amortization of goodwill	693	630	101	101
Other intangible assets	20	18	1	1
TOTAL	**1,397**	**1,266**	**547**	**542**

With regard to depreciation and amortization principles, see "Accounting Principles."

NOTE 11 – LOAN LOSSES, NET

SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Claims assessed individually				
The year's write-down for established loan losses	1,262	2,058	632	1,076
Reversal of previous provisions for anticipated loan losses	– 508	– 817	– 200	– 395
The year's provisions for anticipated loan losses	1,587	728	1,059	391
Recoveries from previous years' established loan losses	– 730	– 471	– 325	– 151
Recovered provisions for anticipated loan losses	– 376	– 447	– 158	– 205
The year's net expense for individually assessed loan losses	1,235	1,051	1,008	716
Claims assessed collectively				
The year's established loan losses	75	99	69	98
Recoveries from previous years' established loan losses	– 18	– 15	– 14	– 13
Allocations to/withdrawals from loan loss reserve	– 2	– 8	0	– 24
The year's net expense for collectively assessed claims	55	76	55	61
Contingent liabilities				
The year's net expense for discharged guarantees and other contingent liabilities	23 *	– 4 *	– 2	– 13
NET LOAN LOSS EXPENSE FOR THE YEAR	**1,313**	**1,123**	**1,061**	**764**
* of which				
established	30	5		
provisions	11	3		
recovered	– 18	– 12		

LOAN LOSSES DIVIDED BY CATEGORY SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Write-down of, and provisions for, claims				
Credit institutions				
General public	2,457	2,076	1,569	1,177
TOTAL	**2,457**	**2,076**	**1,569**	**1,177**
Recoveries of claims				
Credit institutions	– 2		– 2	
General public	– 1,142	– 953	– 506	– 413
TOTAL	**– 1,144**	**– 953**	**– 508**	**– 413**
TOTAL	**1,313**	**1,123**	**1,061**	**764**

LOAN LOSSES AND CHANGE IN VALUE OF PROPERTY TAKEN OVER SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Total loan losses	1,313	1,123	1,061	764
Total change in value of property taken over, see Note 12	24	– 8	2	– 3
TOTAL	**1,337**	**1,115**	**1,063**	**761**

PROBLEM LOANS SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Unsettled claims for which accrued interest has also been entered as income	638	1,056	231	589
Problem loans				
Doubtful claims	– 127	– 164	56	71
Claims with interest concessions	130	147	48	40
TOTAL NET PROBLEM LOANS	**3**	**– 17**	**104**	**111**
Provisions	4,380	3,381	2,108	1,384
TOTAL GROSS PROBLEM LOANS	**4,383**	**3,364**	**2,212**	**1,495**
Provision ratio, doubtful claims, %	103.0	105.1	97.4	95.1
Loss of interest income on problem loans*	85	80	63	83
Current yield on problem loans during the financial year, SEK M	137	99	61	60
Average yield on gross mean value of problem loans, %	3.70	2.60	3.51	3.14
Average interest rate on claims in SEK which do not constitute problem loans, %	6.20	6.30	5.90	6.30

The relationship between problem loans and provisions is affected by standard provisions in foreign subsidiaries.

* Loss of interest income has been calculated as the difference between the interest payments received on problem loans and the interest receivable that would have been reported had the loans not constituted problem loans.

NOTE 12 – CHANGE IN VALUE OF PROPERTY TAKEN OVER

SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Realized change in value				
Real estate	0	– 3	0	– 3
Other property	17	0	0	0
TOTAL	**17**	**– 3**	**0**	**– 3**
Unrealized change in value				
Real estate	2		2	
Other property	5	– 5		
TOTAL	**7**	**– 5**	**2**	**0**
TOTAL	**24**	**– 8**	**2**	**– 3**

PROPERTY TAKEN OVER SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Book value				
Buildings and land	21	4	2	3
Condominiums	1	1		
Shares and other participating interests	14	18	7	7
Other property taken over	10	0	1	0
TOTAL	**46**	**23**	**10**	**10**

PROPERTY TAKEN OVER FOR THE PROTECTION OF CLAIMS **Group, 2001**	**Number**	**Book value SEK M**	**Fair value SEK M**
Sweden			
Single-family homes			
Other properties	5	2	2
Other countries			
Single-family homes	6	1	1
Other properties	21	18	18
TOTAL	**32**	**21**	**21**

None of the properties are located in Stockholm, Gothenburg or Malmö.

NOTE 13 – OPERATING PROFIT IN INSURANCE OPERATIONS

SEK M	Group 2001	Group 2000
Non-life insurance operations	23	15
Life insurance operations	370	408
TOTAL	**393**	**423**

NOTE 14 – APPROPRIATIONS

ALLOCATIONS/WITHDRAWALS SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Untaxed reserves			– 1,156	– 1,119
Settlement of pensions	– 87	– 5	– 88	– 7
TOTAL	**– 87**	**– 5**	**– 1,244**	**– 1,126**

UNTAXED RESERVES SEK M	The Bank 2001	The Bank 2000
Accelerated depreciation, equipment	– 37	
Tax allocation reserve	– 1,119	– 1,119
TOTAL	**– 1,156**	**– 1,119**

SETTLEMENT OF PENSIONS SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Estimated pension costs	128	114	126	109
Pensions paid	– 10	– 10	– 10	– 10
Payroll tax and tax on pension returns	– 141	– 73	– 140	– 70
Allowance from pension funds	2	6	2	6
Provisions for pension funds	– 66	– 42	– 66	– 42
TOTAL	**– 87**	**– 5**	**– 88**	**– 7**

NOTE 15 – TAX ON PROFIT FOR THE YEAR

SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Estimated tax on profit for the year	– 1,592	– 1,578	– 1,236	– 1,284
Tax related to previous years	– 96	– 54	– 23	– 67
Deferred tax	– 435	– 844	10	– 416
TOTAL	**– 2,123**	**– 2,476**	**– 1,249**	**– 1,767**

The Bank, 2001

The tax charge represents 28.4 percent of the Bank's profit before tax.
The difference between the Bank's tax charge and the tax charge based on current tax rates is explained below:

	SEK M	Percent
Tax charge	– 1,249	– 28.4
Tax charge, 28% of profit before tax	– 1,231	– 28.0
DIFFERENCE	**– 18**	**– 0.4**
The difference consists of the following items		
Additional tax related to previous years	– 23	– 0.5
Non-deductible income/expenses	5	0.1
TOTAL	**– 18**	**– 0.4**

Group, 2001

The tax charge represents 26.7 percent of the Group's profit before tax.
The difference between the Group's tax charge and the tax charge based on current tax rates is explained below:

	SEK M	Percent
Tax charge	– 2,123	– 26.7
Tax charge, 28% of profit before tax	– 2,226	– 28.0
DIFFERENCE	**103**	**1.3**
The difference consists of the following items		
Additional tax related to previous years	– 96	– 1.2
Tax-exempt income/Non-deductible expenses	– 59	– 0.7
Temporary differences for which deferred tax has not been booked	– 18	– 0.2
Other tax base in insurance operations	66	0.8
Other tax rates in other countries	209	2.6
Other	1	
TOTAL	**103**	**1.3**

As of 2000 Hansapank does not pay any income tax in Estonia. On the other hand, Hansabpank pays tax on dividends to individuals and companies that are not domiciled in Estonia. The tax rate is 26/74 of the distributed amount. The tax reduces profit brought forward. Deferred tax has not been taken into account.

Nor has deferred tax been booked on temporary differences between the value in the consolidated accounts and the written-down value of investments in subsidiaries and associated companies, since dividends on these investments are tax exempt. Moreover, the Bank can essentially determine when it wishes to divest the shares, which is not expected to occur in the foreseeable future.

NOTE 16 – TREASURY BILLS AND OTHER BILLS ELIGIBLE FOR REFINANCING WITH CENTRAL BANKS

Group	Fair value		Book value		Accrued acqusition value		Nominal amount	
SEK M	2001	2000	2001	2000	2001	2000	2001	2000
Treasury bills and other bills eligible for refinancing with central banks								
Current assets								
Swedish Government	16,829	26,629	16,830	26,629	16,835	26,582	16,859	26,894
Swedish municipalities	1,665	149	1,665	149	1,663	146	1,671	147
Foreign governments	958	1,414	958	1,414	960	1,428	964	1,529
TOTAL	**19,452**	**28,192**	**19,453**	**28,192**	**19,458**	**28,156**	**19,494**	**28,570**
Fixed assets								
Swedish Government	1,039	966	976	949	976	949	1,000	1,000
Swedish municipalities	3	4	3	4	3	4	3	4
Foreign governments	2,499		2,490		2,490		2,508	
TOTAL	**3,541**	**970**	**3,469**	**953**	**3,469**	**953**	**3,511**	**1,004**
TOTAL	**22,993**	**29,162**	**22,922**	**29,145**	**22,927**	**29,109**	**23,005**	**29,574**
of which								
in foreign currency			3,448	1,427				

The Bank	Fair value		Book value		Accrued acqusition value		Nominal amount	
SEK M	2001	2000	2001	2000	2001	2000	2001	2000
Treasury bills and other bills eligible for refinancing with central banks								
Current assets								
Swedish Government	16,779	26,557	16,779	26,557	16,785	26,510	16,809	26,822
Swedish municipalities	1,665	149	1,665	149	1,663	146	1,671	147
Foreign governments	1	4	1	4	1	4	1	95
TOTAL	**18,445**	**26,710**	**18,445**	**26,710**	**18,449**	**26,660**	**18,481**	**27,064**
Fixed assets								
Swedish Government	1,039	966	976	949	976	949	1,000	1,000
Swedish municipalities	3	4	3	4	3	4	3	4
Foreign governments								
TOTAL	**1,042**	**970**	**979**	**953**	**979**	**953**	**1,003**	**1,004**
TOTAL	**19,487**	**27,680**	**19,424**	**27,663**	**19,428**	**27,613**	**19,484**	**28,068**
of which								
in foreign currency			1	4				

Summary of maturities	Group		The Bank	
SEK M	2001	2000	2001	2000
Remaining maturity				
≤ 1 year	14,799	22,041	13,172	21,529
> 1 year — 5 years	4,749	6,068	2,961	5,098
> 5 years — 10 years	2,654	953	2,571	953
> 10 years	720	83	720	83
TOTAL	**22,922**	**29,145**	**19,424**	**27,663**
Average remaining maturity	2.1 years	0.9 years	2.1 years	0.8 years

The nominal value in the Group in 2001 exceeded the book value by SEK 83 M.

Group SEK M	Discounting instrument	Coupon instrument	Total
Surplus value	3	282	285
Discounted value	– 345	– 23	– 368
TOTAL	**– 342**	**259**	**– 83**

The nominal value in the Group in 2001 exceeded the book value by 60 SEK M.

The Bank SEK M	Discounting instrument	Coupon instrument	Total
Surplus value		282	282
Discounted value	– 332	– 10	– 342
TOTAL	**– 332**	**272**	**– 60**

NOTE 17 – LOANS TO CREDIT INSTITUTIONS

	Group		The Bank	
SEK M	2001	2000	2001	2000
Fixed assets				
Swedish banks	28,561	19,780	28,362	19,944
Other Swedish credit institutions	6,462	2,926	38,063	27,381
Provision for anticipated loan losses	– 1	– 1	– 1	– 1
TOTAL	**35,022**	**22,705**	**66,424**	**47,324**
Foreign banks	81,628	97,347	74,104	92,805
Other foreign credit institutions	14,938	10,153	14,938	9,579
Provision for anticipated loan losses	– 8	– 9	– 8	– 9
TOTAL	**96,558**	**107,491**	**89,034**	**102,375**
TOTAL	**131,580**	**130,196**	**155,458**	**149,699**
of which				
in foreign currency	43,294	33,676	37,343	28,994
Group companies			32,028	28,458
associated companies	56	124	56	124

Subordinated claims	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Group companies			1,818	676
Associated companies	251	253	251	253
Other	391	319	391	319
TOTAL	**642**	**572**	**2,460**	**1,248**

Summary of maturities * SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Remaining maturity				
Payable on demand	25,792	2,650	22,566	15,315
< 3 months	98,354	116,960	126,681	123,508
≥ 3 months – 1 year	7,097	9,569	5,938	9,859
> 1 year – 5 years	312	945	248	945
> 5 years	25	72	25	72
TOTAL	**131,580**	**130,196**	**155,458**	**149,699**
Average remaining maturity	0.2 years	0.2 years	0.2 years	0.2 years

NOTE 18 – LOANS TO THE PUBLIC

SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Fixed assets				
Swedish public	545,142	536,392	186,182	188,046
Foreign public	112,096	79,046	18,021	14,689
Insurance companies	9,369	17,670	9,369	17,670
Provisions for anticipated loan losses, Swedish public	– 2,614	– 1,857	– 2,055	– 1,326
Provisions for anticipated loan losses, foreign public	– 1,757	– 1,514	– 44	– 48
TOTAL	**662,236**	**629,737**	**211,473**	**219,031**
of which				
in foreign currency	116,659	95,888	21,560	19,175
Group companies			1	32

Subordinated claims	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Other companies	676	562	676	562
TOTAL	**676**	**562**	**676**	**562**

Summary of maturities SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Remaining maturity *				
Payable on demand	9,422	9,781	10,472	8,308
< 3 months	200,548	185,175	67,139	79,201
≥ 3 months – 1 year	96,204	103,132	47,436	45,592
> 1 year – 5 years	231,921	215,091	41,208	42,652
> 5 years	124,141	116,558	45,218	43,278
TOTAL	**662,236**	**629,737**	**211,473**	**219 031**
Average remaining maturity	3.5 years	3.5 years	3.5 years	3.3 years

* The Bank always retains the right to terminate loans for repayment within one year according to chap. 2 § 19 of the Swedish Banking Act.

NOTE 19 – BONDS AND OTHER INTEREST-BEARING SECURITIES

Group SEK M	Fair value 2001	2000	Book value 2001	2000	Accrued acquisition value 2001	2000	Nominal amount 2001	2000
Issued by other than public agencies								
Current assets								
Swedish mortgage institutions	18,345	13,489	18,352	13,489	18,348	13,485	18,314	13,366
Non-financial companies	2,085	2,136	2,085	2,136	2,094	2,096	2,093	2,139
Swedish banks	158	15	157	15	157	15	158	15
Financial companies	2,651	2,217	2,651	2,217	2,621	2,175	2,650	2,212
Other issuers outside Sweden	*17,854*	*11,057*	*17,858*	*11,064*	*17,834*	*11,110*	*17,730*	*10,951*
TOTAL	**41,093**	**28,914**	**41,103**	**28,921**	**41,054**	**28,881**	**40,945**	**28,683**
of which, subordinated								
Fixed assets								
Swedish mortgage institutions	20	67	19	66	19	65	20	65
Non-financial companies	31	136	31	136	31	136	31	136
Financial companies	301	579	296	571	296	571	297	570
Other issuers outside Sweden	376	470	375	457	375	457	378	469
TOTAL	**728**	**1,252**	**721**	**1,230**	**721**	**1,229**	**726**	**1,240**
of which, subordinated				169				
TOTAL	**41,821**	**30,166**	**41,824**	**30,151**	**41,775**	**30,110**	**41,671**	**29,923**
of which								
in foreign currency			22,720	15,168				
listed			27,572	14,498				

The Bank SEK M	Fair value 2001	2000	Book value 2001	2000	Accrued acquisition value 2001	2000	Nominal amount 2001	2000
Issued by other than public agencies								
Current assets								
Swedish mortgage institutions	30,304	21,620	30,304	21,620	30,300	21,615	30,242	21,456
Non-financial companies	1,613	1,501	1,613	1,501	1,622	1,502	1,622	1,503
Swedish banks	158	15	158	15	157	15	158	15
Financial companies	2,069	1,740	2,069	1,740	2,065	1,728	2,068	1,737
Other issuers outside Sweden	10,052	6,358	10,052	6,358	10,029	6,364	10,032	6,368
TOTAL	**44,196**	**31,234**	**44,196**	**31,234**	**44,173**	**31,224**	**44,122**	**31,079**
Fixed assets								
Swedish mortgage institutions	30	100	29	96	29	96	29	96
Non-financial companies	14	136	14	136	14	136	15	136
Other financial companies	269	527	267	520	267	520	268	520
TOTAL	**313**	**763**	**310**	**752**	**310**	**752**	**312**	**752**
of which, subordinated				169				
TOTAL	**44,509**	**31,997**	**44,506**	**31,986**	**44,483**	**31,976**	**44,434**	**31,831**
of which								
in foreign currency			19,608	14,850				
Group companies			12,773	4,597				
listed			29,956	12,718				

Summary of maturities SEK M	Group 2001	2000	The Bank 2001	2000
Remaining maturity				
≤ 1 year	22,418	14,740	29,007	18,336
> 1 year — 5 years	14,188	13,766	15,157	12,647
> 5 years — 10 years	2,416	1,599	146	872
> 10 years	2,802	46	196	131
TOTAL	**41,824**	**30,151**	**44,506**	**31,986**
Average remaining maturity	3.4 years	1.9 years	1.0 years	1.5 years

The book value in the Group in 2001 exceeded the nominal value by SEK 153 M.

Group SEK M	Discounting instrument	Coupon instrument	Total
Surplus value	1	275	276
Discounted value	– 59	– 64	– 123
TOTAL	**– 58**	**211**	**153**

The book value in the Group in 2001 exceeded the nominal value by 72 SEK M.

The Bank SEK M	Discounting instrument	Coupon instrument	Total
Surplus value		164	164
Discounted value	– 62	– 30	– 92
TOTAL	**– 62**	**134**	**72**

NOTE 20 – SHARES AND PARTICIPATING INTERESTS

	Group		The Bank	
SEK M	2001	2000	2001	2000
Current assets				
Trading stock	2,391	5,676	2,116	5,417
For protection of claims	15	19	7	7
Fund shares	210	593		
TOTAL	**2,616**	**6,288**	**2,123**	**5,424**
Fixed assets				
Condominiums	33	34	30	31
Credit institutions	1,356	1,352	1,356	1,352
Other shares	557	556	530	530
TOTAL	**1,946**	**1,942**	**1,916**	**1,913**
SHARES AND PARTICIPATING INTERESTS	**4,562**	**8,230**	**4,039**	**7,337**

The Bank, 2001 SEK M	Number	Book value	% of voting rights	Market value
Credit institutions				
HSB Bank AB	2,000	52	9.10	
Baltic Rim Fund Ltd, Jersey	750	11	4.97	
Erste Bank Wien*	2,013,259	834	4.00	1,117
Sparebanken Midt-Norge*	598,300	128	9.97	139
Sparebanken Rogaland*	741,950	177	9.97	214
Sparebanken Nord-Norge*	642,350	108	9.97	131
Sparebanken Vest*	249,500	46	9.98	34
Other **		0		
BANK HOLDINGS		**1,356**		
Other shares				
OM Gruppen AB*	3,723,721	506	4.45	514
Skandrenting AB	97,250	17	5.00	
Other **		7		
BANK HOLDINGS		**530**		
Other **		27		
GROUP HOLDINGS		**557**		

* These companies are listed; the others are not. All holdings in the trading stock are listed.
** A specification can be obtained from FöreningsSparbanken AB, Group Accounting

NOTE 21 – SHARES AND PARTICIPATING INTERESTS IN ASSOCIATED COMPANIES

	Group		The Bank	
SEK M	2001	2000	2001	2000
Fixed assets				
Credit institutions	2,958	2,844	2,541	2,406
Other associated companies	179	256	184	296
TOTAL	**3,137**	**3,100**	**2,725**	**2,702**

The Bank, 2001

SEK M	Number	Book value	% of voting rights
Credit institutions			
FöreningsSparbanken Sjuhärad AB	950,000	288	47.50
Eskilstuna-Rekarne Sparbank AB*	865,000	125	50.00
FöreningsSparbanken Söderhamn AB	256,000	62	40.00
VPC AB	443,700	270	24.65
Färs & Frosta Sparbank AB	1,478,700	257	30.00
Bergslagens Sparbank AB	582,391	118	48.00
Vimmerby Sparbank AB	340,000	41	40.00
Aktia Sparbank Ab	8,600,000	190	24.39
SpareBank1 Gruppen	249,400	1,190	25.00
BANK HOLDINGS		**2 541**	
FöreningsSparbanken Sjuhärad AB			
Share of profit according to equity method		61	
FöreningsSparbanken Söderhamn AB			
Share of profit according to equity method		– 1	
VPC AB			
Share of profit according to equity method		5	
Färs & Frosta Sparbank AB			
Share of profit according to equity method		30	
Bergslagens Sparbank AB			
Share of profit according to equity method		0	
Vimmerby Sparbank AB			
Share of profit according to equity method		3	
Aktia Sparbank Ab			
Share of profit according to equity method		187	
SpareBank1 Gruppen			
Share of profit according to equity method		– 159	
Others outside Sweden			
Indirectly owned associated companies		416	
Eliminations		– 125	
GROUP HOLDINGS		**2,958**	
Other associated companies			
Babs Paylink AB	4,900	1	49.00
Marakanda Marknadsplats AB	500	177	50.00
VPX Matching AB	62,500	0	25.00
Allround AB	3,000	6	30.00
Other		0	
BANK HOLDINGS		**184**	
Babs Paylink AB			
Share of profit according to equity method		6	
Marakanda Marknadsplats AB			
Share of profit according to equity method		– 10	
Other		– 1	
GROUP HOLDINGS		**179**	

The share of voting rights in each company corresponds to the share of its equity. Information on registered addresses and registration numbers can be found in the list of addresses.

* Eskilstuna Rekarne Sparbank AB is consolidated according to the proportional method.

NOTE 22 – SHARES AND PARTICIPATING INTERESTS IN GROUP COMPANIES

	The Bank	
SEK M	2001	2000
Fixed assets		
Swedish credit institutions	12,498	12,498
Credit institutions outside Sweden	7,986	7,334
Other Swedish companies	3,279	3,254
Other companies outside Sweden	–	16
TOTAL	**23,763**	**23,102**

The Bank, 2001

SEK M	Number	Book value	% of voting rights	Market value
Current assets				
For protection of claims				
Connecta SA in liquidation	219,695	0	100	
Pamir Holding BV in liquidation	40	0	100	
TOTAL		**0**		
Swedish credit institutions				
AB Spintab	23,000,000	11,928	100	
FöreningsSparbanken Finans AB	345,000	415	100	
FöreningsSparbanken Företagskredit AB	200,000	20	100	
FöreningsSparbanken Öland AB	780,000	135	60	
TOTAL		**12,498**		
Credit institutions outside Sweden				
Swedbank (Luxembourg) S.A	299,999	138	100	
FI-Holding A/S*	672,000	5,125	67.20	
AS Hansapank	45,463,982	2,723	57.65	4,376
Other credit institutions		0		
TOTAL		**7,986**		
Other Swedish companies				
FöreningsSparbanken Administration AB	10,000	7	100	
Kundinkasso AB	50,000	5	100	
Robur AB	10,000,000	3,191	100	
Sparia Försäkringsbolag AB	30,000	65	100	
Mandab AB	500	5	100	
FöreningsSparbanken Juristbyrå AB	5,000	6	100	
Other		0		
TOTAL		**3,279**		

* FöreningsSparbanken AB and the other shareholders of FI-Holding A/S have reached the following option agreement: As of 2001 the other shareholders of FI-Holding have the opportunity to sell up to 25 percent of their holdings to FöreningsSparbanken AB. Three shareholders utilized the opportunity and FöreningsSparbanken AB's holding rose by 7.5 percent. As of 2002 these shareholders have the opportunity to sell up to 50 percent, as of 2003 up to 75 percent, and as of 2004 their entire original holdings. The price will correspond to the shareholders' acquisition cost of the shares in FI-Holding appreciated by 4.5 percent annually. If the other shareholders wait to exercise their options until the end of 2005, at which point the option agreements expire, FöreningsSparbanken's acquisition price including interest for all the shares in F1-Holding outstanding as of year-end 2001 will amount to approximately SEK 3.5 billion. FöreningsSparbanken AB has the opportunity during the period 2003-2005 to buy other shareholders' holdings in FI-Holding A/S at a price corresponding to their acquisition cost of the shares in FI-Holding appreciated by 6 percent annually

AS Hansapank is listed. Other companies are unlisted.

The share of the voting rights in each company corresponds to the share of its equity.

Information on registered addresses and registration numbers can be found in the list of addresses.

NOTE 23 – ASSETS IN THE INSURANCE OPERATIONS

SEK M	2001	2000
Investment assets	629	1,365
Investment assets for which life insurance policyholders bear the investment risk	41,754	43,908
Other assets	231	232
TOTAL	**42,614**	**45,505**

NOTE 24 – INTANGIBLE FIXED ASSETS

SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Goodwill	6,952	7,164	1,556	1,657
Other	53	27	4	5
TOTAL	**7,005**	**7,191**	**1,560**	**1,662**

SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Acquisition value	9,670	9,122	2,025	2,025
added during the year	304	56		
Accumulated amortization	– 2,665	– 1,931	– 465	– 363
of which, amortization during the year	– 713	– 648	– 102	– 102
TOTAL	**7,005**	**7,191**	**1,560**	**1,662**

SPECIFICATION OF GOODWILL

Company	Year of acquisition	Acquisition value	Accumulated amortization	Book value	Amortization period
Robur	1995	1,752	1,073	679	10
Föreningsbanken	1997	2,000	457	1,543	20
Robur Försäkring	1998	887	148	739	20
FI-Holding	1999	2,591	281	2,310	20
Hansabank	1999	1,316	133	1,183	20
LTB	2001	231	26	204	5
Other		521	227	294	
TOTAL		**9,298**	**2,345**	**6,952**	

NOTE 25 – TANGIBLE ASSETS

SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Current assets				
Properties taken over to protect claims	21	4	1	3
TOTAL	**21**	**4**	**1**	**3**
Fixed assets				
Equipment	1,659	1,716	1,127	1,290
Properties used in the Group's operations	1,379	672	21	22
TOTAL	**3,038**	**2,388**	**1,148**	**1,312**
TOTAL	**3,059**	**2,392**	**1,149**	**1,315**

Equipment, acquisition value	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Balance brought forward	3,994	3,892	3,029	3,066
Added during the year	844	608	326	334
Deducted during the year	– 392	– 506	– 280	– 371
CLOSING BALANCE	**4,446**	**3,994**	**3,075**	**3,029**

Equipment, accumulated depreciation	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Accumulated depreciation at beginning of year	2,278	2,018	1,739	1,609
Acquired accumulated depreciation	229			
Change in accumulated depreciation due to sales and disposals	– 373	– 332	– 236	– 310
Depreciation for the year	653	592	445	440
ACCUMULATED DEPRECIATION AT YEAR-END	**2,787**	**2,278**	**1,948**	**1,739**

Buildings used in operations, acquisition value, etc.	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Balance brought forward	827	586	28	28
Added during the year	987	296		
Deducted during the year	– 49	– 55		
CLOSING BALANCE	**1,765**	**827**	**28**	**28**
Tax assessment value	505	227	27	25

Buildings used in operations, accumulated depreciation	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Accumulated depreciation at beginning of year	155	119	6	6
Acquired accumulated depreciation	238			
Change in accumulated depreciation due to sales and disposals	– 42	10	1	
Depreciation for the year	35	26	0	0
ACCUMULATED DEPRECIATION AT YEAR-END	**386**	**155**	**7**	**6**

NOTE 26 – OTHER ASSETS

SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Tax claim	656		655	
Security settlement claims *	2	1,142	2	1,142
Derivatives *	21,395	26,473	16,468	21,121
Other assets **	2,177	1,867	276	298
Deferred tax claim	329	199	154	135
Group contributions,, shareholders' contributions			4,293	4,171
TOTAL	**24,559**	**29,681**	**21,848**	**26,867**
of which				
in foreign currency	14,555	19,351	8,867	12,996

* Booked on the balance sheet according to current netting rules.

	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Gross security settlement claims	4,410	8,152	4,410	8,152
Gross derivatives	22,335	27,602	17,408	22,251

** Repossessed leasing assets amounted to SEK 162 M (103).
Property taken over to protect claims amounted to SEK 10 M (0) in the Group.

Specification of deferred tax claim	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Pensions	97	95	94	88
Tax loss carry forwards	47	47	47	47
Currency hedges	155			
Other	30	57	13	
TOTAL	**329**	**199**	**154**	**135**

NOTE 27 – DERIVATIVES

Group, 2001

Derivatives with positive fair values or nil value

Derivatives reported wholly or in part on the balance sheet

	Interest-rate-related			Currency-related		
SEK M	Fair value	Book value	Nominal value	Fair value	Book value	Nominal value
Options held	157	147	14,901	64	64	3,404
Forward contracts with positive values	1,253	1,254	783,046	5,481	5,481	261,174
Swaps with positive values	8,554	7,065	258,692	11,327	6,128	99,124
Other derivatives with positive values	0	0	3,253			
TOTAL	**9,964**	**8,466**	**1,059,892**	**16,872**	**11,673**	**363 702**
of which, cleared	629	629	457,119			

Derivatives not reported on the balance sheet

	Interest-rate-related			Currency-related		
SEK M	Fair value	Book value	Nominal value	Fair value	Book value	Nominal value
Forward contracts with positive values	115		5,717	171		26,131
TOTAL	**115**		**5,717**	**171**		**26,131**
TOTAL	**10,079**	**8,466**	**1,065,609**	**17,043**	**11,673**	**389,833**
of which, cleared	629	629	457,119			

Derivatives with positive fair values or nil value
Derivatives reported wholly or in part on the balance sheet

	Equity-related			*Other*		
SEK M	Fair value	Book value	Nominal value	Fair value	Book value	Nominal value
Options held	782	1,232	7,348			
Forward contracts with positive values	139	139	1,197			
Other derivatives with positive values	0	0	0	0	– 1	13,926
Other derivatives with positive values	2	2	37	0	0	0
TOTAL	**923**	**1,373**	**8,582**	**0**	**– 1**	**13,926**
of which, cleared	311	311				

The unrealized gain on derivatives with positive values deferred due to hedge accounting amounts to SEK 6,347 M.

Group, 2001
Derivatives with negative fair values
Derivatives reported wholly or in part on the balance sheet

	Interest-rate-related			Currency-related		
SEK M	Fair value	Book value	Nominal value	Fair value	Book value	Nominal value
Options issued	120	114	13,024	38	38	3,725
Forward contracts with negative values	1,246	1,246	810,955	5,027	5,025	275,570
Swaps with negative values	9,922	8,782	307,306	6,302	8,505	104,934
Other derivatives with negative values	0	0	0			
TOTAL	**11,288**	**10,142**	**1,131,285**	**11,367**	**13,568**	**384,229**
of which, cleared	629	629	455,214			

Derivatives not reported on the balance sheet

	Interest-rate-related			Currency-related		
SEK M	Fair value	Book value	Nominal value	Fair value	Book value	Nominal value
Forward contracts with negative values	9		418	192		14,377
TOTAL	**9**		**418**	**192**		**14,377**
TOTAL	**11,297**	**10,142**	**1,131,703**	**11,559**	**13,568**	**398,606**
of which, cleared	629	629	455,214			

Derivatives with negative fair values
Derivatives reported wholly or in part on the balance sheet

	Equity-related			Other		
SEK M	Fair value	Book value	Nominal value	Fair value	Book value	Nominal value
Options issued	533	953	7,211			
Forward contracts with negative values	100	100	1,261			
Swaps with negative values	26	0	283	0	0	0
Other derivatives with negative values	2	2	37	0	0	0
TOTAL	**661**	**1,055**	**8,792**	**0**	**0**	**0**
of which, cleared	311	311	0			

The unrealized loss on derivatives with negative values deferred due to hedge accounting amounts to SEK 1,103 M.

The Bank, 2001
Derivatives with positive fair values or nil value
Derivatives reported wholly or in part on the balance sheet

	Interest-rate-related			Currency-related		
SEK M	Fair value	Book value	Nominal value	Fair value	Book value	Nominal value
Options held	137	137	12,970	64	64	3,404
Forward contracts with positive values	1,253	1,253	781,141	5,616	5,615	275,461
Swaps with positive values	7,637	6,802	230,096	2,443	2,482	19,386
Other derivatives with positive values	0	0	3,253			
TOTAL	**9,027**	**8,192**	**1,027,460**	**8,123**	**8,161**	**298,251**
of which, cleared	629	629	455,214			

Derivatives not reported on the balance sheet

	Interest-rate-related			Currency-related		
SEK M	Fair value	Book value	Nominal value	Fair value	Book value	Nominal value
Forward contracts with positive values	0		0			
TOTAL	**0**		**0**			
TOTAL	**9,027**	**8,192**	**1,027,460**	**8,123**	**8,161**	**298,251**
of which, cleared	629	629	455,214			

Derivatives with positive fair values or nil value
Derivatives reported wholly or in part on the balance sheet

	Equity-related			Other		
SEK M	Fair value	Book value	Nominal value	Fair value	Book value	Nominal value
Options held	779	1,199	7,122			
Forward contracts with positive values	139	139	1,197			
Other derivatives with positive values				0	0	0
TOTAL	**918**	**1,338**	**8,319**	**0**	**0**	**0**
of which, cleared	311	311	0			

The unrealized gain on derivatives with positive values deferred due to hedge accounting amounts to SEK 190 M.

The Bank, 2001
Derivatives with negative fair values
Derivatives reported wholly or in part on the balance sheet

	Interest-rate-related			Currency-related		
SEK M	Fair value	Book value	Nominal value	Fair value	Book value	Nominal value
Options issued	114	114	10,304	38	38	3,724
Forward contracts with negative values	1,246	1,246	810,955	5,070	5,070	290,587
Swaps with negative values	7,851	7,763	245,066	6,345	6,621	60,445
Other derivatives with negative values	0	0	0			
TOTAL	**9,211**	**9,123**	**1,066,325**	**11,453**	**11,729**	**354,756**
of which, cleared	629	629	455,214			

	Equity-related			Other		
SEK M	Fair value	Book value	Nominal value	Fair value	Book value	Nominal value
Options issued	489	909	7,122			
Forward contracts with negative values	100	100	1,261			
Other derivatives with negative values				0	0	0
TOTAL	**589**	**1,009**	**8,383**	**0**	**0**	**0**
of which, cleared	311	311	0			

The unrealized loss on derivatives with negative values deferred due to hedge accounting amounts to SEK 463 M.

NOTE 28 – PREPAYMENTS AND ACCRUED INCOME

	Group		The Bank	
SEK M	2001	2000	2001	2000
Accrued interest income	5,442	5,737	2,088	2,270
Prepayments and accrued income	3,148	2,527	2,154	2,117
TOTAL	**8,590**	**8,264**	**4,242**	**4,387**
of which				
in foreign currency	3,239	2,956	1,275	992

NOTE 29 – AMOUNTS OWED TO CREDIT INSTITUTIONS

	Group		The Bank	
SEK M	2001	2000	2001	2000
Swedish banks	36,843	36,093	36,690	35,190
Other Swedish credit institutions	4,125	5,065	5,803	10,415
TOTAL	**40,968**	**41,158**	**42,493**	**45,605**
Foreign banks	79,604	83,305	74,431	71,425
Other foreign credit institutions	2,027	2,015		
TOTAL	**81,631**	**85,320**	**74,431**	**71,425**
TOTAL	**122,599**	**126,478**	**116,924**	**117,030**
of which				
in foreign currency	50,662	39,509	40,377	23,081
Group companies			3,811	6,506
associated companies	1,847	430	1,847	430

Summary of maturities	Group		The Bank	
SEK M	2001	2000	2001	2000
Payable on demand	28,068	9,332	27,808	9,175
≤ 3 months	66,278	92,644	71,575	88,455
> 3 months – 1 year	23,652	22,350	17,541	19,400
> 1 year – 5 years	2,040	1,395		
> 5 years	2,561	757		
TOTAL	**122,599**	**126,478**	**116,924**	**117,030**
Average remaining maturity	0.5 years	0.3 years	0.2 years	0.2 years

NOTE 30 – DEPOSITS AND BORROWINGS FROM THE PUBLIC

	Group		The Bank	
SEK M	2001	2000	2001	2000
Deposits in SEK				
Swedish public	175,879	192,419	176,769	191,639
Foreign public	7,564	4,731	5,965	3,825
Other	13,499	17,425	13,473	18,325
TOTAL	**196,942**	**214,575**	**196,207**	**213,789**
Deposits in foreign currency	49,262	32,474	18,090	15,559
TOTAL	**246,204**	**247,049**	**214,297**	**229,348**
Borrowings in SEK		1		
Borrowings in foreign currency	986	388		
TOTAL	**986**	**389**		
TOTAL	**247,190**	**247,438**	**214,297**	**229,348**
of which				
Group companies			3,166	1,991

Deposits

Summary of maturities	Group		The Bank	
SEK M	2001	2000	2001	2000
Remaining maturity				
Payable on demand	196,319	186,990	176,080	175,753
≤ 3 months	34,616	54,349	28,196	50,373
> 3 months – 1 year	12,300	3,703	8,214	1,848
> 1 year – 5 years	2,858	1,913	1,807	1,374
> 5 years	111	94	0	
TOTAL	**246,204**	**247,049**	**214 297**	**229,348**
Average remaining maturity	0.1 years	0.1 years	0.1 years	0.1 years

Borrowings

Summary of maturities	Group	
SEK M	2001	2000
Remaining maturity		
Payable on demand		
≤ 3 months		70
> 3 months – 1 year	482	100
> 1 year – 5 years	485	213
> 5 years	19	6
TOTAL	**986**	**389**
Average remaining maturity	2.0 years	2.0 years

NOTE 31 – DEBT SECURITIES IN ISSUE

	Group		The Bank	
SEK M	2001	2000	2001	2000
Promissory notes in issue				
Commercial paper	143,870	152,211	63,400	47,158
Bond loans	273,575	225,597	9,511	9,033
Other	2,917	1,812		
TOTAL	**420,362**	**379,620**	**72,911**	**56,191**
of which				
in foreign currency	272,820	201,488	69,095	51,159

Summary of maturities	Group		The Bank	
SEK M	2001	2000	2001	2000
Remaining maturity				
≤ 1 year	194,160	206,831	70,247	49,123
> 1 year – 5 years	87,946	150,270	2,662	7,066
> 5 years – 10 years	116,766	21,089	2	2
> 10 years	21,490	1,430		
TOTAL	**420,362**	**379,620**	**72,911**	**56,191**
Average remaining maturity	1.5 years	1.9 years	0.4 years	0.4 years

NOTE 32 – LIABILITIES IN THE INSURANCE OPERATIONS

SEK M	2001	2000
Actuarial provisions	861	878
Actuarial provisions for which insurance policyholders bear the risk	41,753	43,907
Other liabilities	584	604
TOTAL	**43,198**	**45,389**

NOTE 33 – OTHER LIABILITIES

	Group		The Bank	
SEK M	2001	2000	2001	2000
Tax liabilities	192	617		557
Security payment liabilities*	1,100	29	774	29
Liability, stock loans	850	741	850	741
Derivatives*	24,537	27,503	20,638	23,704
Group liabilities			379	87
Other	11,833	16,382	8,522	13,898
TOTAL	**38,512**	**45,272**	**31,163**	**39,016**
of which				
in foreign currency	18,224	19,317	12,656	14,916

* Booked on the balance sheet according to current netting rules.

Gross security payment liabilities	5,508	7,039	5,183	7,039
Gross derivatives	25,477	28,632	21,578	24,834

NOTE 34 – ACCRUALS AND DEFERRED INCOME

	Group		The Bank	
SEK M	2001	2000	2001	2000
Accrued interest expenses	6,741	7,342	1,450	1,892
Accruals and deferred income	3,499	5,798	1,664	3,903
TOTAL	**10,240**	**13,140**	**3,114**	**5,795**
of which				
in foreign	3,576	4,353	1,165	1,593

NOTE 35 – PROVISIONS

	Group		The Bank	
SEK M	2001	2000	2001	2000
Provisions for pensions	19	18	15	9
Provisions for taxes				
Deferred tax	3,205	2,856	416	408
Other taxes	83	88		
Other provisions	63	66	7	7
TOTAL	**3,370**	**3,028**	**438**	**424**

Other allocations include provisions for guarantees of SEK 63 M (45) in the Group and SEK 7 M (7) in the Bank.

Specification of deferred tax liability	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Untaxed reserves	2,781	2,426		
Reserve for unrealized gains	394	374	389	381
Other	30	56	27	27
TOTAL DEFERRED TAX LIABILITY	**3,205**	**2,856**	**416**	**408**

NOTE 36 – SUBORDINATED LIABILITIES

SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Subordinated loans	14,487	12,301	11,762	8,854
Undated subordinated loans	17,091	17,020	11,148	11,265
Other	26	38		
TOTAL	**31,604**	**29,359**	**22,910**	**20,119**
of which				
in foreign currency	30,187	27,764	21,519	17,967

Specification of subordinated liabilities,
The Bank
Fixed-term subordinated loans

Maturity	Right to prepayment for FöreningsSparbanken	Currency	Nominal amount	Book value in SEK M	Coupon interest rate (%)
1992/2002		USD	20	211	9.05
1996/2003		USD	100	1,057	variable
1998/2008		FRF	1,000	1,404	5.50
1998/2008		FRF	400	578	5.50
1999/2009		EUR	200	1,857	variable
2000/2010	2005	USD	200	2,108	variable
2001/2011	2006	USD	300	3,157	variable
1989/2019		SEK	111	111	11.00
1994/2010		SEK	1,259	556	zero-coupon bond
1993/2008		SEK	216	112	zero-coupon bond
1992/2006		SEK	904	611	zero-coupon bond
TOTAL				**11,762**	

Undated subordinated loans

Maturity	Right to prepayment for FöreningsSparbanken	Currency	Nominal amount	Book value in SEK M	Coupon interest rate (%)
1995/undated	2002	JPY	10,000	802	3.60
1995/undated	2002	USD	125	1,320	variable
1996/undated	2011	JPY	10,000	804	4.35
1996/undated	2006	USD	150	1,563	7.50
1997/undated	2012	USD	50	528	8.01
1997/undated	2007	USD	50	528	7.74
1997/undated	2012	USD	200	2,080	7.50
1998/undated	2028	JPY	5,000	401	5.00
2000/undated *	2010	USD	300	3,122	9.00
TOTAL				**11,148**	

** Due to the terms and conditions of the loan, the Swedish Financial Supervisory Authority has approved it as a primary capital contribution.*

NOTE 37 – UNTAXED RESERVES

Change in untaxed reserves
The Bank, 2001

SEK M	Opening balance	Allocation	Reversal	Closing balance
Accumulated accelerated depreciation, equipment	218	37		255
Tax allocation reserve *	5,856	1,383	– 264	6,975
TOTAL	**6,074**	**1,420**	**– 264**	**7,230**
* Specification of allocations				
Allocated 1996	1,208			
Allocated 1997	1,088			
Allocated 1998	866			
Allocated 1999	1,311			
Allocated 2000	1,119			
Allocated 2001	1,383			

NOTE 33 – SHAREHOLDERS' EQUITY

SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Restricted equity				
SUBSCRIBED CAPITAL	**10,556 ***	**10,556**	**10,556 ***	**10,556**
Share premium reserve	3,650	3,650	3,650	3,650
Legal reserve	5,474	5,581	2,638	2,638
Reserve for unrealized gains	1,015	1,013	1,001	979
Accumulated translation difference	– 2	3		
Other reserves	7,218	6,195		
TOTAL RESERVES	**17,355**	**16,442**	**7,289**	**7,267**
Non-restricted equity				
Accumulated translation difference	349	120		
Profit brought forward	4,019	1,452	3,583	2,031
Profit for the financial year	5,204	6,384	3,147	4,669
TOTAL	**9,572**	**7,956**	**6,730**	**6,700**
TOTAL	**37,483**	**34,954**	**24,575**	**24,523**

* 527,808,843 shares at a par value of SEK 20

Group SEK M	Subscribed capital	Restricted reserves	Non-restricted reserves	Profit for financial year	Total
Opening balance	10,556	16,442	1,572	6,384	34,954
Transfer between restricted and non-restricted equity		918	2,563	– 3,481	
Dividend				– 2,903	– 2,903
Translation difference		– 5	233		228
Profit for the financial year				5,204	5,204
CLOSING BALANCE	**10,556**	**17,355**	**4,368**	**5,204**	**37,483**

The Bank SEK M	Subscribed capital	Share premium reserve	Legal reserve	Reserve for unrealized gains	Profit brought forward	Profit for financial year	Total
Opening balance	10,556	3,650	2,638	979	2,031	4,669	24,523
Profit disposition according to decision of AGM					4,669	– 4,669	
Dividend					– 2,903		– 2,903
Transfer between restricted and non-restricted equity				22	– 22		
Group contributions paid					– 267		– 267
Tax reduction due to Group contributions paid					75		75
Profit for the financial year						3,147	3,147
CLOSING BALANCE	**10,556**	**3,650**	**2,638**	**1,001**	**3,583**	**3,147**	**24,575**

Specification of reserve for unrealized gains

SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Balance sheet items				
Bonds	924	834	915	821
Shares and participating interests	47	165	42	144
Other assets	44	14	44	14
TOTAL	**1,015**	**1,013**	**1,001**	**979**

NOTE 39 – ASSETS PLEDGED FOR OWN LIABILITIES

SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Assets pledged for own liabilities, book amount				
Real estate mortgages, nominal amount				
Government securities and bonds pledged for liabilities, credit institutions	42,025	49,754	42,025	49,754
Government securities and bonds pledged for deposits from the public	14,183	28,413	14,183	28,413
Other pledges				
Government securities and bonds pledged with the Riksbank	17,120	18,140	17,120	18,140
Loans pledged for certain outstanding bonds	118	176	0	0
TOTAL	**73,446**	**96,483**	**73,328**	**96,307**

NOTE 40 – OTHER ASSETS PLEDGED

SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Other assets pledged, book amount				
Shares pledged for stock loans	5,289	11,438	5,289	11,438
Government securities and bonds pledged for other liabilities	6,813	10,864	6,725	10,850
Assets registered for insurance policyholders	42,212	44,456	0	0
TOTAL	**54,314**	**66,758**	**12,014**	**22,288**

NOTE 41 – CONTINGENT LIABILITIES

SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Contingent liabilities, nominal amount				
Loan guarantees	4,079	4,937	8,307	8,063
Other guarantees	10,986	9,308	7,869	7,664
Accepted and endorsed notes	158	133	158	133
Letters of credit granted but not utilized	1,215	1,089	1,197	1,072
Other contingent liabilities	2,379	308	317	125
TOTAL	**18,817**	**15,775**	**17,848**	**17,057**
Provision for anticipated loan losses	– 63	– 45	– 7	– 7

NOTE 42 – COMMITMENTS

SEK M	Group 2001	Group 2000	The Bank 2001	The Bank 2000
Commitments, nominal amount				
Commercial paper and certificate programs	528	477	528	477
Other interest-, equity- or currency-related contracts	3,020,456	2,284,894	2,766,899	2,080,892
Loans granted but not utilized	51,700	35,904	37 833	26,085
Overdraft facilities granted but not utilized	40,585	39,956	42,444	39,880
TOTAL	**3,113,269**	**2,361,231**	**2,847,704**	**2,147,334**

NOTE 43 – CAPITAL ADEQUACY ANALYSIS

I. Calculation of total capital base

SEK M	Financial companies group 2001	Financial companies group 2000	The Bank 2001	The Bank 2000
Primary capital (net)	38,938	35,045	28,260	27,117
of which primary capital contribution	3,175	2,813	3,122	2,813
Supplementary capital	26,813	24,091	18,398	15,698
of which undated subordinated loans	13,764	14,000	8,026	8,452
Settlement, equities, etc.	– 5,300	– 5,020	– 1,351	– 1,245
Total primary and supplementary capital	60,451	54,116	45,307	41,570
Expanded portion of capital base	1,292	883	1,027	
TOTAL	**61,743**	**54,999**	**46,334**	**41,570**

II. Calculation of risk-weighted amount with regard to credit risks

	Financial companies group		The Bank	
On-balance-sheet items	2001	2000	2001	2000
Group A – 0%	0	0	0	0
Group B – 20%	23,177	22,107	17,531	19,603
Group C – 50%	168,849	159,812	16,586	16,771
Group D – 100%	299,274	280,111	140,605	140,456
Off-balance-sheet items				
Group A – 0%	0	0	0	0
Group B – 20%	4,068	4,485	728	1,079
Group C – 50%	404	727	129	506
Group D – 100%	18,971	17,533	16,915	15,800
TOTAL	**514,743**	**484,775**	**192,494**	**194,215**

III. Calculation of risk-weighted amount with regard to market risks

SEK M	2001	2000	2001	2000
Risk-weighted amount for interest rate risks	16,128	13,285	9,208	8,950
of which, specific risks	8,577	4,655	4,742	1,904
of which, general risks	7,551	8,630	4,466	7,046
Risk-weighted amount for share price risks	742	1,051	612	198
of which, specific risks	302	415	292	126
of which, general risks	440	636	320	72
Risk-weighted amount for liquidation risks	4	5	4	5
Risk-weighted amount for counterparty risks and other risks	11,657	8,126	10,974	7,453
Risk-weighted amount for currency risks	4,523	1,725	604	1,153
TOTAL	**33,054**	**24,192**	**21,402**	**17,759**

IV. Calculation of total capital adequacy ratio

SEK M	2001	2000	2001	2000
Total capital base	61,743	54,999	46,334	41,570
Total risk-weighted amount for credit risks and market risks	547,797	508,967	213,896	211,974
Total capital adequacy ratio, %	11.3	10.8	21.7	19.6
Primary capital ratio, %	7.1	6.9	13.2	12.8

Specification of II.

Financial companies		2001			2000	
SEK M On-balance-sheet items		Total investments	Risk-weighted amount		Total investments	Risk-weighted amount
Group A – 0%		107,323	0		171,803	0
Group B – 20%		115,890	23,177		110,536	22,107
Group C – 50%		337,697	168,849		319,623	159,812
Group D – 100%		299,274	299,274		280,111	280,111
Off-balance-sheet items	Nominal amount	Converted amount	Risk-weighted amount	Nominal amount	Converted amount	Risk-weighted amount
Group A – 0%	102,146	2,527	0	75,007	2,625	0
Group B – 20%	1,268,515	20,340	4,068	291,037	22,426	4,485
Group C – 50%	279,175	808	404	12,786	1,453	727
Group D – 100%	33,337	18,971	18,971	30,295	17,533	17,533
TOTAL			**514,743**			**484,775**

The Bank		2001			2000	
SEK M On-balance-sheet items		Total investments	Risk-weighted amount		Total investments	Risk-weighted amount
Group A – 0%		116,793	0		180,413	0
Group B – 20%		87,653	17,531		98,016	19,603
Group C – 50%		33,172	16,586		33,540	16,771
Group D – 100%		140,605	140,605		140,456	140,456
Off-balance-sheet items	Nominal amount	Converted amount	Risk-weighted amount	Nominal amount	Converted amount	Risk-weighted amount
Group A – 0%	87,681	1,545	0	66,466	712	0
Group B – 20%	727,121	3,639	728	55,463	5,396	1,079
Group C – 50%	262,414	258	129	8,139	1,012	506
Group D – 100%	26,700	16,915	16,915	24,589	15,800	15,800
TOTAL			**192,494**			**194,215**

NOTE 44 – OTHER DISCLOSURES

Disclosure of financial income and expenses and premium income and expenses for insurance and reinsurance attributable to the Bank and with regard to other companies within the Group as well as information on subordinated assets.

SEK M	2001
Received from other Group companies	
Financial income	150
Premium income for insurance and reinsurance	350
Paid to other Group companies	
Financial expenses	74
Premium expenses for insurance and reinsurance	22

Subordinated assets
The total volume of assets that the Bank may own in accordance with chap. 2 § 15 of the Swedish Banking Act amounts to 30 percent of the capital base. Thus, the limit for such assets is SEK 13,900 M. Assets of this type amounted to SEK 1,448 M on December 31, 2001.

NOTE 45 – DISCLOSURE OF FAIR VALUE

In accordance with the provisions of the Swedish Financial Supervisory Authority, credit institutions are obligated to provide a bridge of the book and fair values of balance sheet items. The table compares the book and fair values of asset and liability items that are not booked at *fair value, indicating the line on the balance sheet where each item belongs. The book value of current assets reported on the balance sheet* at fair value is shown in the table as two lump sums, one for assets and one for liabilities.

Bridge between the book and fair value of the Group's assets and liabilities.

Assets, 2001 SEK billion	**Fair value**	**Book value**	**Difference**
Assets not reported at fair value on the balance sheet			
Financial instruments			
Interest-bearing instruments			
Treasury bills and other bills eligible for refinancing with central banks			
Fixed assets	3.5	3.4	0.1
Bonds and interest-bearing securities			
Current assets – reported as hedges	8.0	8.0	0.0
Fixed assets	0.7	0.7	0.0
Other assets			
Swaps — reported as hedges*	3.8	1.7	2.1
Other current assets reported as hedges	0.2	0.6	– 0.4
Shares/participating interests			
Fixed assets	2.1	1.9	0.2
Loans			
Loans to credit institutions	133.6	131.6	2.0
Loans to the public	666.6-672.1	662.2	4.4-9.9
Insurance operations			
Bonds and interest-bearing securities	0.1	0.1	0.0
Real estate			
Tangible assets	1.4	1.4	
Profit brought forward, discontinued hedge accounting			
Accruals and deferred income	3.1	3.1	
Assets reported at fair value on the balance sheet			
Current assets	133.0	133.0	
Other	11.9	11.9	
TOTAL	**968.0-973.5**	**959.6**	**8.4-13.9**

Liabilities, 2001 SEK billion	**Fair value**	**Book value**	**Difference**
Liabilities not reported at fair value on the balance sheet			
Financial instruments			
Interest-bearing instruments			
Debt securities in issue	425.9	420.4	5.5
Other liabilities			
Swaps – reported as hedges *		1.4	– 1.4
Other current assets reported as hedges	0.2	0.6	– 0.4
Others valued at acquisition value	18.3	18.3	
Subordinated liabilities	35.8	31.6	4.2
Deposits and borrowings			
Amounts owed to credit institutions	122.9	122.6	0.3
Deposits and borrowings from the public	247.1-247.2	247.2	– 0.1-0.0
Profit brought forward, discontinued hedge accounting			
Accruals and deferred income	5.3	5.7	– 0.4
Liabilities reported at fair value on the balance sheet			
Current assets with negative values	64.5	64.5	
Other	9.9	9.9	
TOTAL	**929.9-930.0**	**922.2**	**7.7-7.8**

* The fair value of swaps reported as hedges is reported net under assets.

The fair value of shares that constitute fixed assets is considered equivalent to book value. The same assessment has been made in the case of intangible assets, provisions and equipment. In the table, the fair value of these items has therefore been equated with book value.

Financial instruments

In the table, financial instruments are divided into the categories fixed assets and current assets reported as hedges. Hedge accounting is applied when current assets are held to offset market risks in assets and liabilities reported at acquisition value on the balance sheet. Current assets reported as hedges are taken up on the balance sheet at (accrued) acquisition value. If the hedge is effective, any decline in the value of the protected item is compensated by a corresponding increase in the value of the protecting position, and vice versa. To the extent the fair value of the hedged instrument deviates from its book value, this deviation is offset by an equivalent deviation in the opposite direction between the book value and fair value of the protected position. Financial instruments that constitute current assets and are not reported as hedges are taken up on the balance sheet at fair value. The fair value of other financial instruments (assets or liabilities) is calculated in the same way as the value of these current assets. This means that to the extent listed market prices exist for assets and liabilities, fair value is calculated on the basis of the median price when the market closed on December 31, 2001. For OTC instruments, the calculation of fair value is based on prices of comparable listed instruments. The options in FI-Holding described in Note 21 have not been taken into account.

Deposits and loans

Variable rate deposits and loans are valued at their nominal amount. The fair value of deposits and loans with fixed interest rates has been calculated by discounting future contracted cash flows during the fixed interest period. The calculation therefore does not include an estimation of the value represented by future margins that have not been stipulated in advance on deposits and loans. When calculating the fair value of the Bank's fixed rate deposits, discounting has been applied using the Bank's estimated financing expense. This corresponds to the interest rates in the deposit market for terms of up to one year and by the interest rates on Spintab's benchmark bonds for longer maturities.

The fair value of the Group's fixed rate loans has been stated in the form of an interval. The lower end of the interval is calculated by discounting the loan portfolio's contracted cash flow with the new loan rates for various terms applied at the end of 2001. The high end is calculated by discounting the loan portfolio's contracted cash flow with the Group's funding rate for various terms. According to the instructions of the Swedish Financial Supervisory Authority, the discount rate selected should reflect both the loan's interest fixing period and the market's valuation of the credit risk in each loan. The discount rate should also reflect a potential buyer's cost to administer the loans and its required return on invested risk capital. In FöreningsSparbanken's opinion, too many subjective considerations come into play in determining such an interest level. Since there is practically no trading in loan portfolios in Sweden, it is also likely that opinions of what constitutes a correct level will differ among experts. Therefore, instead of using a fair value figure, the Bank has chosen to use the above-mentioned interval, which is based on easily explained, fairly objective discounting rates.

Profit brought forward realized when discontinuing hedge accounting

If hedge accounting is discontinued by realizing the protecting position, at the same time that the protected position remains on the balance sheet and is reported at acquisition value, the capital gain or loss is accrued over the remaining maturity of the protected position. Realized gains that have not been entered as profit are reported on the balance sheet as deferred income, while realized losses that have not been entered as expenses are reported as prepayments. Since these items do not represent an actual claim against, or liability to, an outside party, the fair value of the items is SEK 0.

NOTE 46 – INTEREST FIXING PERIODS

The Group's interest-bearing assets and liabilities including interest-related derivatives distributed by interest fixing periods

SEK M	<= 3 mos.	3-6 mos.	6 mos.–1 yr.	1–2 yrs.	2–3 yrs.	3–4 yrs.	4–5 yrs.	5–10 yrs.	>10 år	Total
Assets, nominal value										
Loans to credit institutions	125,708	4,026	469	536	382	128	118	213		131,580
Loans to the public	352,272	28,005	42,106	81,798	55,044	29,856	28,579	31,242	13,334	662,236
Financial fixed assets	150	223	799	338	1,352	227	1,058	90		4,237
Financial current assets	32,672	9,013	723	4,740	3,007	1,952	605	4,275	3,452	60,439
TOTAL ASSETS	**510,802**	**41,267**	**44,097**	**87,412**	**59,785**	**32,163**	**30,360**	**35,820**	**16,786**	**858,492**
Liabilities, nominal value										
Amounts owed to credit institutions	99,170	11,768	9,544	338	163	551	407	659		122,600
Deposits and borrowings from the public	238,262	2,836	3,174	1,031	525	246	199	904	13	247,190
Debt securities in issue and subordinated liabilities	218,377	28,581	47,785	45,675	42,393	19,607	16,901	21,055	11,714	452,088
TOTAL LIABILITIES	**555,809**	**43,185**	**60,503**	**47,044**	**43,081**	**20,404**	**17,507**	**22,618**	**11,727**	**821,878**
Net	- 45,007	- 1,918	- 16,406	40,368	16,704	11,759	12,853	13,202	5,059	36,614
Derivatives, nominal value, net*	50,653	- 14,315	- 11,096	- 10,168	- 550	- 12,054	- 1,630	- 4,461	815	- 2,806
NET, INCLUDING DERIVATIVES	**5,646**	**- 16,233**	**- 27,502**	**30,200**	**16,154**	**- 295**	**11,223**	**8,741**	**5,874**	**33,808**

* For options, delta-weighted nominal amounts are used.

NOTE 47 – CURRENCY DISTRIBUTION

Group, 2001

SEK M	SEK	Euro	USD	Other	Total
Assets					
Loans to credit institutions	88,286	7,854	25,285	10,155	131,580
Loans to the public	545,577	28,983	26,285	61,391	662,236
Interest-bearing securities	38,578	7,947	5,334	12,887	64,746
Other assets, not distributed	101,070				101,070
TOTAL	**773,511**	**44,784**	**56,904**	**84,433**	**959,632**
Liabilities					
Amounts owed to credit institutions	71,937	8,673	32,991	8,998	122,599
Deposits and borrowings from the public	196,942	6,869	18,221	25,158	247,190
Interest-bearing securities	148,959	68,335	178,678	55,994	451,966
Other liabilities, not distributed	137,877				137,877
TOTAL	**555,715**	**83,877**	**229,890**	**90,150**	**959,632**

The Bank, 2001

SEK M	SEK	Euro	USD	Other	Total
Assets					
Loans to credit institutions	118,115	5,766	24,482	7,095	155,458
Loans to the public	189,913	6,597	15,829	- 866	211,473
Interest-bearing securities	44,322	6,187	9,228	4,193	63,930
Other assets, not distributed	62,701				62,701
TOTAL	**415,051**	**18,550**	**49,539**	**10,422**	**493,562**
Liabilities					
Amounts owed to credit institutions	76,548	4,913	30,131	5,332	116,924
Deposits and borrowings from the public	196,208	4,528	8,325	5,236	214,297
Interest-bearing securities	5,206	6,604	78,115	5,896	95,821
Other liabilities, not distributed	66,520				66,520
TOTAL	**344,482**	**16,045**	**116,571**	**16,464**	**493,562**

Group, 2000

SEK M	SEK	Euro	USD	Other	Total
Assets					
Loans to credit institutions	96,549	3,370	24,894	5,383	130,196
Loans to the public	533,849	20,591	16,950	58,347	629,737
Interest-bearing securities	43,796	2,885	10,273	3,437	60,391
Other assets, not distributed	109,115				109,115
TOTAL	**783,309**	**26,846**	**52,117**	**67,167**	**929,439**
Liabilities					
Amounts owed to credit institutions	86,970	7,736	22,977	8,795	126,478
Deposits and borrowings from the public	214,576	4,750	14,635	13,477	247,438
Interest-bearing securities	178,132	26,869	124,059	50,560	379,620
Other liabilities, not distributed	175,903				175,903
TOTAL	**655,581**	**39,355**	**161,671**	**72,832**	**929,439**

The Bank, 2000

SEK M	SEK	Euro	USD	Other	Total
Assets					
Loans to credit institutions	120,705	2,570	22,929	3,495	149,699
Loans to the public	199,856	5,441	10,220	3,514	219,031
Interest-bearing securities	44,795	1,015	13,766	73	59,649
Other assets, not distributed	70,141				70,141
TOTAL	**435,497**	**9,026**	**46,915**	**7,082**	**498,520**
Liabilities					
Amounts owed to credit institutions	93,949	2,694	17,699	2,688	117,030
Deposits and borrowings from the public	213,789	3,203	9,015	3,341	229,348
Interest-bearing securities	5,032	133	48,186	2,840	56,191
Other liabilities, not distributed	95,951				95,951
TOTAL	**408,721**	**6,030**	**74,900**	**8,869**	**498,520**

The distribution between currencies in the table above is not representative of the Bank's currency exposure. The Group obtains financing in the currencies that offer the most favorable terms at the time. The loans can then be swapped to other currencies through transactions in the derivatives market, which is why the table above does not accurately reflect exposure to exchange rate risks.

NOTE 48 – SPECIFICATION OF ADJUSTMENTS FOR NON-CASH ITEMS IN OPERATING ACTIVITIES

	Group		The Bank	
SEK M	**2001**	**2000**	**2001**	**2000**
Settlement of pensions	– 88	– 5	– 88	– 7
Unrealized changes in value/currency changes	– 521	326	– 226	8
Capital gains on financial fixed assets	– 11	– 716	31	– 716
Capital gains on property and equipment	– 32	36	– 30	– 63
Share of capital of associated companies	129	– 197		
Depreciation and write-down of tangible fixed assets	676	623	445	543
Depreciation and write-down of financial fixed assets			294	105
Amortization of goodwill and other intangible fixed assets	713	648	102	102
Write-down of loans	2,095	1,610	1,410	937
Allocation to insurance reserve	– 29	155		
Dividend, Group companies *			– 19	– 359
Accrued income and prepayments	– 95	– 1,090	44	– 899
Accruals and deferred income	– 3,126	2,110	– 2,673	2,470
Other	– 12	– 20	– 12	– 22
TOTAL	**– 301**	**3,480**	**– 722**	**2,099**

* Refers to net between the pending dividend reported as income for the financial year and the dividend received during the year for the previous financial year.

NOTE 49 – PROFIT AND LOSS ACCOUNT FOR INSURANCE OPERATIONS PREPARED ACCORDING TO ANNUAL ACCOUNTS ACT FOR INSURANCE COMPANIES

SEK M	Life insurance operations 2001	Life insurance operations 2000	Non-life insurance operations 2001	Non-life insurance operations 2000
Technical reporting of non-life insurance operations				
Premium income			57	46
Return on capital transferred from financial operations			16	51
Other technical income			0	0
Insurance compensation			– 42	– 26
Change in other actuarial provisions			0	– 17
Refunds and discounts			0	0
Operating expenses			– 4	– 4
Other technical costs			0	0
TECHNICAL RESULT, NON-LIFE INSURANCE OPERATIONS			**27**	**50**
Technical reporting of life insurance operations				
Premium income	9,134	13,937		
Return on capital, income	711	438		
Unrealized gains on investment assets	– 6,940	– 4,010		
Other technical income	– 21	– 9		
Insurance compensation	– 3,953	– 4,111		
Change in other actuarial provisions	2,196	– 5,279		
Refunds and discounts	– 5	– 3		
Operating expenses	– 210	– 167		
Return on capital, expenses	– 4	– 5		
Unrealized losses on investment assets	– 4	– 1		
Other technical costs				
Return on capital transferred to financial operations	– 613	– 492		
TECHNICAL RESULT, LIFE INSURANCE OPERATIONS	**291**	**298**		
Non-technical reporting				
Technical result, non-life insurance operations			27	50
Result, life insurance operations	291	298		
Return on capital, income	106	106	21	72
Unrealized gains on investment assets		20	1	0
Return on capital, transferred from life insurance operations	613	477		
Return on capital, expenses	– 24		– 10	– 13
Unrealized losses on investment assets	– 2	0	0	– 43
Return on capital, transferred to non-life insurance operations			– 16	-51
Other income and expenses	– 1	– 1	0	0
PROFIT BEFORE APPROPRIATIONS AND TAXES	**983**	**900**	**23**	**15**
Appropriations			– 30	
Tax on investment returns	– 613	– 492		
Taxes	– 34	– 38	1	– 5
PROFIT FOR THE FINANCIAL YEAR	**336**	**370**	**– 6**	**10**

	2001	2000
Number of employees in insurance operations	57	152

SEK M	2001	2000
Wages, salaries and other remuneration	18	46
Pension costs		
Premiums paid	10	11
Social insurance charges	7	17
Allocation to profit-sharing fund	1	6
Training costs	1	2
Other staff costs	1	2
TOTAL	**38**	**84**
Wages, salaries and remuneration to the Board, President and Executive Vice Presidents in Sweden	4	2
to other employees in Sweden	8	39
Wages, salaries and remuneration to the Board, President and Executive Vice Presidents in Baltic region	1	0
to other employees in Baltic region	4	4
Wages, salaries and remuneration to other employees outside Sweden	1	1
Bonuses and comparable remuneration to the President and Executive Vice Presidents	0	0
TOTAL	**18**	**46**

Expenses for the year pertaining to pensions and similar benefits:		
To the Board, President and Executive Vice Presidents	2	2

Proposed disposition of profit

SEK M

The following amounts are at the disposal of the Annual General Meeting:

Profit for the financial year	3 147
Profit brought forward	3 583
Total available	6 730
The Board of Directors recommends	
A cash dividend to shareholders of	
SEK 5.50 per share	2 903
To be carried forward	3 827

The Group's non-restricted earnings thereafter amount to SEK 6,669 M. The proposed allocation to restricted reserves in Group companies is SEK 60,000.

Board of Directors

Following the Annual General Meeting of 2001, the Board of Directors consists of the following members: Göran Ahlström, Göran Collert, Bo Forslund, Birgitta Johansson-Hedberg, Thomas Johansson, Göran Johnsson, Birgitta Klasén, Kurt Lodenius, Per-Göran Nyberg, Marianne Qvick Stoltz, Carl Eric Stålberg and Lennart Sundén.

In addition, the Board of Directors includes the following employee representatives: Gith Bengtsson and Kaisa Bratt.

The Board of Directors elected Göran Collert as Chairman, Carl Eric Stålberg as First Deputy Chairman and Bo Forslund as Second Deputy Chairman.

Stockholm, February 20, 2002

Göran Collert | Carl Eric Stålberg | Bo Forslund

Birgitta Johansson-Hedberg | Göran Ahlström | Thomas Johansson

Göran Johnsson | Birgitta Klasén | Kurt Lodenius

Per Göran Nyberg | Marianne Qvick Stoltz | Lennart Sundén

Gith Bengtsson | Kaisa Bratt

Auditors' report

To the Annual General Meeting of FöreningsSparbanken AB (publ), registration number 502017-7753.

We have audited the annual report, the consolidated financial statements, the accounting records and the administration by the Board of Directors and the President of FöreningsSparbanken AB for the year 2001. The Bank's internal auditing department during the year has continuously reviewed the internal controls and accounts and submitted its reports to us. The accounting records and the administration of the Company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion of the annual report, the consolidated financial statements and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit in order to obtain reasonable assurance that the annual report and the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts.

An audit also includes an assessment of the accounting principles and their application by the Board of Directors and the President and an evaluation of the overall presentation of information in the annual report and the consolidated financial statements. We have examined significant decisions, actions taken and the circumstances of the Company in order to determine the liability, if any, to the Company of the President or any of the members of the Board of Directors and whether they have acted in any other way in contravention of the Swedish Companies Act, the Swedish Banking Act, the Annual Accounts Act for Credit Institutions and Securities Companies or the Company's Articles of Association. We believe that our audit has provided us with a reasonable basis for our opinion set forth below.

The annual report and the consolidated financial accounts have been prepared in accordance with the Annual Accounts Act for Credit Institutions and Securities Companies and therefore provide a true and fair view of the Company's and the Group's profit and financial position in accordance with generally accepted auditing standards in Sweden.

We recommend that the Annual General Meeting adopt the profit and loss accounts and balance sheets of the Parent Company and the Group, deal with the profit in the Parent Company in accordance with the proposal in the Board of Directors' Report, and discharge the members of the Board of Directors and the President from liability for the financial year.

Stockholm, February 20, 2002

Ulf Egenäs
Authorized Public Accountant

Torbjörn Hanson
Authorized Public Accountant

Peter Markborn
Authorized Public Accountant
appointed by the Swedish Financial
Supervisory Authority

Board of Directors and Auditors

Board of Directors of FöreningsSparbanken AB
Elected by the Annual General Meeting on April 5, 2001

Directors
Göran Collert, Chairman

Carl Eric Stålberg, First Deputy Chairman

Bo Forslund, Second Deputy Chairman

Birgitta Johansson Hedberg, President and CEO

Göran Ahlström

Thomas Johansson

Göran Johnsson

Birgitta Klasén

Kurt Lodenius

Per-Göran Nyberg

Marianne Qvick Stoltz

Lennart Sundén

Employee representatives
Gith Bengtsson

Kaisa Bratt

Deputy Director elected by the Annual General Meeting
Nils-Fredrik Nyblaeus

Deputy Directors elected by the employees
Per Ekström

Monica Hellström

Auditors of FöreningsSparbanken AB
Elected for four years by the Annual General Meeting on April 29, 1999

Auditors
Authorized Public Accountant Ulf Egenäs
Deloitte & Touche AB, Chairman

Authorized Public Accountant Torbjörn Hansson
Ernst & Young AB

Deputy Auditors
Authorized Public Accountant Olof Cederberg
Ernst & Young AB

Authorized Public Accountant Jan Larsson
Deloitte & Touche AB

Appointed by the Swedish Financial Supervisory Authority
Authorized Public Accountant Peter Markborn

Arthur Andersen AB

Nominating Committee of FöreningsSparbanken AB
Elected by the Annual General Meeting on April 5, 2001

Thomas Halvorsen, Chairman of the Nominating Committee, President of the Fourth National Pension Insurance Fund

Lorenz Andersson, Governor, Västerbotten County

Jan-Erik Erenius, former President of AMF Pension

Eva Karin Hempel, Board Member of the Federation of Swedish Farmers

Lars Otterbeck, President of Alecta

Carl Axel Petri, former President of the Court of Appeal

Arne Torstensson, President of Ulricehamns Sparbank

Kent Torwald, Vice President of the Federation of Swedish Farmers

Board work

Board work during the year

In 2001 the Board of Directors held a total of 21 meetings.

The Board's work during the year was devoted to, among other things, the following issues:

- Values and development trends in the operating environment of importance to economic development.
- Proposed merger with Skandinaviska Enskilda Banken.
- Alternative strategic and structural alternatives for FöreningsSparbanken.
- Further development of FöreningsSparbanken's vision and fundamental values – 15-point program.
- Further development of the FöreningsSparbanken Group's program to enhance value-added.
- Further development of the FöreningsSparbanken Group's retail organization.
- Revision of FöreningsSparbanken's local banking concept.
- Further development of FöreningsSparbanken's deposit offerings.
- Financial risks and long-term funding.
- New policy for operational risks.
- Coordinated organization and decision-making procedures for Group-wide lending.
- Further development of FöreningsSparbanken's e-business operations.
- Hansapank's acquisition of the Lithuanian bank Lietuvas Taupomasis Bankas (LTB).

The Board's Credit and Capital Market Committee

The Board has established a Credit and Capital Market Committee, which consists of the Chairman of the Board, the President and five other members appointed from within the Board.

The Committee held 27 meetings during the year.

The Committee responds to credit and limit queries submitted to the Board within certain limits, provided that the cases in question are not of a principle nature or otherwise are of major significance.

During the year the Committee had the following members: Göran Collert, Chairman, Bo Forslund, Deputy Chairman, Göran Ahlström, Birgitta Johansson-Hedberg, Göran Johnsson, Kurt Lodenius and Carl Eric Stålberg.

The Board's Audit and Security Committee

The Board has established an Audit and Security Committee, which consists of four members appointed from within the Board.

The Committee held three meetings during the year.

The Committee is responsible for, among other things, maintaining the Board's contacts with the internal audit and security functions and the external auditors appointed by the Bank in order to provide the Board with greater access to information on auditing and security operations in the Bank, to facilitate and improve opportunities for the internal audit unit and external auditors to communicate with the Board and to evaluate the Bank's security work.

In addition, the Committee is responsible for reviewing the report compiled at least once a year that describes and evaluates the operational risks in the Bank. The Committee also has the right to initiate action on matters regarding operational risks and conditions noted in the Bank's organization related to such risks.

During the year the Committee had the following members: Göran Ahlström, Chairman and member to April 5, Carl Eric Stålberg, Chairman as of April 5, Bo Forslund, Deputy Chairman, Per-Göran Nyberg and Marianne Qvick Stoltz.

The Board's Nominating Committee

The Board has established a Nominating Committee, which consists of two members appointed from within the Board. The Committee is primarily responsible for preparing issues regarding the nomination of the members of the boards of the local banks.

During the year the Committee had the following members: Bo Forslund, Chairman, and Per-Göran Nyberg.

INTERNAL AUDIT

The purpose of Internal Audit is to review and evaluate internal controls in the Group. Internal Audit is an internal review function independent from the operational units in accordance with the general advice of the Swedish Financial Supervisory Authority (FFFS 1999:12).

Internal Audit is directly subordinate to the Board of Directors.

Board of Directors



GÖRAN COLLERT
Executive Chairman since 1995. Born 1937. Graduate Business Administrator and Bachelor of Laws. Elected 1978.

Other directorships: Member of the Supervisory Boards of Aktia Sparbank Ab, Bank Handlowy w Warszawie and SpareBank 1 Gruppen (Norway). Board Member of Boliden AB and Fastighets AB Tornet. Chairman of Call in One CIO AB and Sölvesborgs Kakelservice AB. Deputy Board Member of Gumshornet Brf.

Chairman of the Board of Directors' Credit and Capital Market Committee.

Holding: 40,000 shares.



CARL ERIC STÅLBERG
First Deputy Chairman. Born 1951. President and CEO of JM AB. Graduate Business Administrator. Elected 2001. Deputy Chairman since 2001.

Other directorships: Board Member of JM AB with subsidiaries. Chairman of the Swedish Skiing Association, Deputy Chairman of the International Skiing Federation and Member of the Swedish Olympic Committee.

Chairman of the Board of Directors' Audit and Security Committee and Member of the Credit and Capital Market Committee

Holding: 2,500 shares.



BO FORSLUND
Second Deputy Chairman since 1997. Born 1939. Former Member of the Swedish Parliament, Chairman of the Sundsvall City Council. Elected 1991.

Other directorships: Chairman of Sparbanksstiftelsernas Förvaltningsaktiebolag, the Savings Bank Foundation Norrland and the Sundsvall City Council. Member of the Supervisory Board of Aktia Sparbank Ab and Norrlands Travsällskap and Stall Apanage AB.

Chairman of the Board of Directors' Nominating Committee and Deputy Chairman of the Audit and Security Committee and the Credit and Capital Market Committee.

Holding: 5,000 shares.



GÖRAN AHLSTRÖM
Former President of FöreningsSparbanken. Born 1936. Master of Engineering. Elected 1995.

Other directorships: Chairman of Fastighets AB Tornet. Board Member of E.ON Energie AG, Sydkraft AB, Svensk-Danska Broförbindelsen AB – SVEDAB, Transcom Worldwide SA and the Öresund Consortium.

Member of the Board of Directors' Credit and Capital Market Committee.

Holding: 1,050 shares.



GITH BENGTSSON
Bank employee. Born 1962. Upper Secondary Education. Elected 2000. Employee representative.

Other directorship: Delegate of Sparinstitutens Pensionskassa (SPK).

Holding: 321 shares and 700 warrants.



KAISA BRATT
Bank employee. Born 1941. Secondary School Graduate. Elected 1992. Employee representative.

Other directorship: Delegate of Sparinstitutens Pensionskassa (SPK).

Holding: 800 shares and 5,000 warrants.



BIRGITTA JOHANSSON-HEDBERG
President and CEO since 2000. Born 1947. Reg. Psychologist. Elected 1994.

Other directorships: Chairman of the Swedish Bankers Association, Affärsbankernas Serviceaktiebolag, AB Spintab and AB Lindex. Board Member of FI-Holding (Denmark), SpareBank 1 Gruppen AS (Norway), Sveaskog AB, Assidomän AB and the Swedish Stock Exchange Council.

Member of the Board of Directors' Credit and Capital Market Committee.

Holding: 11,345 shares and 20,000 warrants.



THOMAS JOHANSSON
Deputy Chairman of the Federation of Swedish Farmers. Born 1954. B.Sc. in Agriculture. Elected 2001.

Other directorships: Chairman of the Swedish Agricultural Research Foundation. Deputy Chairman of the Federation of Swedish Farmers and Spira AB. Board Member of Scandinavian Traceability Systems AB and Swede Agri Finance AG, Steering Committee. Chairman of the Bank's Agricultural Advisory Council.

Holding: 100 shares.



GÖRAN JOHNSSON
Chairman of the Swedish Metal Workers' Union. Born 1945. Elementary school and labor union training. Elected 1997.

Other directorships: Deputy Chairman of the European and Nordic federations of metal workers' unions. Board Member of the Fourth National Pension Insurance Fund, Amnesty Business Group, Stiftelsen Kvinnoforum and the Swedish Trade Union Confederation. Deputy Member of SAP/Party Board of Directors and VU.

Member of the Board of Directors' Credit and Capital Market Committee.

Holding: 15 shares.



BIRGITTA KLASÉN
It consultant. Born 1949. Civil Engineer. Elected 2000.

Other directorships: Board Member of E.ON Benelux BV, Ledstiernan AB, MINT and IP Unplugged.

Holding: 2,000 shares.



KURT LODENIUS
Former Municipal Commissioner. Chairman of the Norrtälje Municipal Council. Born 1936. Economist. Elected 1983.

Other directorships: Chairman of the Norrtälje Municipal Council and Roslagens Sparbank. Deputy Chairman of Norrtelje Tidning AB. Board Member of FöreningsSparbanken Kapitalförvaltning AB and Norrtälje Industri- & Hantverkhus AB.

Member of the Board of Directors' Credit and Capital Market Committee.

Holding: 6,400 shares.



NILS-FREDRIK NYBLÆUS
Deputy President and Executive Vice President. Born 1951. Graduate Business Administrator. Deputy Board Member and Deputy President since 2000. Executive Vice President since 1992.

Other directorships: Chairman of Danderyds Sjukhus AB, Citystaden Förvaltning AB, Creo Sommarlandsparkering AB, FöreningsSparbanken Administration AB, FöreningsSparbanken Datainvest AB, FöreningsSparbanken Företagskredit AB, the FöreningsSparbanken Group's Kopparmyntet profit-sharing fund, Mandab AB and Mandamus Borås AB. Board Member of Alfaros AB, OM Gruppen AB, the Swedish Financial Accounting Standards Council, Marakanda Marknadsplats AB and AB Spintab. Deputy Member of Affärsbankernas Serviceaktiebolag and the Swedish Bankers Association.

Holding: 0 shares and 25,000 warrants.







PER-GÖRAN NYBERG
Former Bank Executive. Born 1936. Graduate Business Administrator. Elected 1984.

Other directorships: Chairman of Savings Bank Foundation Alfa, Byggmästare Axel Alms Stiftelse, FöreningsSparbankens stiftelse för bevarande av bankens historiska värden, Första Sparbankens stiftelse för vetenskaplig forskning, Stiftelsen för internationellt utvecklingssamarbete, Stiftelsen Sparbankernas Företagsinstitut and Stiftelsen MS-hemmet Höglandsborg. Board Member of European Savings Bank Group (ESBG), World Savings Banks Institute and Elmia AB.

Member of the Board of Directors' Audit and Security Committee and the Nominating Committee.

Holding: 300 shares.

MARIANNE QVICK STOLTZ
Small business owner. Born 1949. Diploma in Retail Economics, studied at CHF, Lausanne. Elected 1994.

Other directorships: President/Co-owner of Aug Magnussons Eftr AB. Chairman/Co-owner of Tidsforum Göteborg AB. Chairman of Cityföreningen i Göteborg. Deputy Chairman of Western Sweden's Trade and Industry Council. Board Member of Göteborg o Co Träffpunkt AB, GR/-Gothenburg region/executive committee for labor market issues, the Western Swedish Cultural Fund and the Liberal Party Association of Gothenburg. Alternate on the Gothenburg City Council.

Member of the Board of Directors' Audit and Security Committee and Chairman of the Bank's Business Council.

Holding: 321 shares.

LENNART SUNDÉN
President of Swedish Match AB. Born 1952. Civil Engineer and Graduate Business Administrator. Elected 2000.

Other directorships: Board Member of A André KG GmbH and Swedish Match AB with subsidiaries.

Holding: 2,000 shares.





OLOV LYDÉN
Secretary of the Board of Directors and the Executive Management. Born 1948. Bachelor of Laws. Employed since 1982.

Holding: 2,500 shares and 20,000 warrants.

JUDITH SAND
Internal Audit. Born 1942. Bachelor of Laws and Socioeconomist. Employed since 1985.

Other directorships: Board Member of ABC Jour.

Adjunct Member of the Board of Directors' Audit and Security Committee.

Holding: 481 shares and 5,000 warrants.

Executive Management



BIRGITTA JOHANSSON-HEDBERG
President and CEO, Head of the Retail business area. Born 1947. Reg. Psychologist. Employed since 2000.

Holding: 11,345 shares and 20,000 warrants.



NILS-FREDRIK NYBLÆUS
Deputy President and Chief Financial Officer, CFO. Born 1951. Graduate Business Administrator. Employed since 1991.

Holding: 0 shares and 25,000 warrants.



KAISA BRATT
Union representative. Born 1941. Secondary School Graduate. Employed since 1973.

Holding: 800 shares and 5,000 warrants.



ANDERS EK
Executive Vice President, Head of the Savings business area and President of AB Robur. Born 1948. Bachelor of Arts. Employed since 2000.

Holding: 0 shares and 20,000 warrants.



GERT ENGMAN
Executive Vice President, Chief Information Officer, CIO and Head of the E-business area. Born 1949. Graduate Economist. Employed since 1993.

Holding: 481 shares and 20,000 warrants.



GÖRAN GUNNARSSON
Executive Vice President and Deputy Head of the Retail business area. Regional Manager for Stockholm. Born 1943. Economist. Employed since 2001. Previously employed 1985-1999.

Holding: 1,712 shares and 5,000 warrants.



KJELL HEDMAN
Executive Vice President and Head of the Payments business area. Born 1951. Economist. Employed since 1985.

Holding: 200 shares and 5,000 warrants.



MIKAEL INGLANDER
Executive Vice President and Head of the Lending business area, President of AB Spintab. Born 1963. Graduate Business Administrator. Employed since 1988.

Holding: 0 shares and 5,000 warrants.



LARS-ERIK KVIST
Executive Vice President and Chief Credit Officer, CCO. Born 1945. Graduate Business Administrator. Employed since 1974.

Holding: 2,581 shares and 20,000 warrants.



JAN LIDÉN
Executive Vice President and Head of the Swedbank Markets business area. Born 1949. Graduate Business Administrator. Employed since 1990.

Holding: 481 shares and 10,000 warrants.



BENGT-ERIK LINDGREN
Executive Vice President and Regional Manager for Central Sweden. Born 1950. Graduate Economist. Employed since 1975.

Holding: 900 shares and 21,000 warrants.



INGRID PERSSON
Executive Vice President, Retail business area. Born 1948. Graduate Economist. Employed since 1994.

Holding: 750 shares and 20,000 warrants.



STAFFAN SALÉN
Adjunct Member of the Executive Management. Executive Vice President, Head of Communications. Born 1967. Graduate Business Administrator. Employed since 1998.

Holding: 3,000 shares and 0 warrants.



GÖRAN THEODORSSON
Executive Vice President, Human Resources and Competence Development. Born 1948. Economist. Employed since 1969.

Holding: 481 shares and 20,000 warrants.



ANNIKA WIJKSTRÖM
Executive Vice President and Head of Alliances (Independent Savings Banks and Jointly Owned Banks, FIH, Hansapank, Aktia Sparbank, Sparebank 1 Gruppen and Erste Bank). Born 1951. Bachelor of Arts. Employed since 1986.

Holding: 150 shares and 20,000 warrants.

Other Senior Executives, Group Council

Jan Alexandersson, Head of FöreningsSparbanken by Telephone. Born 1951. Graduate Business Administrator. Employed since 1976.
Holding: 0 shares and 3,000 warrants.

Kjell Ardhede, Executive Vice President and Regional Manager for Gothenburg and Bohuslän. Born 1944. Business Economist. Employed since 1993.
Holding: 500 shares and 13,500 warrants.

Per Aspegren, Head of Merchant Banking. Born 1959. Graduate Business Administrator. Employed since 1983.
Holding: 0 shares and 5,000 warrants.

Gith Bengtsson
Adjunct Member of the Group Council. Union representative. Born 1962. Upper Secondary Education. Employed since 1982.
Holding: 321 shares and 700 warrants.

Håkan Berg, Executive Vice President, Head of Business Development in the Retail business area. Born 1955. Bachelor of Laws. Employed since 1984.
Holding: 0 shares and 20,000 warrants.

Gunilla Brynell-Johansson, Executive Vice President and Regional Manager for Southeastern Sweden. Born 1956. Business Economist. Employed since 1979.
Holding: 181 shares and 3,000 warrants.

Robert Charpentier, Executive Vice President, Deputy Head of Swedbank Markets. Born 1965. Master of Economics. Employed since 1997.
Holding: 0 shares and 10,000 warrants.

Leif Ekbom, Executive Vice President and Regional Manager for Western Sweden with responsibility for the agricultural sector. Born 1954. Business Economist. Employed since 1977.
Holding: 154 shares and 20,000 warrants.

Lars Eklund, Executive Vice President and Head of Operational Risks, Security, Legal Affairs, Environmental Affairs, EMU and Crisis Management. Born 1945. Bachelor of Laws. Employed since 1989.
Holding: 1,981 shares and 20,000 warrants.

Bengt Fogelfors
Adjunct Member of the Group Council. Union representative. Born 1946. Bachelor of Laws. Employed since 1985.
Holding: 0 shares and 0 warrants.

Anders Gustafzon, Executive Vice President, responsible for organizational and institutional customers as well as contacts with non-profit organizations. Born 1943. Employed since 1973.
Holding: 3,000 shares and 10,000 warrants.

Lennart Haglund, Executive Vice President and Regional Manager for Southern Sweden. Born 1947. Market Economist. Employed since 1999.
Holding: 1,000 shares and 10,000 warrants

Lisbeth Hansson, Head of the Support unit. Born 1947. Bachelor of Arts. Employed since 1990.
Holding: 150 shares and 0 warrants.

Angela Hellryd Dahlén, Marketing Manager. Born 1958. Graduate Business Administrator. Employed since 2001.
Holding: 0 shares and 0 warrants.

Britt Henriksson, Executive Vice President and Regional Manager for Northern Sweden. Born 1949. Market Economist. Employed since 1969.
Holding: 0 shares and 20,000 warrants

Mats Lagerqvist, Vice President of Robur AB. Born 1964. Graduate Business Administrator. Employed since 1987.
Holding: 0 shares and 10,000 warrants.

Håkan Nyberg, Head of FöreningsSparbanken's Internet banking operations. Born 1959. Civil Engineer. Employed since 1988.
Holding: 0 shares and 1,000 warrants.

Fredrik Runnquist, IT Manager. Born 1947. Civil Engineer/Graduate Business Administrator. Employed since 2000.
Holding: 0 shares and 20,000 warrants.

Staffan Salén, Adjunct Member of the Executive Management. Executive Vice President, Head of Communications. Born 1967. Graduate Business Administrator. Employed since 1998.
Holding: 3,000 shares and 0 warrants.

Åsa Wilson Bergstedt, Head of the Independent Savings Banks and Jointly Owned Banks unit. Born 1963. Bachelor of Laws. Employed since 1994.
Holding: 0 shares and 6,500 warrants.

Addresses

FöreningsSparbanken AB
Registration number: 502017-7753
Registered office: Stockholm
Visiting address: Brunkebergstorg 8
Mailing address: SE-105 34 Stockholm
Telephone: +46-8-5859 00 00
Fax: +46-8-796 80 92
www.foreningssparbanken.se
e-mail: info@foreningssparbanken.se

Swedbank Markets
Visiting address: Regeringsgatan 13
Mailing address: SE-105 34 Stockholm
Telephone: +46-8-5859 00 00
Fax: +46-8-5859 25 63
www.foreningssparbanken.se/swedbankmarkets
e-mail: info.swedbankmarkets@foreningssparbanken.se

Subsidiaries in Sweden

AB Spintab
Registration number: 556003-3283
Registered office: Stockholm
Visiting address: Regeringsgatan 13
Mailing address: SE-106 11 Stockholm
Telephone: +46-8-5859 21 00
Fax: +46-8-10 79 70
www.foreningssparbanken.se/spintab
e-mail: info.spintab@foreningssparbanken.se

Robur AB
Registration number: 556110-3895
Registered office: Stockholm
Visiting address: Malmtorgsgatan 8
Mailing address: SE-105 34 Stockholm
Telephone: +46-8-5859 24 00
Fax: +46-8-796 49 85
www.foreningssparbanken.se/robur
e-mail: info@robur.se

Robur Försäkring AB
Registration number: 516401-8292
Registered office: Stockholm
Visiting address: Malmtorgsgatan 8
Mailing address: SE-105 34 Stockholm
Telephone: +46-8-5859 24 00
Fax: +46-8-796 49 85
www.foreningssparbanken.se/forsakring
e-mail: info@robur.se

FöreningsSparbanken Finans AB
Registration number: 556131-3395
Registered office: Stockholm
Visiting address: Brunkebergstorg 8
Mailing address: SE-105 34 Stockholm
Telephone: +46-8-5859 22 00
Fax: +46-8-21 34 67
www.foreningssparbanken.se/finans
e-mail: info.finans@foreningssparbanken.se

Kundinkasso Aktiebolag K.I.A.B.
Registration number: 556209-5363
Registered office: Gothenburg
Visiting address: Drakegatan 7-9
Mailing address: Box 256, SE-401 24 Gothenburg
Telephone: +46-31-733 32 00
Fax: +46-31-40 09 14
www.foreningssparbanken.se/kundinkasso
e-mail: info.kundinkasso@foreningssparbanken.se

FöreningsSparbanken Administration AB
Registration number:556284-5387
Registered office: Stockholm

FöreningsSparbanken Fastighetsbyrå AB
Registration number: 556090-2115
Visiting address: S:t Eriksgatan 117
Mailing address: Box 23164, SE-104 35 Stockholm
Telephone: +46-8-5454 55 00
Fax: +46-8-5454 55 21
www.fastighetsbyra.foreningssparbanken.se
e-mail: info@fastighetsbyra.foreningssparbanken.se

FöreningsSparbanken Öland AB
Registration number: 516401-0034
Registered office: Borgholm
Visiting address: Storgatan 15
Mailing address: Box 26, SE-387 21 Borgholm
Telephone: +46-485-56 45 00
Fax: +46-485-125 62
www.olandsbank.com
e-mail: borgholm@olandsbank.com

International subsidiaries

AS Hansapank
Registered office: Tallinn
Liivalaia 8
EE-150 40 Tallinn
Estonia
Telephone, switchboard: +372-6 131 310
Fax: +37-261 314 10
www.hansa.ee
Representative: Mari Saraskin
e-mail: hansa@hansa.ee
Swift: HABA EE2X

Finansieringsinstituttet for Industri og Håndværk A/S (FIH)
Registration number: 28 827
Registered office: Frederiksberg
La Cours vej 7
DK-2001 Frederiksberg
Denmark
Telephone: +45-381 668 00
Fax: +45-381 668 01
www.fih.dk
e-mail: info@fih.dk

Swedbank (Luxembourg) S.A.
Registration number: 302018-5066
Registered office: Luxembourg
Irja Hedin
8-10 Avenue de la Gare
L-1610 Luxembourg
Mailing address: PO Box 1305
L-1013 Luxembourg
Telephone: +35-24 04 94 01
Fax: +35-24 04 907
www.swedbank.lu
e-mail: info@swedbank.lu
Swift: BEEL LULL

Swedbank Securities Incorporated
Registered office: New York
Swedbank Inc.
Delaware

International branches

Norway
FöreningsSparbanken Oslo
Gry H Killingstad
Henrik Ibsens gate 12
PO Box 778 Sentrum
N-0106 Oslo
Norway
Telephone: +47-21 02 54 00
Fax: +47-21 02 54 01
e-mail: post@swedbank.no
Swift: SWEDNOKK

Great Britain
Swedbank, London Branch
Julian Daley/Jim Linford
Swedbank House
42 New Broad Street
London EC2M 1SB
Great Britain
Telephone: +44-207 256 60 00
Fax: +44-207 638 11 01
Swift: SWED GB 2L

USA
Swedbank, New York Branch
John Matthews
One Penn Plaza, 15th floor,
New York, NY 10119
USA
Telephone: +1-212-486-8400
Fax: +1-212-486-3220
Swift: SWED US 33

Associated companies in Sweden

Bergslagens Sparbank AB
Registration number 516401-0109
Registered office: Lindesberg
Visiting address: Kungsgatan 13
Mailing address: Box 114, SE-711 23 Lindesberg
Telephone: +46-581-880 10
Fax: +46-581-179 70

Eskilstuna Rekarne Sparbank AB
Registration number: 516401-9928
Registered office: Eskilstuna
Visiting address: Kungsgatan 5
Mailing address: SE-631 93 Eskilstuna
Telephone: +46-16-15 80 00
Fax: +46-16-12 20 84
www.ersab.se
e-mail: kundcenter@ersab.se

Färs & Frosta Sparbank AB
Registration number: 516401-0091
Registered office: Hörby
Visiting address: Gamla Torg 1
Mailing address: Box 53, SE-242 21 Hörby
Telephone: +46-415-173 00
Fax: +46-415-174 01
www.farsofrostasparbank.se
e-mail: info@farsofrostasparbank.se

FöreningsSparbanken Sjuhärad AB
Registration number: 516401-9852
Registered office: Borås
Visiting address: Allégatan 55
Mailing address: Box 1730, SE-501 17 Borås
Telephone: +46-33-16 65 00
Fax: +46-33-16 66 60
www.sjuharad.foreningssparbanken.se
e-mail: info@sjuharad.foreningssparbanken.se

FöreningsSparbanken Söderhamn AB
Registration number: 516401-0042
Registered office: Söderhamn
Visiting address: Kungsgatan 11
Mailing address: Box 13, SE-826 21 Söderhamn
Telephone: +46-270-722 00
Fax: +46-270-186 90
www.fsbankensoderhamn.se
e-mail: info@fsbankensodershamn.se

Vimmerby Sparbank AB
Registration number: 516401-0174
Registered office: Vimmerby
Visiting address: Sevedegatan 37
Mailing address: Box 103, SE-598 31 Vimmerby
Telephone: +46-492-795 00
Fax: +46-492-795 49
www.vimmerbysparbank.se
e-mail: info@vimmerbysparbank.se

Marakanda
Registration number: 556595-2933
Registered office: Stockholm
Visiting address: Anderstorpsvägen 22
Mailing address: Box 58, SE-171 74 Solna
Telephone: +46-8-585 020 00
www.marakanda.se
e-mail: servicecenter@marakanda.se

VPC AB
Registration number: 556112-8074
Registered office: Stockholm
Visiting address: Regeringsgatan 65
Mailing address: Box 7822, SE-103 97 Stockholm
Telephone: +46-8-402 90 00
Fax: +46-8-24 67 88
www.vpc.se

International associated companies

Aktia Sparbank Abp
Visiting address: Mannerheimvägen 14
Mailing address: PB 207
FIN-00101 Helsinki
Finland
Telephone, switchboard: +358-810-247 50 00
Fax: +358-810-247 63 56
www.aktia.fi
E-mail: aktia@aktia.fi

SpareBank 1 Gruppen AS
Visiting address: Henrik Ibsensgate 12
Mailing address: PO Box 778 Sentrum
N-0106 Oslo
Norway
Telephone: +47-21 02 00 00
Fax: +47-21 02 00 01
www.sparebank1.no
e-mail: post@sparebank1.no

Representative offices

Japan
Swedbank
Kanichiro Hirata
Swedbank Tokyo
8F Shibakoen 32, Mori Building
3-4-30 Shibakoen
Minato-ku
Tokyo 105-0011
Japan
Telephone: +81-357 772 081
Fax: +81-357 772 084
e-mail: swedbank.tokyo@foreningssparbanken.se

China
Liu Zhimei
Swedbank Shanghai Representative Office
POS Plaza, 1501 (15th floor)
1600 Century Avenue
Pudong
Shanghai 2001122
China
Telephone: +86-215 820 3300
Fax: +86-215 820 0022

Production: LT Layout
Photography: Leif Hansen and Lena Granefelt
Printing: Ljungföretagen Tryckeri AB, Örebro, Sweden, 2002
The printer is environmentally certified according to ISO 14001. The paper bears the Swan mark, the symbol of environmental protection in the Nordic countries, Silverblade.

FöreningsSparbanken AB (publ) Swedbank

Organization No. 502017 – 7753
The company has its registered office in Stockholm
Visiting address: Brunkebergstorg 8
Postal address: 105 34 Stockholm
Tel: +46-8-5859 00 00
Fax: +46-8-796 80 92
Telex: General 12826 swedbnk s
Internet: www.foreningssparbanken.se